[redacted]

08040786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated: March 19, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date: March 19, 2008

By: Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary



challenge creates **opportunities**

TECK COMINCO 2007 ANNUAL REPORT

Opportunities surround us. Our challenge going forward is to find opportunities that create value for our shareholders. We are constantly pursuing opportunities: to improve safety; make our operations more efficient; identify and implement new technologies; and develop new growth opportunities. We are committed to building a better, stronger company.

Annual Meeting

Our annual meeting of shareholders will be held at 11:00 a.m. on Wednesday April 23, 2008, in Waterfront Ballroom C at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

Forward-Looking Statements

This annual report contains forward-looking statements. Please refer to the caution on forward-looking information on page



■ COPPER
● ZINC
◆ COAL
▲ GOLD
❖ ENERGY
RED DOG
Fairbanks
POGO
FORT HILLS
HIGHLAND VALLEY COPPER
Vancouver
ELK VALLEY COAL
TRAIL
PEND OREILLE
HEMLO
DUCK POND
Toronto
LENNARD SHELF
Perth
ANTAMINA
Lima
QUEBRADA BLANCA
ANDACOLLO
Santiago

COPPER ■

2007 PRODUCTION – 556 million pounds

Our copper division includes our interests in the Highland Valley Copper mine located in south central British Columbia, the Antamina mine located in the north central Peruvian Andes, the Quebrada Blanca mine located southeast of the port city of Iquique in northern Chile, the Andacollo mine located southeast of the city of La Serena in Chile and the Duck Pond copper-zinc mine located in central Newfoundland.

Molybdenum and zinc are significant by-products produced at some of these mines.

GOLD ▲

2007 PRODUCTION – 285,000 ounces

Our gold division includes our 40% interest in the Pogo mine located southeast of Fairbanks, Alaska and our 50% interest in the Hemlo operations located in northwestern Ontario. It also includes our 78.8% owned Morelos project in Mexico, our 60% owned Lobo-Marte property in Chile and interests in several other advanced gold exploration properties.

ZINC ●

2007 PRODUCTION – 1.5 billion pounds of zinc in concentrate; 644 million pounds of refined zinc

Our zinc division includes our Trail refining and smelting complex located in south central British Columbia, the Red Dog mine located in northwest Alaska, the Pend Oreille mine in Washington State just south of our Trail complex, and the Lennard Shelf mine in Western Australia.

The major products produced at these operations are zinc and lead concentrates at our mines and refined zinc and lead at our Trail metallurgical complex. Trail also produces various precious and specialty metals, fertilizers and chemicals and owns the Waneta dam, which produces electricity for the metallurgical facilities and for sale to third parties.

COAL ◆

2007 PRODUCTION – 10.6 million tonnes, direct and indirect share

Our coal division includes our 40% interest in the Elk Valley Coal Partnership and our 19.95% investment in the Fording Canadian Coal Trust, which owns 60% of Elk Valley Coal, giving us a 52% direct and indirect interest in the partnership. We are the managing partner of Elk Valley Coal, which has six metallurgical coal mines in British Columbia and Alberta and is the world's second largest exporter of seaborne hard coking coal.

ENERGY ❖

Approximately 1 billion barrels of recoverable bitumen

The energy division includes our 20% interest in the Fort Hills oil sands project and our 50% interest in various oil sands leases at the exploration stage that we jointly own with UTS Energy Corporation. All of these properties are located in the Athabasca region of Alberta, Canada. We expect Fort Hills to be a significant long-term contributor to our future revenues, operating profits and cash flows.

global operations

2007 highlights

- Net earnings were $1.6 billion or $3.74 per share in 2007, the second highest in our history. Adjusted net earnings were $1.8 billion, or $4.06 per share.
- We returned over $1 billion to shareholders in 2007, spending $577 million to purchase 13.1 million of our Class B subordinate voting shares and paying $426 million in dividends.
- Moody's Investor Services upgraded the credit rating for our senior unsecured debt to Baa1, the highest in our history.


$2,228
$3,428
$4,415
$6,539
$6,371
2003
2004
2005
2006
2007
REVENUE ($ million)


$134
$617
$1,345
$2,431
$1,615
2003
2004
2005
2006
2007
NET EARNINGS ($ million)


$332
$1,082
$1,626
$2,905
$1,719
2003
2004
2005
2006
2007
CASH FLOW ($ million)

Our copper division:

- acquired Aur Resources Inc., adding significantly to our copper production and reserves with Aur's Quebrada Blanca, Carmen de Andacollo and Duck Pond mines,
- proceeded with a project to extend the life of the Highland Valley Copper mine from 2013 to 2019,
- formed a 50/50 partnership with NovaGold Resources Inc. to develop and operate the Galore Creek copper-gold deposit in northwest British Columbia. The project was suspended late in the year due to a substantial increase in the capital cost estimate as well as reduced operating margins arising from the strengthening of the Canadian dollar, and
- in March 2008 we announced a 1.03 tonne inferred resource at our Quebrada Blanca copper mine containing approximately 11 billion pounds of copper and 450 million pounds of molybdenum.

Our coal division:

- acquired an additional 11.25% interest in the Fording Canadian Coal Trust, bringing our total interest in the Trust to 19.95% and our effective interest in the Elk Valley Coal Partnership to 52%.

Our energy division:

- increased our interest in the Fort Hills oil sands project from 15% to 20%, increasing our share of the Fort Hills contingent resource to 800 million barrels of recoverable bitumen.
- along with Petro-Canada and UTS Energy Corporation, committed to proceed with the front-end engineering and design phase and preliminary cost estimate for the Fort Hills oil sands project, and
- acquired a 50% interest in Lease 14 from UTS Energy Corporation and embarked on preliminary exploration and prefeasibility work on Lease 311 with UTS.

letter from our chairman

We live in an increasingly interdependent global economy in which every year brings change and new challenges. We look forward to the many challenges and opportunities ahead of us.

To the shareholders:

2007 was another good year for Teck Cominco. Our operating profits of $2.7 billion and net earnings of $1.6 billion were the second highest in the company's history following our all-time records set the previous year.

We live in an increasingly interdependent global economy in which every year brings change and new challenges, but 2007 was particularly volatile in a number of ways that impact the mining business.

These included rapid currency changes, continued strong markets for most of our products, but increased quarterly volatility for some, and continuation of steep escalation in construction costs. In addition, the sub-prime crisis in the US has impacted its economy, will impact economies elsewhere in the world, and has led to a liquidity crunch in the financial markets.

The US dollar continued to decline against most other currencies, falling 11% against the Euro. The Canadian dollar rose 18% against the US dollar, from 86 cents US at year end 2006 to as high as $1.10, and finished 2007 at $1.01.

Our products are typically sold in US dollar prices and, with costs at many of our operations reported in Canadian dollars, our unit costs relative to our selling prices have gone up significantly during the year.

Prices for our principal products were mixed for the year. While copper was relatively steady, zinc was down by 47% from year end to year end. Coal, which is priced under annual contracts, was down from its average in 2006 but is expected to be significantly higher in the second half of 2008 when new contracts currently being negotiated take effect.



letter from our chairman cont'd

The sub-prime debacle in the US has had repercussions in international financial markets, not just because of concerns about a possible recession in the US, but because the packaging of these loans into complex instruments and their sale to normally astute financial institutions around the world has resulted in enormous write-downs by some of the world's leading banks and investment houses.

As a result, in a matter of a few months we went from "a world awash in liquidity" to a serious credit crisis, and the near to medium-term implications are still unclear. What is clear is that our emphasis on maintaining a strong balance sheet is as valid as ever.

2007 was also the year in which "global warming" concerns garnered front page media coverage worldwide. Regardless of one's personal views on this issue, it's quite apparent that we must prepare ourselves for inevitable legislative initiatives that will impact us corporately and personally. In the meantime, taking appropriate steps to conserve energy is sensible and is in everyone's long-term best interest.

A major trend affecting the mining industry worldwide has been the steep escalation of construction and operating costs. The cost and delivery times of capital items like large mills and trucks have increased substantially. Environmental costs are on the rise. The cost and availability of skilled trades people are causing delays in construction projects in mining and oil in Canada, and affecting companies in other sectors who must compete for the same services.

For Teck Cominco and our various joint venture partners, we have felt the direct impact of these cost pressures, particularly at our major development stage projects including the Galore Creek copper-gold project in British Columbia and the Petaquilla copper project in Panama. A final development decision with our partners on the Fort Hills oil sands project in Alberta is expected around mid-year and we will, of course, be especially deliberate in assessing the updated estimated capital and operating costs as that decision date approaches.

We have said many times that the key elements of any successful mining company are its ore reserves, financial strength and people. A mining company without ore reserves is an oxymoron, and there is a continuing need to augment existing reserves with good new projects. The need for financial strength is a given, as is the engineering skills and capacity to execute project development. We at Teck Cominco have prided ourselves on a tradition of strong engineering excellence, usually resulting in on time, on budget projects, but in an environment of escalating costs as the world has been experiencing for the past few years, we recognize that we and the industry generally face tremendous challenges.

Despite the rapid pace of change in the past year, in our business we have to rely upon our assessment of long-term trends rather than short-term fluctuations. In making decisions for the future, we have to think about the next 10 or 20 years, not just the next one or two quarters.

The most important of these trends is the emergence of market economies in Brazil, China, India and parts of the former Soviet Union. The aspirations of millions of people in those countries to achieve the standards of living that have been enjoyed by those of us in the previously developed world will mean increasing "intensity of use", or annual consumption per capita, in materials like copper, zinc, nickel, iron and coal, not to mention energy.

This trend of increasing demand for commodities is not likely to be reversed. It has led many in the mining business to speak of this cycle being "Stronger for Longer".

We concur, although it must be recognized that markets work, and that strong demand often leads eventually to overcapacity. This is true generally, whether in copper, zinc, automobiles, semiconductors or any other business. It will almost certainly take longer this time, because the process of discovering the necessary new ore bodies, permitting them in today's environment, and then building them can not happen overnight.

The other major trend in our business has been consolidation through mergers and acquisitions. I said in a speech five years ago that I thought the previous wave of mining acquisitions was about over, but I couldn't have been more wrong. Since then WMC, Inco, Noranda/Falconbridge, Placer Dome, Phelps Dodge and Alcan have all disappeared, BHP has recently made an offer for Rio Tinto that, if successful, would create one of the world's largest companies, and even Xstrata, which acquired Noranda/Falconbridge in 2006, has indicated it may be for sale itself.

In fact, since 1980, of the world's 16 largest public mining companies at the time after Rio Tinto and BHP, 12 have disappeared, so the trend is not new.

The motivation for this may be partly for larger market share, or size for its own sake, but it is also in part a desire by those who, while they believe in stronger for longer, would prefer to take advantage of the current strength by buying immediate production rather than waiting to build it.

In mid-2007 we bought Aur Resources in a friendly $4 billion cash and share transaction, which not only increased our current copper production but gave us access to development potential at depth below the supergene deposits at the Andacollo and Quebrada Blanca mines. Subsequent drilling has been successful in defining a significant hypogene resource at QB, and we expect it will both expand and extend our copper production well into the future.

As operator of the world's largest zinc mine, the second largest seaborne metallurgical coal producer, with increasing copper production and resources, with a strong position in the long life Alberta oil sands, and with the commitment by our people to be among the very best in geology and engineering, we can look through short-term change and challenge the future with confidence.

During the year we welcomed two new directors to our Board: Janice Rennie of Edmonton, Alberta, who has a strong background in finance and accounting, and Mike Ashar of Calgary, who as Executive Vice President at Suncor brings his deep knowledge of engineering and operations in the oil sands to the Board.

Robert Wright will be retiring from the Board at the upcoming Annual Meeting, having reached the company's retirement age. Bob has been a valued director of Teck for many years, except for a three year sabbatical as Chairman of the Ontario Securities Commission beginning in 1989, and most recently has played an important role as Lead Director. The Board has asked him to accept the ex officio role of Honorary Director upon his retirement, an honour previously held only by the Rt. Hon. Roland Michener and Sir Michael Butler.

Warren Seyffert, who has been a director of the company since 1989, has been appointed Lead Director to succeed Mr. Wright.

With a strong, independent Board and dedicated management team, we look forward to both the challenges and opportunities ahead of us.

On behalf of the Board,



Norman B. Keevil
Chairman
March 3, 2008



DONALD R. LINDSAY - **President and Chief Executive Officer**

There is indeed a high level of energy and intensity within the company; our employees are very excited about these growth opportunities.

This past year was filled with both challenges and opportunities. Fortunately we were able to capitalize on a number of those opportunities and as a result, Teck Cominco's growth prospects have never been brighter. Demand for our products remains strong, driven by the rapid growth of the developing world, particularly China and India.

It wasn't that long ago that the company had 14 operations and no growth projects under construction. Today we have 18 operations, 3 construction projects and a long list of potential development projects moving towards a production decision. Several other longer term projects are also receiving a lot of attention. There is indeed a high level of energy and intensity within the company; our employees are very excited about these growth opportunties.

Of all the opportunities we saw in 2007, none was more important than the acquisition of Aur Resources. The current operations are performing well and delivering production and cash flow above expectations, but the real excitement comes from the "hidden value" that we foresaw in the Quebrada Blanca hypogene ore body. While it will take some time and further study until we know for certain, this project has the potential to become one of the company's most valuable assets.

In addition to the Aur acquisition, we increased our interest in Fording Canadian Coal Trust to just under 20% giving us an effective 52% interest in Elk Valley Coal Partnership just at the right time in the market. We also increased our interest in the Fort Hills oils sands project to 20% and, together with our partner UTS Energy Corporation, acquired several prospective oil sands leases on which we've seen encouraging exploration results.

During the year we also returned over $1 billion to shareholders through dividends and share buybacks, one of the highest amounts in Canadian business last year.

We also acted on numerous opportunities to improve and grow our key operations. We completed a major refurbishment at our Trail metallurgical facility. At Highland Valley we completed a major crusher relocation project as part of a mine life extension program. At Red Dog we improved zinc and lead recoveries, leading to the third best year of zinc production since it began operations. We advanced the pebble crusher project at Antamina, which should increase throughput by 5%.

In pursuing opportunities, there are occasional setbacks such as our experience at Galore Creek. After announcing the partnership with NovaGold to develop this copper-gold project, we determined in November that the economics had deteriorated due to substantially increased capital costs and the stronger Canadian dollar. With the benefit of the first season's construction experience, we learned that the complex sequencing of activities necessary to build the tailings dam and water management structures and the resulting extension of the construction schedule by 18 to 24 months would substantially increase costs. The project has also been affected by the rapidly escalating capital costs affecting major construction projects world-wide. Although the decision to suspend construction was difficult, we firmly believe it was prudent and the right decision regarding this project, having seen many other companies in the same circumstances keep right on spending. We believe there is an excellent development opportunity in Galore Creek, and we have put an experienced team in place to determine a new engineering development plan.

Underlying all of our activities must be an operating and financial discipline that helps us to pursue the activities, projects and ventures that create shareholder value and make us a better company. We are confident many good opportunities will be available to us in 2008 and, by design, our financial position is strong, which will support our many and varied endeavours. In fact, our credit rating was upgraded in August to its highest level ever.

SAFETY

We hold safety as one of our core values and believe that all incidents that cause harm to people, the environment and property can be avoided. We expect all employees and contractors to be leaders in safety and health through the identification of hazards and the elimination and control of risk. Our goal of zero incidents requires a culture of safety that transcends our daily work activities and which influences all of our decision making at home and at play.

We have recently started to use Total Reportable Incident Frequency (TRIF) as our key measure of safety performance. This indicator takes into account a broad range of safety incidents and provides us with a more comprehensive measure of performance. By this measure our employees and contractors combined saw an 11% reduction in the TRIF between 2006 and 2007.

I am pleased to report that seven of our operations received prestigious awards in 2007 for their safety performance. I want to personally congratulate the staff at Andacollo, Quebrada Blanca, Greenhills, Elkview, Coal Mountain, Williams and David Bell for their continued excellence and best in class performance. Although Antamina was not recognized with an award, this operation has consistently been the leader in safety performance within the Teck Cominco group and I congratulate them for their continued leadership.

MANAGEMENT

Tim Watson was appointed to the newly-created position of Senior Vice President Project Development. Tim will play an instrumental role in meeting the challenges of our rapidly expanding growth profile by taking responsibility for the company's engineering, construction and project management functions. He will oversee all major greenfield and brownfield capital projects. Tim brings over 26 years of project leadership and construction experience to this critical role.

OPERATIONS

While volatile, continued strong commodity prices in 2007 and strong performance in our key operations resulted in the second best earnings year in our history.

Our copper operations generated 34% of our revenue and 49% of our operating profit in 2007, with Highland Valley and Antamina reporting operating profits of $737 million and $565 million respectively, both their second highest ever.

The extension of **Highland Valley's** mine life to 2019 was approved in February and the project swung into high gear early in the year. The in-pit crushing and conveying system was relocated out of the pit in mid-year on time and on budget, and the waste stripping progressed well.

Antamina was operating in higher copper-zinc ore areas of the orebody this year which yielded much higher zinc production. Continuous improvement initiatives, including ore blending and a mine to mill optimization project, allowed mill throughput to increase to a record 31.2 million tonnes. However, Antamina's SAG mill had several failures late in the year that are currently being investigated.

The most important development in copper was our friendly acquisition of Aur Resources in the third quarter of the year. It's worth highlighting that our team was able to launch, execute and close this transaction all within one quarter. This acquisition adds about 100,000 tonnes to our annual copper production and substantially increases our copper reserves and resources providing an opportunity for future growth in copper production. We are also pleased that our 2007 drilling program on the Quebrada Blanca hypogene deposit has provided us with sufficient information to recently announce an inferred resource of 1.03 billion tonnes of ore containing just over 11 billion pounds of copper and 450 million pounds of molybdenum.

Our zinc operations generated 48% of our revenue and 43% of our operating profit in 2007, with Red Dog and Trail also reporting their second highest profits ever. For the second consecutive year, Red Dog delivered the largest source of earnings for the company in 2007 at $819 million. Trail contributed $345 million.

Our **Lennard Shelf** and **Pend Oreille** zinc mines were operating with lower than expected ore grades and higher unit operating costs in 2007 resulting in combined operating losses of $10 million for the year. Given the challenging mining conditions and higher costs, we wrote these mines down by $43 million and are now developing revised life of mine plans for both operations.

Elk Valley Coal accounted for 15% of our revenue and 8% of our operating profit. Coal profits in 2007 were negatively affected by the combined impact of lower prices and a stronger Canadian dollar. The Elk Valley team has increased its focus on delivering a consistent product quality by tightening product specifications, which is expected to lead to higher realized coal prices versus international benchmark prices and eventually higher sales volumes.

Our Pogo and **Hemlo** gold operations accounted for 3% of our revenue but incurred operating losses of $1 and $4 million respectively in 2007. Pogo achieved commercial production in the second quarter of the year but has yet to achieve 100% of design capacity. We will continue to work to improve the operation during 2008, though several challenges remain. A review of the Hemlo operations indicated a lower production profile going forward and as a result, the mine implemented cost cutting measures and restructured the operations in the fourth quarter of 2007 to reduce operating costs and improve profitability.

Pre-feasibility work continues on the **Morelos** gold project in Mexico. Also, near the end of the year the company earned back to a 60% ownership interest in three promising gold projects in western Turkey: Agi Dagi; Kirazli; and Halilaga. We are also re-evaluating the potential economic viability of our 60% owned Lobo-Marte gold property in Chile.

In our energy division, we increased our stake in the **Fort Hills** oil sands project to 20% with no immediate capital outlay by committing to fund an additional portion of the project. The contingent resource estimate for the Fort Hills oil sands project is now approximately 4 billion barrels, and our 20% interest represents approximately 800 million barrels of recoverable bitumen. We also exercised our option to acquire a 50% interest in Lease 14, which has a contingent resource estimate of 350 million barrels of recoverable bitumen. In partnership with UTS, we continue to delineate the resources located in Lease 311 and the northern lands.

SUSTAINABLE DEVELOPMENT

Our commitment to the principles of sustainability remains a guiding core value for our company. In 2007, we applied the Global Reporting Initiative "G3" guidelines in our annual sustainability reporting. This expanded level of reporting brought more transparency and clarity on our many operating, exploration and business activities. In addition, six of our operations are ISO 14001 certified and all other sites are working toward this certification.

In 2007, we received two environmental awards for reclamation from the BC Ministry of Energy, Mines and Petroleum Resources. The first was for work at our Trail operations involving riverbank restoration along the Columbia River and the second was at Elk Valley Coal's Fording River mine for stream restoration of Henretta Creek. I would like to congratulate all of our employees for their efforts to continually improve our environmental, health and safety stewardship.

Our 2007 Sustainability Report will be issued as a companion to this report and will be available on-line at www.teckcominco.com in mid 2008.

OBJECTIVES

A key objective for 2007 was to redeploy our strong cash position into producing assets and high quality resources, which was accomplished with Aur Resources. Another objective was to extend the mine life of our core copper operation at Highland Valley, which we announced early in the year. The objective of generating a new income source through exploration, development or acquisition was achieved through the Fording and Fort Hills transactions. We chose not to act on our objective of surfacing additional value in our gold business as the key asset, Pogo, was not at the point where the full value of this asset could be realized.

For 2008 our key objectives are: to launch, measure and report on a performance improvement program throughout the company; maintain a strong balance sheet while funding very significant growth projects; significantly advance our key growth projects towards production decisions; and improve our knowledge of key exploration successes and potential successes world-wide as well as our relationships with the key stakeholders in those projects.

As always, we are also committed to improving our safety record.

Bob Wright will be retiring from the Board at our Annual General meeting and I would like to express my appreciation for his tremendous contribution to Teck Cominco over a 40-year history with the company. We are delighted that he has been named as Honorary Director of the company and look forward to benefitting from his wise counsel for years to come. I would also like to welcome Janice Rennie, who has a strong background in finance and accounting and Mike Ashar, Executive Vice President at Suncor, who joined our Board in 2007. I look forward to working with both individuals.

While we cannot predict how 2008 will turn out, it does look like it will be just as challenging and present just as many opportunities as 2007. In closing, I would like to congratulate our employees for their many achievements in 2007. Our operating and financial success would not have been possible without their dedication and hard work.



Donald R. Lindsay
President and Chief Executive Officer
March 3, 2008



An effective, independent Board of Directors is integral to Teck Cominco's strategy for achieving sustainability.

WARREN S.R. SEYFFERT, Q.C. - Lead Director

corporate governance

This year, Teck Cominco will publish its seventh annual Sustainability Report. This important report, as with the previous reports, endeavours to provide comprehensive details of Teck Cominco's social, economic and environmental objectives and performance. Teck Cominco's intent is to provide its stakeholders and other interested parties with a meaningful assessment of its activities.

These Sustainability Reports are but part of Teck Cominco's response to society's ever-increasing expectations for businesses to operate more responsibly and to be fully accountable for all their activities. Underscoring this approach is Teck Cominco's commitment to full and proper financial reporting and the timely disclosure of material information, together with a commitment to acknowledge its responsibilities and stand accountable for its actions.

Consequently, Teck Cominco's Sustainability Reports over the years have outlined management practices and governance policies as well as providing in-depth overviews of individual operations and your company's efforts to meet performance goals set by the Board of Directors and management. These reports have also set out your company's approach to many of the public issues of the day, including environmental stewardship; climate change issues; health and safety concerns; Sarbanes-Oxley compliance; growth strategies; and the maintenance of Teck Cominco's social licence to operate.

Sustainability is essential to Teck Cominco's existence and growth. An effective, independent Board of Directors facilitates and reinforces responsible business practices and open, transparent corporate governance procedures. Full and proper corporate governance along with sound management and financial performance are prerequisites to achieving sustainability. An in-depth discussion can be found in the sustainability section of this annual report.

Bob Wright, my predecessor as Lead Director, served as a director of Teck Cominco for over 35 years and as Lead Director for the last eight of those years. On his watch your company inaugurated many of the governance policies and procedures that we now have in place, including the company's cornerstone Charter of Corporate Responsibility, Code of Ethics and Code of Sustainable Conduct. Bob recognized that adopting a number of leading governance practices is central to your company's overall sustainability. Guided by an effective governance framework and committee structure, which he played a major role in implementing, your company has become a leader in governance practices and sustainability.

One hallmark of Bob's tenure was the separation of the roles of Chief Executive Officer, Chairman and Lead Director. This separation was designed and implemented to ensure that the Board of Directors functions independently of management with due regard for the interests of all shareholders. In recognition of the importance of maintaining its independence, a majority of the members of the Board of Directors is independent and all Board committees are constituted with a majority of independent directors. Moreover, the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee are composed entirely of independent directors and the Board of Directors approves all senior executive hirings.

Your company's overall sustainability strategy has succeeded in helping create the company that Teck Cominco is today – the only remaining major Canadian diversified global mining company controlled in Canada. This was the vision of your company's founders and Teck Cominco is indebted to the extensive and diligent role that Bob Wright played in the development and implementation of corporate governance practices to support that vision.

In the coming years, Teck Cominco will continue its efforts to fulfill its undertaking to operate its business in a responsible manner to achieve sustainable development of its mines and properties. Management and Board practices will continue to reflect a company-wide commitment to open and transparent governance.

To that end, in 2008 the Corporate Governance and Nominating Committee will follow its past practice of conducting regular reviews of governance policies and practices. In addition to considering new policies that come forward, the Committee will focus on the evolving development of appropriate measures to benchmark corporate performance. Throughout, the Committee will continue to work with the Board of Directors and management to ensure that your Company's codes, policies and practices, and all improvements and extensions to them that the Board enacts, are fully integrated into Teck Cominco's culture.

Our goals are to assist your company in continuing to excel in corporate governance and to support the efforts of the Board of Directors and management to maintain Teck Cominco's leadership role in sustainability.



Warren S. R. Seyffert, Q.C.
Lead Director
March 3, 2008

Management's Discussion and Analysis of Financial Position and Operating Results

The management's discussion and analysis of our results of operations at pages 15 through 66 of this annual report is prepared as at March 3, 2008 and should be read in conjunction with our audited consolidated financial statements and the notes thereto as at and for the year ended December 31, 2007. Unless the context otherwise dictates, a reference to Teck Cominco, the Company, or us, we or our, refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd.; a reference to TCML refers to Teck Cominco Metals Ltd. and its subsidiaries; and a reference to Aur or Aur Resources refers to Aur Resources Inc. and its subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise specified, and are based on our consolidated financial statements that are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The effect of significant differences between Canadian and US GAAP are disclosed in note 25 to our consolidated financial statements. Certain comparative amounts have been reclassified to conform to the presentation adopted for 2007. In addition, in May 2007 our Class A common and Class B subordinate voting shares were split on a two-for-one basis. All comparative figures related to outstanding shares and per share amounts have been adjusted to reflect the share split.

This management's discussion and analysis refers to various measures that are not recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. These measures include adjusted net earnings and EBITDA (earnings before interest, taxes, depreciation and amortization). These measures may differ from those used by, and may not be comparable to, such measures reported by other issuers. We disclose these measures, which are derived from our financial statements and applied on a consistent basis, because we believe they assist in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

The management's discussion and analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking information at page 115 of this report.Photos and associated captions included on pages 15 to 66 are not part of management's discussion and analysis.

Additional information about us, including our most recent annual information form, is available free of charge on our website at www.teckcominco.com, on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's (SEC) website at www.sec.gov.

Divisional Results

The table below shows our share of production of our major commodities for the last five years and expected production for 2008.

FIVE-YEAR PRODUCTION RECORD AND 2008 PLAN (OUR PROPORTIONATE SHARE)

	Units (000's)	2003	2004	2005	2006	2007	2008 Plan
Principal products							
Copper contained in concentrate	tonnes	176	248	263	254	215	200
Copper cathodes	tonnes	–	–	–	–	37	100
Refined zinc	tonnes	412	413	223	296	292	295
Zinc contained in concentrate	tonnes	665	619	657	627	699	705
Gold	ounces	281	261	245	263	285	275
Metallurgical coal							
Direct share	tonnes	7,558	9,277	9,948	8,657	9,024	9,600
Indirect share	tonnes	1,092	1,386	1,376	1,147	1,552	2,880
		8,650	10,663	11,324	9,804	10,576	12,480
Major by-products							
Molybdenum contained in concentrate	pounds	4,934	11,631	9,482	7,929	7,133	7,000
Refined lead	tonnes	88	85	69	90	76	90
Lead contained in concentrate	tonnes	125	119	110	129	146	130

Notes:

(1) In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrate. In March 2004 we increased our interest in the Highland Valley Copper mine from 63.9% to 97.5%.

(2) In April 2007, our Lennard Shelf zinc mine and Pogo gold mine achieved commercial production.

(3) In 2005, refined zinc and lead production was affected by a three-month strike at our Trail metallurgical operation. In December 2004 we sold our Cajamarquilla zinc refinery.

(4) The direct share of coal production includes our proportionate share of production from the Elk Valley Coal Partnership, which was 35% on February 28, 2003 and increased in various increments to 40% on April 1, 2006. Fording Canadian Coal Trust owns the remaining interest in Elk Valley Coal. The indirect share of coal production is from our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(5) We report 100% of the production of Highland Valley Copper, Quebrada Blanca and Andacollo, even though we own 97.5%, 76.5% and 90%, respectively, of these operations because we fully consolidate their results in our financial statements.

Our business is the exploration for and development and production of natural resources. Through our interests in mining and processing operations in Canada, the United States, South America and Australia, we are an important producer of copper and the world's second largest zinc miner. We hold a 52% direct and indirect interest in and are the managing partner of the Elk Valley Coal Partnership, which is the world's second largest producer of metallurgical coal for the seaborne markets. Our principal products are copper, zinc, metallurgical coal and gold. Lead, molybdenum, various specialty and other metals, chemicals and fertilizers are by-products produced at our operations. We also sell electrical power that is surplus to the requirements of our Trail metallurgical operations and own a 20% interest in the Fort Hills oil sands project and a 50% interest in various other oil sands leases.

We manage our activities along commodity lines and are organized into six divisions as follows:

- **Copper**
- **Zinc**
- **Coal**
- **Gold**
- **Energy**
- **Corporate**

Our energy division consists of our investments in our oils sands projects, which are in various stages of exploration and development. Our interest in the Fort Hills oil sands project is expected to become a significant contributor to our future revenues, operating profits and cash flows. Our corporate division includes all of our activities in other commodities, our corporate growth and groups that provide administrative, technical, financial and other support to all of our divisions.

Our revenue, operating profit and EBITDA by division is summarized in the following table.

	Revenues			Operating Profit			EBITDA		
($ in millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Copper	$ 2,186	$ 2,220	$ 1,587	$ 1,354	$ 1,617	$ 980	$ 1,349	$ 1,628	$ 1,039
Zinc	3,052	2,999	1,530	1,180	1,493	461	1,210	1,715	592
Coal	951	1,177	1,171	209	444	512	295	526	635
Gold	182	143	127	(5)	7	9	(11)	7	22
Corporate	–	–	–	–	–	–	(228)	(47)	(112)
	$ 6,371	$ 6,539	$ 4,415	$ 2,738	$ 3,561	$ 1,962	$ 2,615	$ 3,829	$ 2,176

Note: EBITDA is our earnings before interest income and expense, taxes, and depreciation and amortization. Taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.



OPEN PIT AT THE CARMEN DE ANDACOLLO COPPER MINE, CHILE

[illegible] PRODUCTION

556 MILLION POUNDS

	Revenues			Operating Profit			EBITDA		
($ in millions)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Highland Valley Copper	$ 1,115	$ 1,413	$ 1,021	$ 737	$ 1,019	$ 613	$ 749	$ 1,038	$ 664
Antamina	775	807	524	565	598	355	597	632	394
Quebrada Blanca	215	–	–	55	–	–	33	–	–
Andacollo	46	–	–	1	–	–	5	–	–
Duck Pond	35	–	–	(4)	–	–	6	–	–
Corporate and other	–	–	42	–	–	12	(41)	(42)	(19)
	$ 2,186	$2,220	$ 1,587	$ 1,354	$ 1,617	$ 980	$ 1,349	$ 1,628	$1,039

Our copper division includes our interests in the Highland Valley Copper mine located in south central British Columbia, the Antamina mine in north central Peru, the Quebrada Blanca and Andacollo mines located in Chile, and the Duck Pond copper-zinc mine located in central Newfoundland.



Our production and operating profits from these operations are summarized in the accompanying charts on this page. In 2007, our copper operations accounted for 34% of our revenue and 49% of our operating profit.


Copper Production (000 tonnes)
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
Contained in concentrate
Cathodes


Average Copper Price ($ lb)
$ 4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2003
2004
2005
2006
2007
Canadian Dollars
US Dollars


Operating Profit ($ in millions)
$ 2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

Note: We report 100% of the production of Highland Valley Copper, Quebrada Blanca and Andacollo, even though we own 97.5%, 76.5% and 90%, respectively, of these operations because we fully consolidate their results in our financial statements.

The most significant event in our copper division was our acquisition of Aur Resources Inc. on August 22, 2007. As a result of our acquisition of Aur, we acquired interests in the Quebrada Blanca and Carmen de Andacollo copper mines, and the Duck Pond copper-zinc mine. These three mines are expected to add approximately 115,000 tonnes of annual copper production and 30,000 tonnes of annual zinc production to our results in 2008.

The Quebrada Blanca and Andacollo mines are open-pit mining operations that produce cathode copper using heap and dump leaching together with solvent-extraction electro-winning (SX-EW) refining. The Duck Pond copper-zinc mine began production in early 2007 and achieved commercial production in April, 2007. The mine is an underground operation using conventional flotation processes to produce copper and zinc concentrates.

We have allocated the acquisition cost of Aur to the net assets acquired based on preliminary fair value estimates only. This is a complex accounting exercise that requires a detailed analysis and valuation of all of the assets acquired and liabilities assumed, which is not expected to be completed until later in 2008. Accordingly, values allocated to net assets at December 31, 2007 may be revised and the revisions could be material. The results of the final allocation, when complete, may significantly affect depreciation and amortization charges in future periods.

On a preliminary basis, we revalued the finished goods and work in process inventories on hand at August 22, 2007 at these operations to estimated fair values based on their copper and zinc content less costs to complete plus a small margin. This adjustment increased inventories by $162 million at August 22, 2007. As these operations complete the processing and sale of these inventories, the cost of goods sold reflects the higher assigned values, resulting in reduced profits. In the period from the date of acquisition to the end of 2007, profits were reduced in this manner by $104 million. The balance of the inventory adjustment will reduce future profits as the inventories that existed on the acquisition date are processed and sold. It does not impact cash flows derived from these operations.

Based on the normal flow of production through the mining and processing operations, we expect that approximately $30 million of the remaining inventory adjustments may be charged to earnings in the first quarter of 2008, with decreasing charges continuing until December 2008. These preliminary estimates are subject to revision as we complete our detailed allocation of the purchase price. As new ore is mined and processed, the cost of goods sold in future periods will also be affected by increased depreciation and amortization charges arising out of the final allocation of the acquisition price of Aur to the operating assets. The three mines acquired have all performed well since we acquired them. Their contribution to our operating profit before pricing adjustments and the effects of the one-time fair value adjustments made to inventories at the time of acquisition is summarized in the table below.

($ in millions)	Quebrada Blanca	Andacollo	Duck Pond	Total
Operating profit before the following items	$ 146	$ 27	$ 10	$ 183
Effect of inventory adjustments on acquisition	(71)	(24)	(9)	(104)
Negative pricing adjustments	(20)	(2)	(5)	(27)
Operating profit (loss) as reported	$ 55	$ 1	$ (4)	$ 52

MARKETS

Copper

The copper price averaged US$3.23 per pound in 2007, up 6% from 2006 levels. However, with the strengthening of the Canadian dollar, the average Canadian dollar copper price was largely unchanged at C$3.46 per pound in 2007 versus C$3.45 in 2006.

At the end of November 2007, total global refined stocks stood at less than 18 days of global consumption while 25 year average levels are estimated at 34 days of global consumption.

In China, apparent consumption as reported by the International Copper Study Group (ICSG) rebounded sharply after what appeared to be a decline in 2006. Many analysts and the ICSG believe this dramatic change is due in part to a destocking in 2006 and a restocking in 2007 of the unreported government stockpile of copper in China. To November, apparent consumption in China was reported by the ICSG to have fallen 2% in 2006 and rose 37% in 2007. It is more likely that actual Chinese demand grew in line with industrial production growth in 2006 and 2007 at 15% and 14% respectively.

Chinese imports of copper concentrates rose 26% to 1.35 million tonnes of contained copper in 2007 over 2006. In 2007, significant increases in China's smelting capacity pushed the global copper concentrate market further into deficit and as a result, copper spot treatment charges have continued to fall, nearing historically low levels. Although a small surplus of copper metal is expected in the global marketplace in 2008, a continuation of the mine production disruptions could again push the metal market into deficit.

Molybdenum

Molybdenum prices averaged US$30 per pound in 2007 compared with US$25 per pound in 2006.

Demand for molybdenum remained strong across several sectors. While there are no official statistics published for molybdenum, several analysts estimate that molybdenum demand has grown between 5% and 7% in 2006 and 2007, well above historical growth levels of 2% to 3% per annum.

Chinese demand growth is projected to remain strong as Chinese stainless steel mills continue to increase melt capacity. Recent changes to the molybdenum import/export policies in China began to take effect in August 2007. Ferro-molybdenum exports by China were 10% lower in the second half of 2007. Further cuts in the 2008 export quotas and an increase in export duties on molybdenum products by China should further reduce exports from China in 2008.

Copper Price and LME Inventory


$ 5.00
4.25
3.50
2.75
2.00
1.25
0.50
US $ / lb
1,000
800
600
400
200
0
Tonnes (000's)
2003
2004
2005
2006
2007
□ Tonnes (000's)
US $/lb.

Source: London Metals Exchange (LME)

Global Demand for Copper (tonnes in millions)


20
18
16
14
12
10
8
6
4
2
0
1981 1984 1987 1990 1993 1996 1999 2002 2005 2007
China
Rest of the World

Source: International Copper Study Group (ICSG)

Reported Copper Stocks


2,500
2,000
1,500
1,000
500
0
Tonnes (000's)
50
40
30
20
10
0
Days of Global Consumption
25-Year Average
2003
2004
2005
2006
2007
Tonnes
Days

Source: ICSG,LME,COMEX, SHFE

HIGHLAND VALLEY COPPER

We have a 97.5% interest in the Highland Valley Copper mine located in south central British Columbia. The mine is one of the world's largest tonnage copper mining and milling complexes. Operating profit was $737 million in 2007 compared with the record of $1.0 billion in 2006 and $613 million in 2005.

Highland Valley's operating results at the 100% level are summarized in the following table:

	2007	2006	2005
Tonnes milled (000's)	42,593	45,356	50,666
Copper			
Grade (%)	0.37	0.41	0.40
Recovery (%)	87.9	91.5	88.8
Production (000's tonnes)	139.5	171.3	179.0
Sales (000's tonnes)	140.2	186.0	186.2
Molybdenum			
Production (million pounds)	4.1	4.1	6.3
Sales (million pounds)	4.0	4.1	6.9
Cost of sales ($ millions)			
Operating costs	$ 308	$ 307	$ 300
Distribution costs	$ 31	$ 41	$ 46
Capital expenditures ($ millions)	$ 161	$ 80	$ 14
Operating profit ($ millions)	$ 737	$ 1,019	$ 613

Highland Valley Copper is executing a two-phase mine life extension that requires pushbacks of the east and west walls of the Valley pit, which will permit mining until 2019. Production to 2013 is expected to average 142,000 tonnes of copper per year and production from 2014 to 2019 is expected to average 125,000 tonnes of copper per year. Life of mine copper and molybdenum grades are expected to decline by approximately 10% as a result of the inclusion of lower grade ore in the mine plan. The total capital cost of the 2019 extension is expected to be $300 million, of which approximately $130 million is for equipment and $170 million is for pre-production stripping during the period from 2009 through 2013.

The Valley in-pit crushers and conveying systems were relocated to the pit rim to permit the pushback of the east pit wall. Major mining equipment orders have been finalized to allow Valley west pit stripping to commence in 2009 for the mine life extension to 2019. Spending on pre-production stripping of the east wall of the Valley pit was $44 million in 2007. Capital expenditures for the extension were $117 million in 2007 compared with $59 million in 2006.

Highland Valley's 2007 copper production was 139,500 tonnes, which was 19% lower than in 2006. Molybdenum production was the same as 2006 levels at 4.1 million pounds. With the ongoing development work, we were mining harder, lower grade ores in during 2007.

The reduction in Highland Valley's 2007 operating profit was due mainly to lower copper sales volumes driven by the lower production levels, lower pricing adjustments of $18 million compared with $86 million in 2006, and the stronger Canadian dollar in 2007. Record operating profit in 2006 was significantly higher than in 2005 due mainly to higher average copper prices.

As part of its mine life extension project, Highland Valley will continue to draw a large proportion of clay-bearing ore from the Lornex pit, which will adversely affect both grades and recoveries. A higher proportion of Lornex ore in mill feed, approximately 50% in 2008 and 30% in 2009, will decrease copper recovery. In general, the softer Lornex ore produces a coarser grind and lower liberation of copper minerals, resulting in lower recovery of the coarser fraction. In addition, ore from near the Lornex fault has a high clay content, which can significantly lower copper recovery. Over the previous five to seven years, mill feed averaged 23% Lornex ore (ranging from 10% to 35%) and copper recovery averaged about 89%. Under the current mine plan, grades and recoveries are expected to increase in 2010 and stripping ratios are expected to significantly decline beginning in 2011. Highland Valley's copper production in 2008 is estimated at 113,000 tonnes.

ANTAMINA

We have a 22.5% interest in the Antamina mine located in the north central Peruvian Andes. BHP Billiton and Xstrata plc each indirectly own 33.75% and Mitsubishi Corporation owns the remaining 10%. Our 22.5% share of Antamina contributed $565 million to our operating profits in 2007 compared with $598 million in 2006 and $355 million in 2005.

Antamina's operating results at the 100% level are summarized in the following table:

	2007	2006	2005
Tonnes milled (000's)			
Copper-only ore	20,326	22,875	24,053
Copper-zinc ore	10,848	7,381	6,291
	31,174	30,256	30,344
Copper (Note 1)			
Grade (%)	1.21	1.38	1.35
Recovery (%)	89.1	91.0	90.3
Production (000's tonnes)	329.9	384.2	374.6
Sales (000's tonnes)	326.9	385.5	384.1
Zinc (Note 1)			
Grade (%)	3.03	2.53	2.56
Recovery (%)	87.3	86.5	82.7
Production (000's tonnes)	291.7	156.1	184.3
Sales (000's tonnes)	292.5	158.3	190.5
Molybdenum			
Production (million pounds)	14.1	17.4	14.8
Sales (million pounds)	15.3	17.6	16.1
Cost of sales (US$ millions)			
Operating costs	$ 395	$ 360	$ 324
Distribution costs	$ 99	$ 67	$ 71
Royalties and other costs (Note 2)	$ 141	$ 136	$ 83
Capital expenditures ($ millions)	$ 78	$ 55	$ 62
Our 22.5% share of operating profit ($ millions)	$ 565	$ 598	$ 355

(1) Copper ore grades and recoveries apply to all of the processed ores. Zinc grades and recoveries apply to copper-zinc ores only.
(2) In addition to royalties paid by Antamina, we also pay a royalty granted to the vendor of our interest in Antamina equivalent to 7.4% that is deducted from our share of the project cash flow.

The Antamina ore body is complex and the nature of the deposit is such that it must be mined in a systematic manner. For the first nine months of 2007, Antamina was in a production phase during which it was mining a significantly higher proportion of copper-zinc ore as opposed to copper-only ore. Due to the relative strength of copper and molybdenum prices compared to zinc prices towards the end of 2007, the mine focused on copper-only ores during the fourth quarter to maximize revenue. Copper-only ores are softer and have higher throughput rates through the mill. Variances in grade, recoveries, throughput and production arise mainly as the result of this change in ore types. For 2007, these variations resulted in a 14% reduction in copper production and an 87% increase in zinc production compared with 2006.

The main grinding mill (SAG mill) failed on two separate occasions in the fourth quarter causing 14 days of lost production. Problems with the mill motor continued in early 2008 with 11 days of downtime in January. The SAG mill is expected to operate at reduced speed and voltage in 2008 to lessen the potential for further failures until the problems are fully understood and rectified. Production of both copper-only and copper-zinc ores is expected to be close to normal despite the slower speed. However there exists a significant potential for similar stoppages during 2008.

ANTAMINA cont'd

In 2006, Antamina, together with other mining companies in Peru, agreed to contribute extraordinary annual payments of 3.75% of after-tax earnings to a fund established for the benefit of local communities. The payments are required for the years 2006 through 2010, subject to annual metal prices exceeding certain reference price levels for any given year. The payments are not deductible for Peruvian income tax purposes. Our 22.5% share of the 2007 contribution was $15 million (2006 - $17 million).

On the acquisition of our interest in the Antamina mine, we granted the vendor a net profits royalty that is equivalent to 7.4% of our share of project cash flow after recovery of capital costs and an interest factor. The royalty became payable in the first quarter of 2006. The royalty expense was $22 million in 2007 compared with $33 million in 2006.

The reduction in our share of Antamina's 2007 operating profit was due mainly to lower copper and molybdenum sales volumes driven by the lower production levels arising from the changes in ore types being processed, lower positive pricing adjustments of $5 million compared with $52 million in 2006, and the effects of the stronger Canadian dollar. Operating profit in 2006, which was a record, was higher than in 2005 due mainly to higher average metal prices.

Major capital projects in 2007 included US$7 million for a 15-metre tailings dam lift, US$14 million for the reserve definition drill program and US$28 million for the pebble crusher project, which is expected to increase throughput and recoveries and will be operational by the end of the first quarter 2008.

Antamina's copper production in 2008 is expected to be similar to 2007 and zinc production is expected to be approximately 270,000 tonnes, down slightly from 2007, with the changes due mainly to the ore mixes being processed in 2008. This assumes that the problems with the electrical motor in the SAG mill do not result in any significant production interruptions in 2008. Capital expenditures for 2008 are planned at US$120 million. The major projects include US$20 million for reserve definition drilling, US$19 million for construction of a new camp facility, US$17 million on the tailings dam lift and US$15 million for additional haul trucks



LOADING ORE AT THE ANTAMINA PIT, PERU

QUEBRADA BLANCA

The Quebrada Blanca mine is located in northern Chile, 170 kilometres southeast of the port city of Iquique. We own 76.5% of Quebrada Blanca. Inversiones Mineras S.A., a Chilean private company, owns 13.5% of the mine and Empresa Nacional de Minera (ENAMI), a Chilean government entity, owns the remaining 10%.

Quebrada Blanca's operating results at the 100% level for the period from August 22, 2007, the date of acquisition, to December 31, 2007 are summarized in the following table:

Tonnes placed (000's)	
Heap leach ore	2,608
Dump leach ore	3,769
	6,377
Grade[1] (TCu %)	
Heap leach ore	1.23
Dump leach ore	0.53
Production (000's tonnes)	
Heap leach ore	22.9
Dump leach ore	7.5
	30.4
Sales (000's tonnes)	32.1
Capital expenditures ($ millions)	$ 17
Operating profit[2] ($ millions)	$ 55

Notes:

(1) TCu % is the percent assayed total copper grade.

(2) These figures do not include the minority interests' share of the results.

Since our acquisition, Quebrada Blanca's operating profit was $146 million in 2007 before deducting $71 million in respect of inventory revaluations to fair value on acquisition and negative price adjustments of $20 million. The inventory revaluation established a higher value for copper inventories based on market prices at the date of acquisition. Since our acquisition of the mine, settlements included $4 million of positive price adjustments relating to sales that occurred prior to our acquisition and $24 million of negative price adjustments on sales that were originally recorded at average prices and subsequently revalued to year-end prices.

Copper cathode production was 30,400 tonnes and sales volumes were 32,100 tonnes since we acquired the mine. Cathode production in 2007 totalled 83,000 tonnes, a new record for the mine. Total material mined in 2007 was 36 million tonnes. Starting in 2008 and continuing over the next several years, mined tonnage is expected to rise to approximately 60 million tonnes as stripping requirements increase to support current production rates. Early negotiations with the staff and operational unions between December 2007 and February 2008 resulted in new four year collective agreements.

In late 2007, Teck Cominco completed a 200 metre spaced drill program to define the hypogene (primary) mineralization exposed in the bottom of the current open pit. Block models and preliminary pit optimization studies in early 2008 outlined a 1.03 billion tonne inferred resource grading 0.5% copper and 0.02% molybdenum, containing approximately 11 billion pounds of copper and 450 million pounds of molybdenum. Copper grade continuity in the mine area has been confirmed and all holes completed to date terminate in mineralization leaving the deposit open at depth. The lateral extent of the deposit remains undefined.

Of this new resource, we have identified a higher-grade zone in the bottom of the existing pit that contains approximately 300 million tonnes grading 0.55% copper and 0.020% molybdenum. This could provide a substantial starter pit for a 5 to 10 year period that would benefit from having been largely pre-stripped by the on-going mining of the existing supergene ore body.

Quebrada Blanca is planning on drilling a further 25,000 to 30,000 metres in the hypogene deposit in 2008. Our goal is to improve geological interpretation and better define the extent of the resource. This next phase of the drilling program is expected to be completed in the fourth quarter of 2008. Additional engineering studies are also being conducted.

Copper cathode production in 2008 is expected to be approximately 80,000 tonnes and capital expenditures are planned at US$27 million, of which US$16 million is on expanding the equipment fleet in the mine.



PLACING COPPER CATHODES
QUEBRADA BLANCA, CHILE

CARMEN DE ANDACOLLO

The Carmen de Andacollo (Andacollo) mine is located in Chile, adjacent to the town of Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago. We own 90% of Andacollo and the remaining 10% is owned by ENAMI.

Andacollo's operating results at the 100% level for the period from August 22, 2007, the date of acquisition, to December 31, 2007 are summarized in the following table:

Tonnes placed (000's)	
Heap leach ore	1,289
Dump leach ore	344
	1,633
Grade[1] (TCu%)	
Heap leach ore	0.54
Dump leach ore	0.23
Production (000's tonnes)	
Heap leach ore	5.5
Dump leach ore	0.9
	6.4
Sales (000's tonnes)	6.6
Capital expenditures ($ millions)	$ 41
Operating profit[2] ($ millions)	$ 1

Notes:

(1) TCu % is the percent assayed total copper grade.

(2) These figures do not include the minority interest's share of the results.

Andacollo has a hypogene deposit underneath the supergene deposit that is currently being mined. The hypogene deposit is being developed with production start-up scheduled for 2010, and a 21-year mine life. Development consists primarily of the construction of a concentrator and tailings facility. The current capital cost estimate for the project is approximately US$380 million using an exchange rate of US$1 = 535 Chilean pesos. The development is expected to produce 81,000 tonnes (178 million pounds) of copper and 66,000 ounces of gold in concentrate annually over the first 10 years of the project. Cathode copper production from the supergene deposit is scheduled to continue until 2012.

Since we acquired the mine, copper cathode production and sales volumes were 6,400 and 6,600 tonnes respectively. Production for the entire year was 18,600 tonnes of cathode copper. Early negotiations with both the staff and worker unions were successful, with both agreements being ratified in the fourth quarter of 2007. Both agreements are for a four-year term starting in January 2008.

Andacollo's operating profit from August 22 to December 31, 2007 was $27 million before the effects of the revaluation of copper inventory to fair value on acquisition and negative pricing adjustments. The revaluation established a higher value for copper inventories, based on market prices at the date of acquisition. This increased our cost of sales by $24 million and the subsequent decline in metal prices resulted in a loss on the sale of these inventories. In addition, the mine recorded negative pricing adjustments of $2 million since we acquired it in August 2007. After these adjustments, Andacollo's operating profit was $1 million.

Copper cathode production in 2008 is expected to be approximately 20,000 tonnes and capital expenditures are planned at US$190 million, including US$185 million on the hypogene development.



DRIVING TO CRUSHER DECK, CARMEN DE ANDACOLLO, CHILE



CELL HOUSE WITH COPPER CATHODES, CARMEN DE ANDACOLLO, CHILE

DUCK POND

The Duck Pond copper-zinc mine is located in central Newfoundland approximately 100 kilometres southwest of the town of Grand Falls-Windsor. Duck Pond achieved commercial production in April 2007. The mine is an underground operation, with the ore being processed using conventional flotation processes to produce copper and zinc concentrates. The mine has an expected remaining life of about six years, which may be extended a further two years if 1.1 million tonnes of inferred resources can be upgraded to reserves.

Duck Pond's operating results for the period from August 22, 2007 to December 31, 2007 are summarized in the following table:

Tonnes milled (000's)	205
Copper	
Grade (%)	2.6
Recovery (%)	86.0
Production (000's tonnes)	4.5
Sales (000's tonnes)	5.3
Zinc	
Grade (%)	5.0
Recovery (%)	81.5
Production (000's tonnes)	8.4
Sales (000's tonnes)	6.8
Capital expenditures ($ millions)	$ 6
Operating loss ($ millions)	$ (4)

Duck Pond's copper production from August 22 to the end of 2007 was 4,500 tonnes and zinc production was 8,400 tonnes. Design mill throughput was consistently achieved during the latter portion of 2007 at designed mill feed grades, although grade variability impacted total mill throughput. Grade variability is expected to decline in 2008 as more ore sources are put into production, permitting a greater level of mill feed blending. Since our aquisition from Aur, Duck Pond's operating profit was $10 million, before negative price adjustments of $5 million and the $9 million revaluation of concentrate inventory to fair value at the time of acquisition.

Metal production in 2008 is expected to be approximately 15,000 tonnes of contained copper and 30,000 tonnes of contained zinc. Capital expenditures for 2008 are planned at $16 million including $6 million for mine development, $5 million for replacement equipment and $4 million for sustaining capital.



AERIAL VIEW OF THE DUCK POND COPPER-ZINC MINE, NEWFOUNDLAND

In 2007, we spent $46 million exploring on our copper projects, representing 44% of our total exploration expense.

The main targets were large porphyry copper systems in Chile, Argentina, Mexico and Arizona. Other copper targets included sediment-hosted systems in Namibia. Several new copper porphyry systems were identified in northern Chile. Significant drill programs are planned in Chile, Mexico and Namibia in 2008.


Other commodities 56%
Copper 44%

Approximately 65% of our copper exploration expense was directed to several types of copper and copper-gold deposits in Australia, Chile, Argentina and Canada. Encouraging drill results were returned from projects in Australia and Turkey. We completed our drilling obligations on the Carrapateena project in South Australia during 2007 and can acquire a 100% interest in the property by making a final payment based on 66% of the fair market value of the property by the end of 2008. We also earned back to a 60% interest in the Halilaga property in Turkey. Plans for 2008 include drill testing several high priority projects in Chile, Canada and Turkey.

Work continues at our 100%-owned **Mesaba** copper-nickel project, which is located in northern Minnesota adjacent to the iron ore mines of the Iron Range. The region has seen almost 50 years of copper-nickel exploration and a number of mineralized zones have been defined within the Duluth Complex. Mesaba is one of the larger mineralized bodies covering a surface area of approximately four square kilometres as originally outlined by drilling in the 1960s and 1970s. Our program in 2008 involves extensive resource definition drilling, ore characterization and metallurgy. Concentrate will be prepared from bulk ore samples for pilot-scale CESL test work. Mesaba mineralization presents metallurgical challenges for conventional concentrate production, but previous work suggests that our proprietary CESL process could be an effective treatment for low grade bulk copper-nickel concentrate.

Petaquilla. Along with our partners, Inmet and Petaquilla Copper, we previously announced the results of an interim report on the FEED Study being conducted by AMEC Americas Limited on the Petaquilla copper project in Panama.

The interim report estimates that the capital cost required to develop the Petaquilla project would be US$3.5 billion (including a contingency of US$515 million but not including working capital and escalation). The capital cost estimate includes approximately US$500 million for the construction of an oil-fired power plant and approximately US$280 million for port facilities. Cash costs, including operating and realization costs and net of by-product credits, in years 1 to 10 of the project are estimated to average US$0.85 per pound of copper produced. The study is based on the mine plan developed in 1998, which contemplates a 23-year mine life. The project includes a concentrator capable of processing 120,000 tonnes per day of ore. Construction is expected to take approximately 44 months from issuance of construction permits. Permitting would follow the submission of a social and environmental impact assessment that is expected to be completed in the fourth quarter of 2008.

Capital costs for the project have increased substantially over previously published estimates both as a result of scope changes, including enhancements in erosion control, water management and other environmental protection measures, as well as increases in equipment and construction costs that have been affecting projects worldwide.

Work is continuing on the FEED Study. A project review team is currently studying opportunities to reduce the capital costs from the interim FEED study estimate. Several possible opportunities have already been identified in the area of the grinding circuit, power supply and port infrastructure. The project review team will evaluate these opportunities and, where appropriate, incorporate these changes into the capital cost estimate.

Inmet holds a 48% equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla Copper currently holds a 52% equity interest. We have the right to acquire a 26% equity interest in Minera Petaquilla by committing, prior to March 31, 2008, to participate in work plans and budgets leading to commercial production, and by committing to fund 52% of development costs for the project. If Teck Cominco funds those development costs, it will recoup 26% of the development costs, plus interest at US prime plus 2% per annum, prior to any distributions to Petaquilla Copper. In lieu of receiving funding from us, Petaquilla Copper may elect, within 30 days of our production commitment, to finance all or part of the development costs for its 26% equity interest in the project. We are the operator of the project.

There can be no assurance that we will exercise our right to acquire a 26% equity interest in the Petaquilla project on or before March 31, 2008.

Galore Creek. In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. to develop the Galore Creek copper-gold deposit in northwest British Columbia.

In November 2007, construction activities were suspended on the project due to escalating cost estimates and reduced expected operating margins as a result of the stronger Canadian dollar. Galore Creek has measured and indicated resources containing approximately 8.9 billion pounds of copper and 7 million ounces of gold and an inferred resource containing approximately 2.9 billion pounds of copper and 2 million ounces of gold. Accordingly, we view the property as a substantial resource, which is reflected in our commitment to undertake a comprehensive review and evaluation of alternative development strategies.

As a result of the suspension of the project, our $264 million investment was reduced by $50 million to $214 million, with the reduction being our 50% share of the estimated $100 million of demobilization costs accrued and expensed by the Galore Creek Partnership. The $50 million reduction resulted in a $33 million after-tax equity loss related to our investment in Galore Creek.

In 2008 we will be demobilizing the project, preparing it for care and maintenance, and initiating the studies aimed at re-evaluating and optimizing the project to determine whether Galore Creek can become a viable, operating mine. Possible alternative design concepts include:

- reducing in-valley activities by: minimizing the amount of waste rock and potential acid generating rock; by conducting more drilling to better categorize the material or increase the proportion of economic ore in the original design; finding alternative mining and ore hauling methods to reduce waste generated, including steeper mine slopes, conveyer haulage, and glory hole systems for lower extremities of the ore zones and reviewing alternative ways to store tailings by lowering their water content,
- mining and grinding ore in the valley and piping the ground ore to a more optimum location, and
- considering alternative tailings storage locations that may allow for a significant reduction in the size and cost of water diversion and dam facilities.

We expect that this work could take several years to complete and may result in the project having to be re-permitted. However, there can be no assurances that this work will result in a commercially viable project.

By agreement with NovaGold at the time of the suspension, our funding obligations in connection with the project were reduced from the original $528 million to $403 million. Of this total, $264 million was spent by us as of the suspension date. Of the next $100 million of project costs (other than the $72 million in project study costs), we will fund two-thirds and NovaGold will fund one-third. Thereafter, each partner will fund its pro rata share of partnership costs. We also agreed to invest an additional $72 million in the partnership over the next five years to be used principally to reassess the project and evaluate alternative development strategies. Under the terms of the revised agreement, NovaGold is entitled to receive up to US$25 million of preferential distributions if revenues in the first year of commercial production exceed specific established targets.



TRANSPORTING CONSTRUCTION MATERIAL TO THE GALORE CREEK COPPER PROJECT, BC



B[illegible]D SERVICE [illegible] AT [illegible]NEL ENTRANCE



UNDERGROUND AT THE PEND OREILLE ZINC MINE, WASHINGTON STATE

1.5

644

($ in millions)	Revenues 2007	2006	2005	Operating Profit 2007	2006	2005	EBITDA 2007	2006	2005
Trail	$ 1,839	$ 1,802	$ 937	$ 345	$ 395	$ 134	$ 396	$ 442	$ 174
Red Dog	1,434	1,539	677	819	1,079	325	885	1,138	385
Pend Oreille	70	88	54	(6)	38	2	(14)	52	19
Lennard Shelf	47	–	–	(4)	–	–	(9)	–	–
Inter-division sales and other	(338)	(430)	(138)	26	(19)	–	(48)	83	14
	$ 3,052	$ 2,999	$ 1,530	$ 1,180	$ 1,493	$ 461	$ 1,210	$ 1,715	$ 592

Our zinc division includes our Trail refining and smelting complex located in south central British Columbia, the Red Dog mine located in the northwest Alaska, the Pend Oreille mine in Washington State just south of our Trail complex, and the Lennard Shelf operation in Western Australia.

The major products produced at these operations are zinc and lead concentrates at our mines and refined zinc and lead at our Trail metallurgical complex. Trail also produces various precious and specialty metals, fertilizers and chemicals, and produces electricity for the metallurgical facilities, selling any that is surplus to our internal needs to various customers in Canada and the US.

Our proportionate share of production and operating profits from each of our zinc operations are summarized in the charts on this page. In 2007, our zinc operations accounted for 48% of our revenue and 43% of our operating profit.

*Note: Zinc concentrate production includes concentrate produced at Red Dog, Pend Oreille and Lennard Shelf that is sold to and used by our Trail operations in the production of refined zinc.

Zinc Production* (000 tonnes)


1,200
1,000
800
600
400
200
0
2003
2004
2005
2006
2007
Refined
Contained in Concentrate
Other Divisions

Average Zinc Price ($/lb)


$ 2.00
1.50
1.00
0.50
0.00
2003
2004
2005
2006
2007
Canadian Dollars
US Dollars

Operating Profit ($ in millions)


$ 2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

MARKETS

Zinc

According to the International Lead Zinc Study Group (ILZSG), global zinc consumption is estimated to have grown by 3.7% in 2007, well above the trend growth of 2.75%. China's zinc metal consumption grew by 15% in 2007, which more than offset the 9% decline in the United States.

In 2007, London Metal Exchange (LME) stocks rose slightly to just over 89,000 tonnes. Total reported refined inventories (LME, Shanghai Futures Exchange, Producer, Consumer and Merchant) at the end of 2007 were 617,000 tonnes or 20 days of global consumption, well below the 25-year average of 40 days of global consumption.

Prices started the year near historic highs, at US$1.93 per pound, and fell throughout the year to finish the year at US$1.04 per pound. In 2007, the average price was US$1.47 per pound, virtually unchanged from the 2006 average price of US$1.49. However, on a Canadian dollar equivalent basis, the average 2007 zinc price was down 7% from 2006.

According to Antaike, a Chinese metals information network, China imported 160% more zinc concentrates in 2007 than in 2006, despite greater domestic mine production growth (21%) than any other country. China was a net exporter in 2007 of 126,000 tonnes of refined zinc, up from 7,000 tonnes of net exports in 2006. At the end of 2006, China eliminated the VAT rebate on all non-SHG refined zinc, but left a 5% rebate on SHG zinc available to exporters. At the end of 2007 the Chinese government hinted at eliminating this 5% rebate and potentially imposing an export tax, but the timetable is not clear at this time. Potential changes in the export taxes and rebates could reduce or eliminate exports of refined zinc from China.

The zinc market in 2007 was in transition for both concentrates and refined metal. Prior to 2007, the zinc markets (concentrates and refined metal) were in deficit, but with increasing mine production globally, the markets were balanced in 2007.

While there are concerns over the American economy, we still believe that growth in global zinc metal demand in 2008 will exceed the historical growth rate of 2.75%.

Although increases in supply of concentrate and metal are expected to result in small surpluses in 2008, stock levels for both are well below the 25-year average, again providing no cushion for supply disruptions or unexpected metal demand.

Zinc Price and LME Inventory


2.50
2.00
1.50
1.00
0.50
0.00
US $ / lb
1,000
800
600
400
200
0
Tonnes (000's)
2003
2004
2005
2006
2007
Tonnes (000's)
US $/lb.

Source: LME

Global Demand for Zinc (tonnes in millions)


12
10
8
6
4
2
0
1981
1984
1987
1990
1993
1996
1999
2002
2005
2007
China
Rest of the World

Source: International Lead Zinc Study Group (ILZSG)

Reported Zinc Stocks


1,200
1,000
800
600
400
200
0
Tonnes (000's)
60
50
40
30
20
10
0
Days of Global Consumption
25-Year Average
2003
2004
2005
2006
2007
Tonnes
Days

Source: ILZSG, LME, SHFE

Lead

The global market for refined lead recorded its fourth consecutive annual deficit in 2007 and the lead price rose to historic cash price highs on October 15 when it hit US$1.81 per pound. The LME cash price averaged US$1.17 per pound in 2007, up 98% from the 2006 average price of US$0.59 per pound. LME stocks rose 4,350 tonnes in 2007.

According to ILZSG, global lead consumption grew 2.1% over 2006 levels and was the sixth consecutive year in which global refined lead consumption was above the 25-year trend growth of 1.8% per year. In 2007, China's growth was greater than growth in the rest of the world, as China's battery production increased significantly. China also instituted a 10% export tax on refined lead in June 2007. Consequently, exports dropped from an average of 24,000 tonnes per month in the first half of 2007 to 12,000 tonnes per month in the second half, reducing available lead metal for the rest of the world.

While it is believed that growth in lead metal demand will be strong in 2008, supply will again play a pivotal part in the market. Refined lead stocks are still near historic lows (12 days at the end of 2007 versus the 25-year average of 28 days).



ANDREW BORSATO TESTING CELLS IN THE LEAD REFINERY AT TRAIL, BC

Lead Price and LME Inventory


2.5
2.0
1.5
1.0
0.5
0.0
US $ / lb
250
200
150
100
50
0
Tonnes (000's)
2003
2004
2005
2006
2007
□ Tonnes (000's)
US $/lb.

Source: ILZSG, LME

Global Demand for Lead (tonnes in millions)


10
8
6
4
2
0
1981
1984
1987
1990
1993
1996
1999
2002
2005
2007
China
Rest of the World

Source: ILZSG

Reported Lead Stocks


500
400
300
200
100
0
Tonnes
50
40
30
20
10
0
Days of Global Consumption
25-Year Average
2003
2004
2005
2006
2007
Tonnes
Days

Source: ILZSG,LME

TRAIL

Trail's facilities, located in British Columbia, include one of the world's largest fully integrated zinc and lead smelting and refining complexes, and the Waneta hydroelectric dam and transmission system. Trail's metallurgical operations produce refined zinc and lead and a variety of precious and specialty metals, chemicals and fertilizer products. The Waneta dam provides power to Trail's metallurgical operations and sells surplus power through the transmission system to customers in British Columbia and the United States.

Trail contributed $345 million to our operating profits in 2007 compared with $395 million in 2006 and $134 million in 2005. Our operating results for Trail are summarized in the following table:

	2007	2006	2005
Metal production			
Zinc (tonnes)	291,900	296,100	223,200
Lead (tonnes)	76,400	90,300	68,600
Silver (000's ounces)	15,400	19,500	15,100
Gold (000's ounces)	54	87	84
Metal sales			
Zinc (tonnes)	292,100	290,300	228,300
Lead (tonnes)	76,300	88,100	69,300
Power			
Surplus power sold (gigawatt hours)	1,130	891	1,278
Power price (US$/megawatt hour)	$ 51	$ 44	$ 58
Cost of sales ($ millions)			
Concentrates	$ 1,010	$ 959	$ 427
Operating costs	$ 348	$ 324	$ 274
Distribution costs	$ 85	$ 77	$ 63
Capital expenditures ($ millions)	$ 87	$ 76	$ 34
Operating profit ($ millions)			
Metal operations	$ 297	$ 370	$ 65
Power sales	$ 48	$ 25	$ 69
	$ 345	$ 395	$ 134

Trail continued its focus on operating performance and productivity improvements, which realized strong production levels. Refined zinc production, at 291,900 tonnes, was maintained at a near-record level. Refined lead production at 76,400 tonnes was below 2006 output due to less contained lead in the concentrate mix and the shutdown of the lead smelter facilities in October/November to conduct scheduled maintenance on the KIVCET furnace, boiler and related equipment. The lead smelter and refinery resumed full production in November.

The lead smelter shutdown was the largest undertaken since the KIVCET technology came on line in 1997. At a cost of $55 million, including capital expenditures, the shutdown involved 23 individual projects and, at the peak of work, employed 750 contract employees. The shutdown was completed on time and under budget without any hygiene issues or lost-time injuries. Plant start-up following the shutdown occurred without any significant issues.

Trail set new annual production records for indium and germanium and consumed 35,000 tonnes of stockpiled zinc plant residues, which contain significant metal values. This resulted in the elimination of the first of three of these legacy stockpiles. We increased fertilizer production to take advantage of strong markets, realizing the highest production level in the last nine years.

As an integrated refining and smelting operation, different commodities can make different contributions to Trail's operating profits, allowing operations to optimize concentrate purchases and production plans to take advantage of movements in commodity prices.

2007 Revenue - $1.8 billion


3%
7%
59%
11%

2006 Revenue - $1.8 billion


3%
6%
62%
7%

2005 Revenue - $937 million


10%
46%
9%
9%

Zinc · Lead · Precious and Specialty Metals · Chemicals and Fertilizers · Power

The cost of products sold increased primarily as a result of higher prices for lead concentrate. Realized treatment charges, which are deducted from the prices paid to suppliers, were lower in 2007, which resulted in higher net concentrate costs. Operating costs also increased by $24 million, primarily due to non-routine costs associated with the lead smelter maintenance shutdown.

The reduction in the 2007 operating profit from Trail's metallurgical operations was due mainly to the 32-day lead smelter maintenance shutdown and the strengthening of the Canadian dollar that occurred during the year, partially offset by higher lead prices. Record operating profit in 2006 was significantly higher than in 2005 due mainly to higher average metal prices and a 79-day strike that interrupted production and reduced operating profits in 2005.

The Waneta dam is one of several hydroelectric generating plants in the region operated through contractual arrangements under which we currently receive approximately 2,740 gigawatt hours of energy entitlement per year, regardless of the water flow available for power generation. We sell any of our entitlement that is not used by Trail's metallurgical operations to third parties at market rates.

The final phase of a multi-year project to upgrade the generating units at the Waneta dam was completed in the first quarter of 2007 with the upgrade of the fourth power generator unit. As part of other power upgrade activities, in the fall, work was completed on the new $40 million Waneta dam substation, which is now in service.

Operating profit from surplus power sales increased to $48 million in 2007 from $25 million the previous year due to higher volumes of surplus power available for sale and higher average prices. The extra sales volumes were a result of additional generating capacity, lower metallurgical load requirements and the timing of sales, as our power agreements provide significant flexibility in determining the volumes of sales in each period.

Capital expenditures for the year totalled $87 million, of which $25 million was expended on the lead smelter shutdown discussed above. A $10 million filter replacement project in zinc leaching was completed and successfully commissioned without any impact on zinc production. In addition, $25 million was spent on the replacement of the Waneta dam substation.

Based on positive environmental performance resulting from a one-year test period in 2006, Trail obtained a permit from the BC Ministry of Environment to allow the treatment of up to 10,000 tonnes per year of electronic waste. Over 4,300 tonnes of electronic waste were recycled through the smelter in 2007. The goal is to treat 8,000 tonnes in 2008. The process addresses the critical social and environmental issue of electronic waste while providing Trail operations with a business opportunity that is independent of the metal price cycle.

In 2008, Trail expects to produce 295,000 tonnes of refined zinc, 90,000 tonnes of lead and 15.5 million ounces of silver. Capital expenditures are planned at $77 million for various sustaining projects, infrastructure improvements and business development opportunities.

Trail's three-year labour contract with two local unions of the United Steelworkers expires on May 31, 2008. Negotiations to renew the agreement are expected to begin near the end of the first quarter of 2008.

TRAIL cont'd

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now TCML), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled downriver as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

In June 2006, TCML and its affiliate, Teck Cominco American Incorporated (TCAI), entered into a Settlement Agreement (the Agreement) with the US Environmental Protection Agency (EPA) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (RI/FS) of contamination in the Upper Columbia River (the Studies) under the oversight of the EPA. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the Colville Tribe) and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order (UAO) purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual fieldwork. TCAI submitted the first draft of the work plan in December 2006 and we expect the final version to be approved in the first quarter of 2008. Data from field work will be used to determine whether further studies are required. When sufficient data has been compiled to adequately assess risk, a baseline human health and environmental risk assessment (RA) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two native Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the *Comprehensive Environmental Response, Compensation and Liability Act* (CERCLA) to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in TCML's view, was not intended to govern the discharges of a facility occurring entirely in Canada under Canadian federal and provincial permits. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court. In February 2007, TCML filed a petition for review and reversal with the US Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association. In January 2008, the US Supreme court denied TCML's petition for a review of the 9th Circuit decision. The denial of review is not a decision on the merits of TCML's defense, but rather reflects on the US Supreme Court's decision not to take up the case at this particular time. The case will now revert to the District Court of Eastern Washington for a hearing on the merits of the original and amended complaints. TCML will raise the defenses set out in its petition to the Supreme Court and continue to vigorously defend against the claims. Should the District Court find that TCML is liable under the CERCLA statute, TCML will have the opportunity to appeal that decision to both the 9th Circuit and the US Supreme Court.



UPPER COLUMBIA RIVER, WASHINGTON STATE



TCAI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above. The settlement agreement is not affected by the litigation.

In July 2007, we received notification from the Colville Tribe that they have been appointed lead administrative trustee to the recently formed Upper Columbia/Lake Roosevelt Natural Resource Trustee Council, made up of the Colville Tribe, the Spokane Tribe, the State of Washington and the US Department of the Interior. We were advised that the primary purpose of the Council is the integration and coordination of the assessment of potential natural resource damages during the ongoing RI/FS at the site. We believe, and have so informed the council, that it is premature to conduct such studies until the RI/FS is further developed.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.



RED DOG

The Red Dog mine, located in northwest Alaska, is the world's largest zinc mine. We operate the open-pit mine under an agreement with NANA Regional Corporation Inc. (NANA), an Alaskan native corporation. Operating profit was $819 million in 2007 compared with $1.1 billion in 2006 and $325 million in 2005.

Our operating results for Red Dog are summarized in the following table:

	2007	2006	2005
Tonnes milled (000's)	3,381	3,238	3,087
Zinc			
Grade (%)	20.2	20.6	21.7
Recovery (%)	84.2	83.5	84.9
Production (000's tonnes)	575.4	557.5	568.0
Sales (000's tonnes)	575.7	536.0	544.8
Lead			
Grade (%)	6.1	6.1	5.6
Recovery (%)	65.9	62.8	59.0
Production (000's tonnes)	136.2	123.5	102.3
Sales (000's tonnes)	144.3	114.8	105.0
Cost of sales (US$ millions)			
Operating costs	$ 193	$ 155	$ 126
Distribution costs	$ 104	$ 90	$ 84
Royalties (NANA and State)	$ 230	$ 112	$ 35
Capital expenditures ($ millions)	$ 43	$ 36	$ 34
Operating profit ($ millions)	$ 819	$ 1,079	$ 325

Red Dog's location in northwest Alaska exposes the operation to severe weather and winter ice conditions that can significantly impact its production volumes and operating costs. In addition, the mine's bulk supply deliveries and all of the concentrate shipments occur during a short ocean shipping window that normally runs from early July to late October. Because of this short ocean shipping window, Red Dog's sales volumes are normally higher in the last six months of the year than in the first six months, which can result in significant volatility in its quarterly earnings depending on metal prices.

In 2007, zinc and lead production were above 2006 due to higher recoveries and additional mill throughput as a result of improved mill operating time. Site operating costs increased 25% over 2006 due to higher sales volumes and a 9% increase in unit operating costs due to higher fuel, supplies and labour costs.

We are continuing with our shallow gas exploration program to test the economic potential of natural gas as a replacement for diesel fuel for power generation. Long-term dewatering and monitoring of test wells was initiated in 2007 to determine gas flow rates. Should this program ultimately prove to be successful, it has the potential to reduce Red Dog's use of and costs for diesel fuel.

Red Dog's 2007 shipping season began on July 5 and was completed on October 24, with a record total of 1,070,000 tonnes of zinc concentrate and 262,000 tonnes of lead concentrate shipped from the mine. Metals in concentrate available for sale from January 1, 2008 to the beginning of next year's shipping season are 240,000 tonnes of zinc in concentrate and 3,000 tonnes of lead in concentrate.

The significant increase in the mine's cost of sales was mainly due to the change in the royalty regime that occurred in 2007. In the fourth quarter of 2006, in accordance with the operating agreement governing the Red Dog mine, the royalty to NANA increased to 25% of net proceeds of production. Previously, we paid an advance royalty of 4.5% of net smelter returns. The increase in the royalty rate is partially offset by a decline in the base on which royalties are calculated as operating, distribution, selling and management fees, an allowance for future reclamation and closure costs, capital costs and deemed interest are deductible in the calculation of the royalty. The new 25% royalty became payable in the third quarter of 2007 after we had recovered the cumulative advance royalties previously paid to NANA. The NANA royalty charge in 2007 was US$190 million, compared with US$57 million expensed under the previous advance royalty regime in 2006. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase


Red Dog
Operations

RED DOG MINE, ALASKA, USA

to 30% of net proceeds of production will occur in 2012. NANA has advised us that it ultimately shares approximately 62% of the royalty with other Alaskan native corporations.

The reduction in Red Dog's 2007 operating profit compared with 2006 was due mainly to the lower zinc price, negative pricing adjustments of $81 million compared with $42 million of positive adjustments in 2006 and the strengthening of the Canadian dollar during the year, partially offset by the higher zinc and lead sales volumes and the higher average lead price. Operating profit in 2006, which was a record, was significantly higher than in 2005 due mainly to higher average zinc and lead prices.

Major capital projects in 2007 included US$9 million for additional flotation capacity, US$20 million for tailings dams and US$14 million on other sustaining capital projects.

Production in 2008 is expected to be approximately 560,000 tonnes of zinc in concentrate. Lead production is expected to be approximately 120,000 tonnes of metal contained in concentrate. Capital expenditures for 2008 are planned at US$67 million, including US$25 million on tailings dams and the balance on sustaining capital projects.

Water Discharge Permit

In the third quarter of 2007, the US Environmental Protection Agency (EPA) withdrew, for procedural reasons, a recently issued renewal of the Red Dog mine's water discharge permit, in the face of an appeal of the permit by a local community group and several environmental organizations. As a result, the permit renewal is expected to form part of the review and approval of a Supplemental Environmental Impact Statement (SEIS). The SEIS will focus on the permit renewal and impacts from mining of the Aqqaluk deposit. The Aqqaluk deposit is the next ore body scheduled to be developed by Red Dog and necessary authorizations must be in place prior to 2010 to ensure continuous operation of the mine at current production levels.

Pending approval of the SEIS and the issuance of the renewal permit, Red Dog will continue to operate under its existing water discharge permit. The mine's discharges are in compliance with the criteria established under the withdrawn water discharge permit, which the EPA determined to be fully protective of the environment. The previous permit, which was issued in 1998 and modified in 2003, is now back in effect and contains end-of-pipe limitations on total dissolved solids (TDS) that the mine cannot meet on a sustained basis. TDS are non-toxic salts created as a result of the water treatment process to eliminate metals from the mine's discharge water. The largest constituent of this TDS is gypsum.

In addition to treating mill effluent and runoff from areas disturbed by mining, Red Dog collects and treats all areas where naturally occurring acidic drainage has traditionally impacted water quality. As a result, water quality has improved and fish now spawn in areas where pre-mining conditions caused fish mortality.

We are working with NANA and the EPA to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment and that the mining of Aqqaluk is not delayed. A group of technical experts are reviewing the entire water treatment and discharge system with the objective of addressing the TDS issue and the concerns of the appellants. However, there can be no assurance that past and ongoing violations of the existing permit will not result in other civil claims or appeals that could delay the mining of Aqqaluk beyond 2010.

OTHER ZINC MINES

Our 100% owned Pend Oreille mine, located in northeastern Washington State, produces zinc and lead concentrates, which are sold to our Trail smelter 80 kilometres to the north.

Mine production in 2007 was 28,800 tonnes of zinc and 4,200 tonnes of lead compared with 34,200 tonnes of zinc and 5,100 tonnes of lead in 2006. Zinc production in 2007 was 5,400 tonnes lower than 2006, primarily as a result of the implementation of a revised ground control plan that impacted ore production and mining lower grade ore zones.

The mine recorded a $6 million operating loss in 2007 compared with a record operating profit of $38 million last year due mainly to lower production, higher operating costs and $4 million of negative price adjustments.

Ore grades improved late in 2007 and are forecast to improve further in 2008. Although the mine continues to contribute positive cash flow and is an important supplier of concentrate to our Trail operations, it is not expected to generate profits after depreciation and amortization charges during the remainder of its life at current zinc prices. Accordingly, we wrote down the mine's assets by $31 million in the fourth quarter of 2007 to $41 million.

The Lennard Shelf operation is located in the Kimberley region of Western Australia, 400 kilometres east of Broome and 2,600 kilometres north of Perth. We and Xstrata plc each own 50% of the operation through Lennard Shelf Pty Ltd. Since the mine achieved commercial production in April 2007, our 50% share of Lennard Shelf's operating loss was $4 million.

The operation was on care and maintenance from October 2003 until April 2006 when a decision was made to restart the Pillara mine. Production began in the first quarter of 2007 and the first shipments occurred in the second quarter of the year.

Our share of the mine's operating loss in 2007 was mainly a result of lower than expected production levels and higher unit operating costs. Mill throughput and recoveries were very close to plan in 2007, but zinc production was well below plan due to lower ore grades. Access to the main mining area in Pillara South was delayed due to a water-bearing structure that was encountered during development. As a result, underground production was supplemented with lower grade material in the remnant areas. Negative price adjustments of $5 million also negatively impacted operating results.

As a result of lower production levels and higher than expected unit operating costs, we are reviewing alternatives for the mine, including various cost reduction initiatives and a shortening of its life. This review is expected to be complete in the first quarter of 2008. However, we do not expect to recover the carrying values of the mine assets and as a result, we wrote down the mine's assets by $12 million in the quarter.

ZINC EXPLORATION AND DEVELOPMENT PROJECTS

In 2007, we spent $20 million exploring on our zinc exploration projects, representing 19% of our total exploration expense.


Zinc
19%
Other
Commodities
81%

The spending in 2007 was directed towards greenfields exploration. The two main projects were the Noatak property in the Red Dog district in Alaska and our program in the Irish Midlands. Drilling on both Noatak and the Irish Midlands intersected encouraging sulphide intervals that warrant additional drilling in 2008. We have also acquired a large land position in northern Queensland that is prospective for zinc. Other early stage zinc projects are in Australia, China and Peru.

Our Product Technology Centre (PTC) in Mississauga, Ontario, supports our zinc sales efforts by developing and marketing galvanizing technologies to our zinc customers and providing ongoing technological support. In addition, the group also supports the zinc market through research and development of zinc-related batteries and stewardship through efforts to decrease the thickness of galvanizing coatings while increasing their corrosion resistance.

In lead, the battery technology group at PTC develops and markets technologies that improve the manufacture of lead-acid batteries and also decrease the amount of lead in the battery while maintaining performance. Part of this program is done in collaboration with our wholly owned subsidiary H. Folke Sandelin AB in Sweden. Sandelin also develops and markets continuous extruders that apply lead sheaths to power cables, a business that is currently expanding because of the increased demand for down-hole cables in the oil and gas sector.



NOATAK PROPERTY, ALASKA



DRYER AND LOAD OUT FACILITIES AT THE GREENHILLS COAL MINE, BC

2007 PRODUCTION

10.6 MILLION TONNES, DIRECT AND INDIRECT SHARE

	Revenues			Operating Profit			EBITDA		
($ in millions)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Elk Valley Coal Partnership	$ 951	$ 1,177	$ 1,173	$ 209	$ 444	$512	$ 246	$ 478	$ 540
Fording Canadian Coal Trust	–	–	–	–	–	–	43	48	76
Corporate and other	–	–	(2)	–	–	–	6	–	19
	$ 951	$ 1,177	$ 1,171	$ 209	$ 444	$ 512	295	$ 526	$ 635

Our coal division includes our 40% interest in the Elk Valley Coal Partnership and our 19.95% investment in the Fording Canadian Coal Trust, which owns 60% of Elk Valley Coal, giving us a 52% direct and indirect interest in the partnership.

In 2007, our coal division accounted for 15% of our revenue and 8% of our operating profit.

MARKETS

The demand for hard coking coal, which is the highest quality of metallurgical coal, is closely correlated with the steel production of integrated steel mills. Since 2003, global steel production, and therefore the demand for hard coking coal, has grown dramatically, driven primarily by rapid industrialization and economic development in the BRIC (Brazil, Russia, India and China) economies. This is expected to bring increased volatility to the global steel and hard coking coal markets in the future because these countries may experience sudden and irregular swings in their economic development.

China, in particular, has a key influence on the global steel and hard coking coal markets. The massive construction boom in China has required it to dramatically increase its domestic steel production capacity. China does not currently import a significant amount of seaborne hard coking coal because the requirements of its domestic steel mills can generally be met by Chinese coal producers and imports from Mongolia. China is the world's largest producer of metallurgical coal, but it does not currently export significant quantities because domestic demand is so strong. However, an economic downturn in China could potentially cause its exports of hard coking coal to increase in the future.

Unlike most of our metal products, which are priced by reference to prices determined by trading activity on metal exchanges, the prices of the majority of metallurgical coal sales are settled through annual negotiations with customers in the steel industry for the coal year running from April 1 to March 31, although there are some contracts that are based on other 12-month periods. Because shipping schedules can delay delivery of annual contracted volumes beyond the end of each coal year, the financial impact of the new prices normally starts to take effect in the second quarter of a given year with the full impact of new prices occurring in the third quarter. Depending on sales volumes, this can contribute to volatility in quarterly earnings from our coal operations.

Contract negotiations with our customers for the 2008 coal year have not yet been finalized, but current market sentiment and supply disruptions in Australia accentuated by recent severe flooding conditions suggests that US dollar coal prices may increase significantly over 2007 coal year prices.

Coal Production (tonnes in millions)


16
14
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
Indirect Share
Direct Share

Average Coal Price ($/tonne)


$ 150
120
90
60
30
2003
2004
2005
2006
2007
Canadian Dollars
US Dollars

Operating Profit ($ in millions)


$ 600
500
400
300
200
100
0
2003
2004
2005
2006
2007

ELK VALLEY COAL PARTNERSHIP

Elk Valley Coal operates five metallurgical coal mines in southeastern British Columbia and one in west-central Alberta. It is the world's second-largest exporter of seaborne hard coking coal, substantially all of which is ultimately used in the production of steel. Our 40% share of Elk Valley Coal contributed $209 million to our operating profits in 2007 compared with $444 million in 2006 and $512 million in 2005.

Elk Valley Coal's operating results, at the 100% level, are summarized in the following table:

	2007	2006	2005
Production (000's tonnes)	22,561	21,790	25,679
Sales (000's tonnes)	22,677	22,614	24,124
Average sales price			
US$/tonne	$ 98	$ 113	$ 99
C$/tonne	$ 105	$ 131	$ 125
Operating expenses (C$/tonne)			
Cost of product sold	$ 42	$ 40	$ 33
Transportation	$ 35	$ 37	$ 35
Capital expenditures ($ millions)	$ 82	$ 49	$ 198
Our share of operating profit ($ millions) (Note)	$ 209	$ 444	$ 512

Note: Results of Elk Valley Coal represent our 40% direct interest in Elk Valley Coal commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006, and 38% from January 1, 2005 to March 31, 2005.



JEFF SCHLENDER SAMPLING AND LOGGING BLAST HOLES-ELKVIEW COAL MINE, BC



COAL LOADING AT NEPTUNE TERMINALS, B.C.

Coal sales volumes of 22.7 million tonnes in 2007 were similar to 2006 sales. Average US dollar coal prices decreased approximately 13% to US$98 per tonne as a result of lower prices for the 2007 coal year, which commenced April 1, 2007. With the stronger Canadian dollar, our average Canadian dollar coal prices decreased 20% to $105 per tonne.

The unit cost of product sold increased by 5% to $42 per tonne in 2007 compared with $40 per tonne in 2006. Unplanned shutdowns and interruptions of production in the first quarter of 2007 due to rail transportation problems caused unit costs to be unusually high, which impacted our unit cost of product sold throughout the year. Additional waste was moved in the first quarter in response to the reduced production, which benefited strip ratios for the balance of the year. As a result of the pre-stripping activities earlier in the year, coal production volumes were higher during the latter part of the year, which resulted in a reduction in fixed costs when calculated on a per unit basis. Our operating costs were also affected by the labour contracts settled in the second half of 2006 and higher prices for contract services, diesel fuel, tires and other consumables.

Combined rail and port transportation costs in 2007 were $35 per tonne compared with $37 in 2006. Lower contractual rail rates, which are variable in part with lower average selling prices, were generally offset by increased vessel demurrage costs due to inventory shortages at the ports, as well as higher ocean freight rates.

In 2007, a five-year collective agreement was reached at Elk Valley's Cardinal River mine. The new agreement expires on June 30, 2012 and with the settlement of this agreement, all five of Elk Valley Coal's unionized mines are now operating with multi-year contracts.

Elk Valley's capital spending in 2007 was $82 million, with $47 million on mobile equipment, $9 million on wash plant projects and $20 million on tunnel remediation, buildings and other projects.

Production in 2008 is expected to be approximately 24 million tonnes. Capital expenditures for 2008 are expected to be approximately $200 million, with $130 million on mobile equipment, $37 million on the wash plants and $20 million on development and permitting projects.

FORDING CANADIAN COAL TRUST

We own 29.5 million units, or approximately 19.95% of the outstanding units of Fording Canadian Coal Trust (Fording). We account for our investment in Fording on an equity basis and its only significant asset is its 60% interest in Elk Valley Coal. In 2007 we acquired 16.65 million units of Fording, representing approximately 11.25% of the issued and outstanding units of Fording, from a subsidiary of Ontario Teachers Pension Plan Board, for $599 million or $36 per unit. If prior to July 31, 2008 we make an offer or announce an intention to acquire more than 50% of the outstanding Fording units and the transaction is subsequently completed, or if we sell Fording units in either case at a price in excess of C$36 per unit, we will pay the vendor such excess for the acquired units.

In December 2007, Fording announced that it intended to explore strategic alternatives to maximize value for its unitholders, which could include an acquisition of all of its outstanding units by a third party, a sale of its assets, including its interest in the Elk Valley Coal Partnership, a combination, reorganization or similar form of transaction, or continuing with its current business plan. As a result of Fording's initiative, we are reviewing our options with respect to Fording and Elk Valley Coal to determine if and how we might participate in any potential transaction in order to maximize value for our shareholders. There can be no assurance that Fording's process will result in any transaction, or that our interest in these two entities will change in any manner should a potential transaction occur.



AERIAL VIEW OF THE POGO GOLD MINE, ALASKA

PRODUCTION

285 THOUSAND OUNCES

	Revenues			Operating Profit			EBITDA		
($ in millions)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Pogo	$ 59	–	–	$ (1)	–	–	$ 16	$ –	$ –
Hemlo	123	143	127	(4)	7	9	19	31	30
Corporate	–	–	–	–	–	–	(46)	(24)	(8)
	$ 182	$ 143	127	$ (5)	$ 7	$ 9	$ (11)	$ 7	$ 22

Our gold division includes our 40% interest in the Pogo mine located southeast of Fairbanks, Alaska, and our 50% interest in the Hemlo operations located in northwestern Ontario. It also includes our 78.8%-owned Morelos project in Mexico, our 60% owned Lobo-Marte property in Chile and various other exploration properties.

MARKETS

The London PM gold fix averaged US$697 per troy ounce in 2007, up 15% from the 2006 average and has reached historic highs in February 2008.

Growth in gold as an investment continues to be the main driver of the strong prices. A falling US dollar, global economic uncertainty, higher oil prices and fears of inflation have all contributed to gold's ascent. Exchange Traded Funds (ETFs) have allowed investors easy access to gold investing. GFMS Ltd., a precious metals consultancy firm, estimates that ETF holdings of gold have rose 39% in 2007.

Global demand from the jewellery sector rose by 5.5% in 2007 following a 16% decline in 2006. GFMS estimates that jewellery fabrication in China increased 18% in 2007 and expects continued growth in 2008.

Gold Production (000 ounces)


300
250
200
150
100
50
0
2003
2004
2005
2006
2007
Gold Division
Other Divisions

Average Gold Price ($/oz)


$ 800
700
600
500
400
300
2003
2004
2005
2006
2007
Canadian Dollars
US Dollars

Our production, sales volumes and operating profits from our gold operations are summarized in the accompanying charts. In 2007, our gold operations accounted for 3% of our revenue and incurred a $5 million operating loss.

Operating Profit ($ in millions)


40
30
20
10
0
-10
2003
2004
2005
2006
2007

POGO

The Pogo gold mine is located 145 kilometres southeast of Fairbanks, Alaska. It is a joint venture with Sumitomo Metal Mining Co. Ltd. (51%) and Sumitomo Corporation (9%). Teck Cominco Limited has a 40% interest in the mine and is the operator.

The mine achieved commercial production in April 2007 and since then, our 40% share of Pogo's operating loss was $1 million.

Pogo's operating results, at the 100% level, are summarized in the following table:

Tonnes milled (000's)	649
Grade (grams/tonne)	14.7
Mill recovery (%)	84.4
Production (000's ounces)	260
Sales (000's ounces)	233
Cash operating cost per ounce (US$)	$ 515
Capital expenditures ($ millions)	$ 19
Our 40% share of operating loss ($ millions)	$ (1)

Construction of the Pogo mine was completed in the first quarter of 2006, and the installation of the underground ore conveying system was completed in the second quarter, at a total cost of US$350 million. The Pogo mine commenced operations in January 2006, with the first gold bar poured in February 2006.

Production in 2006 was limited by tailings filtration capacity, bottlenecks in the paste backfill system and a construction accident in October that severely damaged electrical systems at the mine site, resulting in a total loss of electrical power that curtailed the mill operations until mid-December of that year. A third filter press was commissioned in January 2007 and modifications to the filtered tailings handling system to improve paste backfilling were completed in the first quarter of 2007. These two projects cost US$21 million.

Pogo's gold production in 2007 was not at full capacity due to the construction and commisioning of the filter projects in the first quarter and poor equipment availability that impacted online time and throughput rates. The ore at Pogo is extremely abrasive and continuous improvement projects are focused on improving equipment reliability. The mine made good progress reducing dilution by using smaller equipment in narrow ore headings during the second half of 2007. Mill recoveries are improving and we are working on various improvement projects, including automation of the flotation circuit that are expected to be completed in the first half of 2008. Operating costs are expected to improve somewhat in 2008, but will remain high over the next two years due to the large number of optimization projects and the need to develop additional areas underground to sustain planned production levels.

Gold sales of 233,000 ounces in 2007 were lower than production due to the timing of shipments, and the average realized gold price was US$717 per ounce. Efforts to reduce in-process gold inventory are ongoing, with gold sales expected to exceed production in the first quarter of 2008. Gold production is expected to be between 340,000 and 360,000 ounces in 2008.



KIM HAYNES ASSAYING AT THE POGO GOLD MINE, ALASKA

We capitalized $14 million of Pogo's operating losses (2007 - $2 million; 2006 - $12 million) incurred during the period from start-up in January 2006 until commercial production was achieved in April 2007 as part of the mine's development costs.

HEMLO

We have a 50% interest in the Williams and David Bell gold mines located adjacent to each other approximately 350 kilometres east of Thunder Bay in northwestern Ontario. We jointly operate the mines with Barrick Gold Corporation.

Our 50% share of Hemlo's operating loss was $4 million in 2007 compared with operating profits of $7 million in 2006 and $9 million in 2005.

Hemlo's operating results at the 100% level are summarized in the following table:

	2007	2006	2005
Tonnes milled (000's)	3,036	3,355	3,503
Grade (grams/tonne)	3.7	4.0	4.4
Mill recovery (%)	94.1	94.2	93.7
Production (000's ounces)	337	410	460
Sales (000's ounces)	330	413	460
Cash operating cost per ounce (US$)	$ 568	$ 465	$ 336
Capital expenditures ($ millions)	$ 12	$ 16	$ 15
Our 50% share of operating profit (loss) ($ millions)	$ (4)	$ 7	$ 9

A backfill failure underground at the Williams mine early in 2007 resulted in the rescheduling of higher grade stopes to future years. The operation was also incurring higher than expected unit costs due to the lower production. As a result, a strategic review of the life of mine plan and operating cost structure was completed in 2007. The review indicated a lower production profile going forward, with declining head grades as underground ores are becoming depleted and more low-grade open-pit ore is mined.

The higher grade David Bell mine is scheduled for closure in early 2010, while both the open pit and underground operations at Williams are expected to continue for 5 to 6 years if current resources in the underground C-zone are successfully converted into reserves.

Definition and development of the underground Interlake region at Williams is ongoing with production from this area expected in early 2009 assuming the resource is confirmed by the drill program. With lower production and less development activities planned going forward, the mine implemented cost-cutting measures that included a work force reduction of 150 positions, including contractors, and an overall reduction in operating costs by $60 to $70 million per annum in order to stabilize future unit costs near current levels.

In 2007, a three-year collective agreement was reached with the union employees at the David Bell mine. The new agreement expires in October 2010.

Gold production of 337,000 ounces was significantly less than previous years, while cash operating costs increased to US$568 per ounce compared with US$465 per ounce in 2006, mainly due to lower production offset by the cost reduction program that was implemented. The average realized gold price in 2007 was US$694 per ounce compared with US$600 per ounce in 2006, although the effect of the stronger Canadian dollar partly offset the higher US dollar gold price.

Production in 2008 is expected to be approximately 250,000 ounces of gold, down 26% from 2007, with our 50% share being 125,000 ounces. Capital expenditures for 2008 are planned at $23 million, with approximately $9 million on equipment and $14 million on mine services and development projects.


PLANT SITE AT THE WILLIAMS GOLD MINE - MARATHON, ONTARIO

GOLD EXPLORATION AND DEVELOPMENT PROJECTS

In 2007, we spent $22 million exploring on our gold projects, representing 21% of our total exploration expense.


Gold
21%
Other
Commodities
79%

Our 2007 spending was targeted on gold programs in Mexico, Canada, the US, Australia and Turkey. In Turkey, we earned back to a 60% interest in the Agi Dagi and Kirazli projects. Plans for 2008 include drilling several high priority projects.

Pre-feasibility work continues on the Morelos gold project in Mexico. Roughly 32,000 metres of infill drilling on the main zones of mineralization was completed during the year. In addition, environmental baseline studies and social and community engagement programs are underway, and scoping level engineering studies have been initiated to look at possible infrastructure options. During the latter part of 2007 road access to a small part of the project was illegally blocked by local interests. Discussions continue in an attempt to resolve the access issue. Roughly 23,000 metres of drilling is planned in early 2008 in order to complete an updated resource estimate. A decision on further advancement of the project is anticipated in the second half of 2008.

Near the end of the year we earned back to a 60% ownership interest in three gold projects in western Turkey; Agi Dagi, Kirazli, and Halilaga. Agi Dagi and Kirazli are projects with previously known resources; Halilaga is a potentially new copper-gold discovery. Agi Dagi and Kirazli will see limited work in 2008, mainly to finish target testing, confirm resource estimates, metallurgical characteristics, and project economics. Drilling on Halilaga returned very encouraging intersections, including 100 metres of 1% copper and 1 gram per tonne of gold and 320 metres of 0.4% copper and 0.4 grams per tonne of gold. More than 10,000 metres of drilling is planned for 2008.

A study to re-evaluate the potential economic viability, water availability and likely environmental and permitting issues of our 60%-owned Lobo-Marte gold property in Chile was initiated in 2007. The study, which is based on the 1998 feasibility study scope parameters, should be completed later this quarter but in the current robust gold market the preliminary results appear encouraging.

management's discussion and analysis




CATERPILLAR
1101

PREPARING SITE FOR UTILITY CORRIDOR, FORT HILLS, ALBERTA

[illegible]07 CONTINGENT RESOURCE ESTIMATE

1 BILLION BARRELS OF RECOVERABLE BITUMEN

Our energy division includes our 20% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project located in northern Alberta and our 50% interest in various oil sands leases that we jointly own with UTS Energy Corporation (UTS).

These oil sands projects are expected to be long-life assets with limited exploration risk, use conventional technology, leverage our core skills of large-scale truck and shovel mining operations, provide us with strong partners and are located in a politically stable jurisdiction. The assets in our energy division are expected to be significant contributors to our future revenues, operating profits and cash flows.

FORT HILLS PROJECT

The Fort Hills oil sands project includes approximately 24,000 contiguous hectares of oil sands leases located about 90 kilometres north of Fort McMurray in northern Alberta and an upgrader that will be located in Sturgeon County, just north of Edmonton. We hold a 20% interest in the Fort Hills Energy LP (the Fort Hills Partnership), which owns the Fort Hills project with 20% being held by UTS and the remaining 60% held by Petro-Canada, who is the operator of the project.

In 2005, we acquired a 15% interest in the Fort Hills Partnership by agreeing to fund 34% of the first $2.5 billion of project expenditures, or $850 million, and our 15% pro rata share thereafter. In 2007, we and Petro-Canada each subscribed for an additional 5% interest in the Fort Hills Partnership. We will earn our additional interest by funding a further $375 million of the Fort Hills Partnership expenses beyond the existing earn-in obligations. We will satisfy our $375 million commitment by contributing 27.5% of the Fort Hills Partnership expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion, which is expected to occur in late 2009 or early 2010. Thereafter we will fund our 20% pro rata share of project spending. Our 20% interest in the Fort Hills project represents 806 million barrels of recoverable bitumen based on the Fort Hills Partnership's December 31, 2007 best estimate of the contingent bitumen resource of 4.03 billion barrels of recoverable bitumen, with a low estimate of 3.37 billion barrels and a high estimate of 4.38 billion barrels, all on a 100% basis.

The Fort Hills Partnership is proceeding with the Front End Engineering and Design (FEED) stage of project development, which is expected to be complete around mid-2008, and the Environmental Impact Assessment for the upgrader. The FEED process is expected to produce a definitive cost estimate and the basis on which the final development decision on the project will be made. The Fort Hills project is expected to be developed in two phases, with the first phase producing 160,000 barrels per day of bitumen in late 2011 to be upgraded to 140,000 barrels per day of synthetic crude oil commencing in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components for the first phase is $15.2 billion, excluding third-party capital. The second phase is expected to double capacity to 280,000 barrels per day of synthetic crude. That phase should be completed by 2014 with additional capital costs estimated at $13 billion, also excluding third-party capital.

We expect to receive regulatory approval for the upgrader in mid-2008 and sanction the project in the second half of the year.

In 2007, our spending on the Fort Hills project was $119 million, bringing our cumulative spending to $233 million at the end of 2007. Our share of funding for the project in 2008, including our earn in commitments, is expected to be approximately $760 million.

TECK COMINCO/ UTS JOINT VENTURE

We have jointly acquired oil sand leases located east and north of the Fort Hills project totaling approximately 285,000 acres in three general areas. To date, we have spent $219 million for our 50% share of the acquisition and exploration costs of these leases. We expect to spend approximately $40 million for our share of studies and exploration drilling planned for 2008.

The Lease 14 area consists of approximately 7,150 acres of oil sands leases immediately west of the Fort Hills project and contains a contingent resource estimate of approximately 350 million barrels of bitumen defined by 124 core holes. The lease has the potential to support a 50,000 barrel per day bitumen operation. Further engineering and environmental studies are planned for 2008.

The Lease 311 area is located 10 kilometres to the north of Lease 14 and consists of approximately 150,000 acres of oil sands leases. 68 core holes have been drilled on the southern portion of this area. A further 300 core holes, engineering and environmental studies are planned for 2008.

The third lease area is north of the Fort Hills project on the east side of the Athabasca River and consists of three lease blocks totaling approximately 126,000 acres of oil sand leases. Preliminary exploration work is planned for 2008.

Our corporate division includes all of our exploration and development projects not included in our other divisions, our business development activities and the activities undertaken by our various corporate groups that provide support to all of our divisions.

EXPLORATION AND DEVELOPMENT PROJECTS

In 2007, we spent approximately $9 million exploring on our diamond projects, $8 million on nickel projects, and representing 16% of our total exploration expense.


Nickel
7%
Diamonds
9%
Zinc, copper, gold and other commodities
84%

NICKEL

Approximately 7% of the exploration budget went towards nickel exploration, mainly on laterite deposits in Brazil and sulphide deposits in Canada. At December 31, 2007 we had earned a 54% interest in the Santa Fé/Ipora nickel project in Brazil. Scoping level studies on that project will continue into 2008. Nickel exploration in Canada is focused in Labrador and Ontario.

DIAMONDS

Approximately 9% of our exploration expense was on one diamond project in northern Canada. Four new kimberlite occurrences were drilled on the Darby project. Complete results of 2007 drilling are expected in early 2008. Depending on results, additional drilling may be undertaken in 2008.

In 2006, we invested in Tahera Diamond Corporation (Tahera). Tahera's primary asset is its wholly-owned Jericho Diamond Mine located in the Nunavut Territory in northern Canada. Due to the strengthening of the Canadian dollar, rising oil prices, the relatively modest increases in diamond prices and ongoing operational and production issues, the Jericho mine experienced financial difficulties in 2007. As a result, we wrote off our investment in Tahera in 2007.

OTHER COMMODITIES

In 2006, we spent US$25 million to acquire approximately 7.6 million common shares of Nautilus Minerals Inc. (Nautilus) and warrants to acquire an additional three million shares at US$5 per share before June 1, 2008. Nautilus is the first company to commercially explore the ocean floor for gold, copper, zinc and silver in seafloor massive sulphide deposits. We also agreed to fund US$12 million in research and development related to subsea exploration and tenure acquisition costs in an area of interest consisting of six country areas in the South Pacific ocean. Exercising the warrants to acquire the three million additional shares gave us an option to acquire the right to form joint ventures with Nautilus in selected areas within the area of interest by incurring US$25 million in exploration expenditures in each selected area within two years of the selection date to acquire an initial 40% or 50% interest, depending on the country selected. By incurring expenditures in excess of the US$25 million, we may earn a 50.1% or 60% interest in specific projects, depending on the country selected.

In late 2007, we exercised our warrants and acquired an additional three million common shares of Nautilus for US$15 million, increasing our ownership of Nautilus to approximately 7.2%. We also agreed with Nautilus that we may use the aforementioned US$12 million to conduct and manage a ship-based exploration program in 2008 in one or more of four designated areas in Papua New Guinea, Tonga and New Zealand (the Areas), excluding a 17,500-square-kilometre tenement package in Papua New Guinea and certain exploration licences and applications in Tonga and Fiji that were 100% owned and acquired by Nautilus prior to October 20, 2006.

We have until December 31, 2008 to select specific projects in various countries in which we intend to acquire an interest.



D JEANINE POWELL AT OUR APPLIED
NOLOGY CENTRE, TRAIL, BC

TECHNOLOGY

Our technology groups at our Applied Research and Technology (ART) centre in Trail and CESL in Richmond, British Columbia, support our efforts in developing and testing technologies for new growth projects, and by providing technology transfer to assist with continuous improvement and value creation at our operations.

ART has expertise in applied mineralogy, mineral processing and environmental technology. These skills are also used to characterize new ore bodies and verify existing, or provide alternative processing options. Currently much of this work is focused on our oil sands projects, nickel laterite projects in Brazil and the Aqqaluk ore body at Red Dog. Continuous improvement projects are developed in collaboration with operations where value is created through reduced costs, improved recovery, increased concentrate grade and other overall efficiencies. Projects are underway at Antamina, the Elk Valley coal mines, Pogo, Red Dog and Trail. Environmental technology is used to develop innovative solutions to mitigate potential impacts at our operations. Recent work has focused on water treatment at Red Dog and a collaborative program to determine the acid rock drainage potential at Antamina.

Our proprietary hydrometallurgical technology has been developed by CESL to provide an environmentally superior method for treating copper, copper-gold and nickel-copper concentrates, particularly those that present challenges to the conventional smelting route. Our current efforts are focused on the ongoing construction and commissioning of Vale's 10,000 tonne per year CESL copper plant in Carajas, Brazil, and on the development and testing of an appropriate flow sheet to potentially process a bulk copper-nickel concentrate from our Mesaba property. We continue to make process improvements, particularly in gold and nickel, and pursue new opportunities where the CESL process offers an economic advantage over the sale of concentrate due to metallurgical issues or other logistical problems.

We also actively support a wide range of external research projects, many of which are levered through collaborative programs that are organized by AMIRA International and other similar research brokers or developed directly with universities. In some cases, individual research projects are sponsored on a one-on-one basis with professors and students. We are also active participants in university-based research and educational programs, including chairs, research groups and industry-faculty advisory committees. Our involvement with universities across North America and elsewhere provides critical interaction with potential employees.

Financial Overview

FINANCIAL SUMMARY

($ in millions, except per share data)	2007	2006	2005
Revenue and earnings			
Revenues	$ 6,371	$ 6,539	$ 4,415
Operating profit	$ 2,738	$ 3,561	$ 1,962
EBITDA	$ 2,615	$ 3,829	$ 2,176
Net earnings from continuing operations	$ 1,661	$ 2,395	$ 1,345
Net earnings	$ 1,615	$ 2,431	$ 1,345
Cash Flow			
Cash flow from continuing operations	$ 1,719	$ 2,905	$ 1,626
Capital expenditures	$ 571	$ 391	$ 326
Investments	$ 3,911	$ 272	$ 220
Balance Sheet			
Cash and temporary investments	$ 1,408	$ 5,281	$ 3,084
Total assets	$ 13,573	$ 11,447	$ 8,809
Long-term debt, including current portion	$ 1,523	$ 1,509	$ 1,721
Per share amounts			
Net earnings from continuing operations			
Basic	$ 3.85	$ 5.68	$ 3.31
Diluted	$ 3.83	$ 5.52	$ 3.11
Net earnings			
Basic	$ 3.74	$ 5.77	$ 3.31
Diluted	$ 3.72	$ 5.60	$ 3.11
Dividends declared per share	$ 1.00	$ 1.00	$ 0.40

Our revenues and earnings depend on prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for raw materials, which are influenced by global economic growth. We normally sell the products that we produce at prevailing market prices or at prices negotiated on annual contracts. Prices for these products, particularly for exchange-traded commodities, can fluctuate widely and that volatility can have a material affect on our strong financial results.

Recent economic conditions and historically high commodity prices have led to rapid growth in global mining activities, which has created strong demand for skilled labour, mining equipment and related operating supplies that exceed supply. This has and may continue to lead to increased capital and operating costs at our operations and development projects. In addition, if labour, equipment or operating supplies cannot be procured on a timely basis, our annual operating and future expansion and development activities could be negatively affected.

We report our financial results using the Canadian dollar and accordingly, our operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements, particularly as they affect the US dollar, can have a significant impact on our results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are denominated in US dollars.

Our net earnings for the year ended December 31, 2007, were $1.6 billion or $3.74 per share compared with record net earnings of $2.4 billion or $5.77 per share in 2006 and $1.3 billion or $3.31 per share in 2005.

Our earnings in 2007 were affected by a $33 million equity loss ($50 million pre-tax) related to our investment in the Galore Creek project where mine construction was suspended due to escalating capital costs and a number of asset writedowns totalling $51 million after taxes. The equity loss represents our after-tax share of the Galore Creek partnership's estimated demobilization costs. The asset writedowns relate to our investment in Tahera Diamond Corporation, which was written down due to the severe financial difficulties facing the company. Due to difficult mining conditions and low ore grades that impact their ongoing profitability, we also wrote down the property, plant and equipment at our Pend Oreille and Lennard Shelf zinc mines. We also had a $59 million cumulative foreign exchange loss related to the repatriation of US dollars to Canada to provide funds for our acquisition of Aur. With new accounting standards related to financial instruments, we had a $46 million loss on our contingent receivable related to the sale of our Cajamarquilla refinery compared with a $36 million gain in 2006, which was determined using a previously applicable accounting standard.

In addition, we recorded after-tax negative settlement adjustments of $66 million during 2007 compared with $113 million of positive adjustments in 2006. An $80 million gain on the reduction of future tax liabilities due to the reduction in federal income tax rates in Canada and after-tax gains of $36 million on asset sales partially offset these effects.

Our 2006 net earnings included after-tax gains of $126 million on the sale of investments, including $103 million on the sale of our investment in Inco. Net earnings in 2005 included gains on the sale of investments and assets totalling $65 million and $94 million in favourable tax adjustments.

The table below shows the impact of these items on our earnings.

	2007	2006	2005
Net earnings as reported	$ 1,615	$ 2,431	$ 1,345
Add (deduct) the after-tax effect of:			
Loss (earnings) from discontinued operations	46	(36)	–
Negative (positive) final pricing adjustments			
On prior year's sales	56	(42)	(44)
On current year's sales	10	(71)	(22)
Realization of cumulative translation adjustment loss	59	–	–
Asset write downs and equity loss	84	–	–
Tax rate adjustments	(80)	(26)	(94)
Gain on disposition of our strategic investments	–	(103)	–
Asset sales and other	(36)	(23)	(65)
	139	(301)	(225)
Adjusted net earnings	$ 1,754	$ 2,130	$ 1,120

Adjusted net earnings were $1.8 billion ($4.06 per share) compared with $2.1 billion ($5.06 per share) earned in 2006. Earnings were lower in 2007 primarily as a result of lower zinc prices in the last half of the year, lower coal prices, the strengthening of the Canadian dollar, lower production at Highland Valley Copper as it moves through its mine life extension program, and the higher royalty expense at our Red Dog zinc mine. The US dollar averaged C$1.07 over the year compared with C$1.13 a year ago. The stronger Canadian dollar reduced the profit margin for our Canadian operations, particularly Highland Valley Copper, Trail and Elk Valley Coal, and the value of the profits we earn from operations that we account for using the US dollar, such as Red Dog, Antamina and Quebrada Blanca. This reduced net earnings by approximately $160 million.

Our earnings from coal operations are particularly sensitive to fluctuations in the Canadian/US dollar exchange rate. Although costs remained relatively constant compared with last year, the coal price averaged US$98 per tonne compared with US$113 per tonne in the previous year. Combined with the effect on operating margins from the stronger Canadian dollar, our 40% direct share of operating profits from the Elk Valley Coal Partnership declined from $444 million in 2006 to $209 million in 2007.

Other significant factors affecting earnings in 2007 included the effects of the month-long maintenance shutdown of the KIVCET lead smelter at our Trail operations, lower production and sales volume at Highland Valley Copper and production disruptions at Antamina due to electrical motor problems in the main grinding mill during November and December.

Net earnings in 2006 increased substantially over 2005 due mainly to significantly higher copper and zinc prices, with the average LME prices increasing by 83% and 137% respectively over the previous year. The average coal price in 2006 of US$113 per tonne was 14% higher than the US$99 per tonne realized in 2005. The weaker US dollar partially offset these higher commodity prices, with an average Canadian/US dollar exchange rate of 1.13 in 2006 compared with 1.21 in 2005.

Copper sales volumes were down 12,000 tonnes in 2007 compared with 2006 due to lower production at Highland Valley, resulting from our mine life extension plan and Antamina mining a higher proportion of zinc bearing ore in the year. The reductions at Highland Valley and Antamina were partially offset by the addition of copper sales from the three Aur mines acquired in August 2007. Zinc sales volumes were 10% higher in 2007 than in 2006. Increases came from higher production at Red Dog due to improvements in ore throughput, a near doubling of zinc production at Antamina due to the mix of ores being mined, the new zinc production from the Lennard Shelf mine that achieved commercial production in April 2007, and the Duck Pond mine acquired in August. Metallurgical coal sales volumes were up slightly from 2006 and gold sales from our mining operations were 5% higher than 2006 levels.

Sales volumes of copper, zinc, lead and gold from mine operations in 2006 were similar to 2005, except coal sales volumes, which were 4% lower. Sales of refined zinc in 2006 increased by 27% over 2005 as a 79-day strike at Trail reduced production and sales in 2005. Molybdenum sales in 2006 were 25% lower than 2005 as a result of lower production due to lower ore grades.

Cash flow from operations in 2007, before changes in non-cash working capital items, was $2.0 billion compared with $2.6 billion in 2006 and $1.6 billion in 2005. The changes in cash flow from operations in the last two years were due mainly to the volatility in commodity prices and the strengthening of the Canadian dollar.

Cash flow from operations, after changes in non-cash working capital items, less scheduled debt repayments, dividends and sustaining capital expenditures, was $1.1 billion in 2007 compared with $2.1 billion in 2006 and $1.3 billion in 2005. At December 31, 2007, our cash and temporary investments were $1.4 billion. Long-term debt was $1.5 billion and our total debt to debt-plus-equity ratio was 16% compared with 19% at December 31, 2006.

OPERATING PROFIT

Our operating profit is made up of our revenues less the operating, depreciation and amortization expenses at our producing operations. Income and expenses from our business activities that do not produce commodities for sale are included in our other income and expenses.

Our principal commodities are copper, zinc, metallurgical coal and gold, which accounted for 28%, 31%, 15% and 4% of revenues respectively in 2007. Molybdenum is a significant by-product of our copper operations, and lead is a significant by-product of our zinc operations, respectively accounting for 3% and 10% of our 2007 revenue. In addition, our Antamina copper mine produces a significant volume of zinc concentrate. Other products include silver, various specialty metals, chemicals and fertilizers, and electricity and in total accounted for 9% of our revenue in 2007.


2007 REVENUE
BY DIVISION
48%
15%
Copper Zinc Coal Gold


2007 REVENUE
BY COMMODITY
3%
31%
9%
4%
15%
10%
Copper Zinc Coal Gold
Molybdenum Lead Other


2007 OPERATING PROFIT
BY DIVISION
43%
8%
Copper Zinc Coal

Our revenues are affected by sales volumes, which are determined by our production levels and demand for the commodities we produce, commodity prices and currency exchange rates. Average commodity prices and the Canadian/US dollar exchange rate are presented in the table below.

Average Metal Prices and Exchange Rates

	US$					Cdn$				
	2007	% chg	2006	% chg	2005	2007	% chg	2006	% chg	2005
Copper (LME Cash – $/pound)	3.23	+6%	3.05	+83%	1.67	3.46	–	3.45	+71%	2.02
Molybdenum (Platts* – $/pound)	30	+20%	25	-22%	32	32	+14%	28	-28%	39
Zinc (LME Cash – $/pound)	1.47	-1%	1.49	+137%	0.63	1.57	-7%	1.68	+121%	0.76
Lead (LME Cash – $/pound)	1.17	+98%	0.59	+34%	0.44	1.25	+87%	0.67	+26%	0.53
Coal (realized – $/tonne)	98	-13%	113	+14%	99	105	-20%	131	+7%	120
Gold (LME PM Fix – $/ounce)	697	+15%	604	+36%	445	746	+9%	683	+27%	538
Exchange rate (Bank of Canada)										
US$1 = Cdn$	1.07	-5%	1.13	-7%	1.21					
Cdn$1 = US$	0.93	+6%	0.88	+6%	0.83					

**Published major supplier selling price in Platts Metals Week.*

Demand for all our major products was above historic trends in 2007, with strong global economic growth led by China.

Overall, our consolidated revenues were $6.4 billion in 2007 compared with $6.5 billion in 2006 and $4.4 billion in 2005. Our 2007 revenues increased by $296 million as a result of just over four months of revenue from the three mines acquired through our acquisition of Aur. The addition of the Pogo and Lennard Shelf operations added $106 million to revenues since achieving commercial production in April 2007. The strengthening of the Canadian dollar decreased our revenues by $340 million, while lower commodity prices reduced revenues by $106 million. In addition, lower sales volumes from Highland Valley Copper, partially offset by increased volumes at Red Dog, reduced revenues by $124 million.

At December 31, 2006, outstanding receivables included 171 million pounds of copper provisionally valued at US$2.86 per pound and 306 million pounds of zinc provisionally valued at US$1.94 per pound. During 2007, the copper receivables were settled at an average final price of US$2.83 per pound and zinc receivables were settled at an average final price of US$1.62 per pound, resulting in negative after-tax final pricing adjustments of $56 million in the year compared with positive adjustments of $42 million in 2006. At December 31, 2007, outstanding receivables included 180 million pounds of copper provisionally valued at an average of US$3.04 per pound, 296 million pounds of zinc valued at an average of US$1.05 per pound and 74 million pounds of lead provisionally valued at an average of US$1.15 per pound.

Our operating costs include all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased at our Trail refining and smelting operation, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

The magnitude of our operating costs is dictated mainly by our production volumes, the costs of labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; and by distribution costs, commodity prices and costs related to non-routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production may also affect our sales volumes and, when combined with commodity prices, affects profitability and ultimately our royalty expenses.

Our operating expenses were $3.3 billion in 2007 compared with $2.7 billion in 2006 and $2.2 billion in 2005. Like many of our competitors, we have been facing rising costs for labour, fuel and energy, consumables and other operating supplies. In addition to general cost increases, significant increases in our 2007 operating expense include $210 million from the three mines added through our acquisition of Aur and a $145 million increase in the royalty at our Red Dog zinc mine following our recovery of our capital investment and cumulative operating expense plus an interest factor in the fourth quarter of 2006.

We determine our depreciation and amortization expense using various methods. Plant and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives at our refining and smelting operations in Trail. Plant and processing facilities at our mines are amortized on a units-of-production basis over the lesser of their useful lives or the estimated proven and probable ore reserves. Mobile equipment is depreciated and amortized using operating hours and buildings, and other site infrastructure over their estimated useful lives. Accordingly, our depreciation and amortization expense varies to some degree with our production volumes. In 2007 our depreciation expense was $333 million compared with $264 million in 2006 and $272 million in 2005. The main reason for the increase was our acquisition of Aur, which resulted in an additional $34 million of depreciation and amortization compared with last year. General and administration expense was $109 million in 2007 compared with $96 million in 2006 and $74 million in 2005. The increase in 2007 was due to an increase in general business activities. The increases in 2006 over 2005 was due mainly to stock-based compensation expense resulting from increases in the price of our Class B subordinate voting shares.

Our interest expense of $85 million in 2007 was 12% lower than the $97 million for 2006, due mainly to lower average debt levels, lower interest rates and the strengthening of the Canadian dollar, as substantially all of our borrowings are denominated in US dollars. Interest expense in 2006 was $28 million higher than 2005 due to a full year of interest on US$1.0 billion of bonds issued in September of 2005. Partially offsetting this increase in indebtedness were the repayments of our US$150 million debentures in February 2006 and the Inco exchangeable debentures late in 2006.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We endeavour to do this through our exploration and development program and through acquisition of interests in new properties or in companies that own such properties. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our main exploration efforts in 2007 were focused on copper, zinc, gold, nickel and diamonds. We also participated in several equity financings with junior companies exploring for the same commodities in favourable jurisdictions. Exploration expense was $105 million in 2007 compared with $72 million in 2006 and $70 million in 2005. Increased exploration activities are the main reason for the rising exploration expense in 2007 and 2006.

OTHER EXPENSES

	2007	2006	2005
General and administrative	$ 109	$ 96	$ 74
Interest on long-term debt	85	97	69
Exploration	105	72	70
Research and development	32	17	13
Asset impairment charges	69	–	–
Other expense (income)	(170)	(316)	(94)
Provision for income and resource taxes	795	1,213	524
Minority interests, net of tax	47	19	11
Equity (earnings) loss, net of tax	5	(32)	(50)
Loss (earnings) from discontinued operations, net of tax	46	(36)	–
	$ 1,123	$ 1,130	$ 617

2007 EXPLORATION BY COMMODITY


9%
7%
19%
Copper
Zinc
Gold
Nickel
Diamonds

2007 EXPLORATION BY LOCATION


3%
41%
24%
North America
South America
Europe
Australia
Other

Our research and development expenditures are focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities and the development of new or modified processing methods and technologies. In 2007, our research and development expenditures were $32 million compared with $17 million in 2006 and $13 million in 2005.

Asset impairment charges totalling $69 million were taken against (i) our investment in Tahera Diamonds, which sought protection from creditors in January 2008 due to operating and financial difficulties, (ii) our Lennard Shelf zinc mine and (iii) our Pend Oreille zinc mine. Both zinc mines are operating with lower than expected ore grades and higher unit operating costs. Operating cost increases and potentially shortened mine lives underlie the writedowns.

Other income and expense netted to $170 million in 2007 compared with $316 million in 2006 and $94 million in 2005. Interest income was $177 million in 2007 and we had $55 million of gains from the sale of investments. With the decline in the zinc price in the latter part of 2007, our derivative liability on the Duck Pond zinc positions was reduced by $53 million. Offsetting this other income was a $59 million cumulative foreign exchange loss related to the repatriation of US dollars to Canada to provide funds for the acquisition of Aur, $26 million of reclamation at our closed operations and $31 million on non-hedge derivative losses mainly on our gold positions. In 2006, we had $186 million of interest income and $201 million of gains on the disposition of our investments in Inco and other companies, compared with interest income of $56 million and gain on sale of investments of $77 million in 2005.

Income and resource taxes were $795 million, or 32% of pre-tax earnings, slightly less than the Canadian statutory tax rate of 34%. The primary reason for the difference was the enactment of reductions in Canadian statutory rates for future years that resulted in an $80 million decrease in our future tax liability. Before the effect of these reductions, our tax expense was 35% of pre-tax earnings. Overall, our tax expense was $418 million less that the 2006 expense of $1.2 billion due mainly to our lower operating profits.

Our minority interest expense relates to our ownership interests in the Highland Valley, Quebrada Blanca, Andacollo and Elkview mines that are held by other companies. The $28 million increase in 2007 was due to our acquisition of Quebrada Blanca and Andacollo as part of our acquisition of Aur, partially offset by the reduction in minority interest expense resulting from lower earnings at Highland Valley and Elkview compared with 2006.

We account for our investments in the Fording Canadian Coal Trust, Fort Hills Limited Partnership and the Galore Creek Partnership using the equity method. In September 2007, we increased our interest in the Fording Canadian Coal Trust to 19.95% by purchasing an additional 16.65 million units for $599 million. Our equity earnings from Fording were $28 million in 2007, $32 million in 2006 and $50 million in 2005, with the general decline due to lower sales prices, and the strengthening of the Canadian dollar. Our 2007 equity earnings from Fording were more than offset by our share of losses from the Galore Creek

Partnership, which were mainly due to our share of demobilization costs related to the decision to suspend construction of the Galore Creek project.

Our earnings from discontinued operations relate to a price participation provision in a 2004 agreement to sell our Cajamarquilla zinc refinery. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. In 2006, we accrued $36 million, net of taxes, for the additional consideration based on the average annual zinc price for the year. Effective January 1, 2007, upon adoption of a new accounting standard for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the contingent receivable, which was valued based on the zinc forward curve at December 31, 2006. The new standard for financial instruments requires us to mark this receivable to market at the end of each quarter. With the decline in the zinc price that occurred during 2007 from historical highs in late 2006, the mark-to-market adjustment in 2007 resulted in a $46 million after-tax reduction in the receivable. In January 2007, we received approximately US$36 million for the 2006 price participation payment and in January 2008 we received approximately US$38 million for the 2007 payment.

FINANCIAL POSITION AND LIQUIDITY

Operating Cash Flow

Cash flow from operations was $1.7 billion in 2007 compared with $2.9 billion in 2006. Non-cash working capital changes in 2007 included final tax instalments on 2006 earnings of $125 million and $115 million related to royalties payable on 2006 earnings. Significant tax instalments are paid after year-end for years such as 2006 when taxable earnings have greatly increased over the previous year.

Cash flow from operations, before non-cash working capital changes, was $2.0 billion for the year ended December 31, 2007 compared to $2.6 billion in 2006. In addition to lower profits in 2007, there was a $282 million increase in working capital in 2007 compared with a $299 million decrease in 2006. Operating cash flow in 2006 was higher than the $1.6 billion in 2005 due mainly to significantly higher copper and zinc prices.

Investing Activities

Capital expenditures and investments totalled $5.9 billion in 2007. Capital expenditures were $571 million, of which $218 million was on sustaining capital expenditures, $161 million on the Highland Valley Copper mine life extension project and $192 million on other development projects. Our capital spending in 2006 totalled $391 million with $171 million on sustaining capital and $220 million on development projects.

In 2007, we acquired interests in other companies and projects for consideration of $5.4 billion. Our major investments included $4.1 billion to acquire 100% of Aur Resources, $599 million to acquire an additional 16.65 million units of Fording, $264 million to acquire our interest in the Galore Creek project, $119 million for our share of funding required for the Fort Hills oil sands project, including our earn-in amount, and $341 million on strategic and exploration-related investments. Proceeds from the disposal of investments were $194 million in 2007.

Our investments in 2006 totalled $272 million, with the major investments being Fort Hills, Tahera Diamond Corporation, Nautilus Minerals Inc. and ZincOx Resources plc. Proceeds from the disposal of investments totalled $885 million in 2006, including $770 million received from the tendering of our Inco shares and the balance from the sale of other marketable securities. A portion of the Inco shares were pledged against our Inco exchangeable debenture and the related proceeds were used to repay the debenture. Dispositions of marketable securities totalled $118 million in 2005.

Financing Activities

During 2007, we recorded $13 million as proceeds on the exercise of employee and director stock options compared with $16 million in 2006. We also issued approximately 22 million Class B subordinate voting shares related to our acquisition of Aur for consideration of $952 million.

In October 2007, we filed a preliminary base shelf prospectus under the multi-jurisdictional disclosure system. The base shelf prospectus qualifies for sale in the United States up to US$2.5 billion of debt securities over a period of 25 months from the date of the final prospectus and will permit us to access the debt capital markets over that period as or when deemed appropriate.

In May 2007, we completed a two-for-one share split of our Class A common shares and Class B subordinate voting shares. All share and per share information included in our annual report and consolidated financial statements and accompanying notes have been adjusted to reflect this share split for all periods presented. As a result of the share split, our semi-annual eligible dividend for both classes of shares is currently $0.50 per share.

In February 2007, we received regulatory approval to purchase up to 40 million (20 million on a pre-split basis) of our outstanding Class B subordinate voting shares pursuant to a normal course issuer bid. To the end of 2007, we purchased and cancelled 13.1 million shares under this program at a cost of $577 million. When combined with $426 million of dividends paid, we returned just over $1 billion to shareholders during 2007. The share buyback program expired on February 21, 2008.

In the fourth quarter of 2006, the majority of the holders of the Inco exchangeable debentures tendered their debentures for exchange and we repaid these debentures with the equivalent cash. Cash of $105 million was placed in trust to satisfy the redemption requirements of the debentures that remained outstanding at the end of the 2006, all of which were redeemed in 2007.

In September 2006, the remaining Antamina project debt was refinanced on a non-recourse basis with a syndicated five-year revolving term bank facility that has a final payment at maturity. The facility is extendable annually with the concurrence of the participating banks.

In June 2006, we completed a series of transactions culminating in the redemption of $112 million of the principal amount of our exchangeable debentures that were due in 2024. In the course of these transactions, all outstanding exchangeable debentures were tendered for exchange and we issued 11.5 million Class B subordinate voting shares. The exchange did not affect our cash flow or earnings because shares were issued and the debentures were included in shareholders' equity on the balance sheet.

In February 2006, we repaid the US$150 million 6.875% debenture that we issued in 1996.

Cash Resources and Liquidity
At December 31, 2007, we held cash and temporary investments of $1.4 billion against total debt of $1.5 billion, of which substantially all is denominated in US dollars. Our long-term debt to debt plus equity ratio was 16% compared with 19% at the end of 2006. We have $553 million of mandatory corporate debt payments due in the next five years and approximately 44% of the outstanding $1.5 billion of debt is not due until 2035.

At December 31, 2007, we had bank credit facilities aggregating $1.1 billion, 82% of which matures in 2012 and beyond. Our unused credit lines under these facilities after drawdowns and letters of credit issued on our behalf amounted to $819 million at the end of 2007.

In 2007, Moody's Investor Services upgraded its credit rating for our senior unsecured debt to Baa1 with a stable outlook from Baa2. Our ratings from Standard & Poor's and Dominion Bond Rating Service remain at BBB and BBB (high) respectively, both with stable outlooks. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. They are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.

We have seen a recent tightening of credit conditions as financial markets were affected by concerns over asset-backed commercial paper and related products together with the weakness in US economy, which has continued into 2008. Although some central banks have and may continue reducing interest rates in 2008 to stimulate economic activity, accessing capital, if required, to fund future development projects may become more difficult and/or certain terms and conditions of borrowing obligations could be more onerous than those on our existing loans.

DEBT AND DEBT PLUS EQUITY



$ 10
8
6
4
2
0
($ in billions)
2003
2004
2005
2006
2007
Debt
Debt plus Equity

QUARTERLY EARNINGS AND CASH FLOW

	2007					2006				
($ in millions, except per share information)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenues	$ 1,340	$ 1,561	$ 1,932	$ 1,538	$ 6,371	$ 1,273	$ 1,546	$ 1,632	$ 2,088	$ 6,539
Operating profit	620	764	894	460	2,738	624	894	876	1,167	3,561
Net earnings	360	485	490	280	1,615	448	613	504	866	2,431
Earnings per share	0.83	1.14	1.15	0.64	3.74	1.09	1.48	1.17	2.01	5.77
Cash flow from continuing operations	152	193	814	560	1,719	371	600	764	1,170	2,905

In the fourth quarter of 2007, revenues from operations were $1.5 billion compared with $2.1 billion in the same period a year ago. Net earnings were $280 million or $0.64 per share in the fourth quarter, down significantly from $866 million or $2.01 per share in the fourth quarter of 2006. In 2006, one-time items included a $115 million gain on the disposition of Inco shares.

Our fourth quarter earnings were affected by significantly lower prices for zinc (-38%) and coal (-26%), the stronger Canadian dollar and its effect on our cost base, lower zinc sales volumes from the Red Dog mine versus last year and reduced sales from Highland Valley due to the mine life extension program. The reduced revenues were partially offset by higher lead prices and revenue increases from the new copper mines acquired from Aur. In addition, we recorded after-tax writedowns totalling $51 million related to our investment in Tahera Diamonds and our Lennard Shelf and Pend Oreille zinc mines, and a $50 million pre-tax ($33 million after-tax) equity loss related to our investment in Galore Creek.

In addition, we recorded negative settlement adjustments of $94 million as base metal prices fell substantially in the quarter. This amount is made up of $37 million of settlement adjustments on sales from the previous quarter and $57 million on sales that were initially recorded at the average price for the month of sale and subsequently revalued to quarter-end forward-curve prices. A $69 million gain on the reduction of future tax liabilities due to the reduction in federal income tax rates in Canada, and after-tax gains of $25 million on asset sales partially offset these effects.

The primary reasons for the decline in earnings were lower zinc prices and sales volumes, and the stronger Canadian dollar. Zinc prices averaged US$1.19 per pound in the quarter compared to US$1.91 per pound in 2006, and the lower price accounted for approximately $160 million of the decline in earnings. The US dollar averaged C$0.98 in the quarter compared with C$1.14 a year ago. The stronger Canadian dollar reduced the profit margin for our Canadian operations, particularly Highland Valley Copper and Elk Valley Coal, and the value of the profits we earn in US dollar economies from operations such as Red Dog, Antamina and Quebrada Blanca. This reduced net earnings by approximately $125 million. Higher lead prices partially offset these reductions while average copper prices were relatively unchanged.

Our earnings from coal operations are particularly sensitive to fluctuations in the Canadian/US dollar exchange rate. Although costs remained relatively constant compared with last year, the coal price averaged US$93 per tonne compared with US$106 per tonne in the previous year. Combined with the effect on operating margins from the stronger Canadian dollar, our 40% direct share of quarterly operating profits from the Elk Valley Coal Partnership declined from $100 million in 2006 to $30 million in 2007.

Other significant factors affecting earnings in the quarter included the effects of the month-long maintenance shutdown of the KIVCET lead smelter at our Trail operations, lower sales at Red Dog, production disruptions at Antamina and lower production and sales at Highland Valley Copper.

In the fourth quarter of 2006, earnings included unusually large zinc sales from Red Dog when shipping delays in the third quarter of 2006 shifted sales and the related profits into the fourth quarter. In 2007, sales volumes were reflective of normal seasonal sales pattern and represented 33% of annual zinc sales compared with 46% in 2006.

We moved a 32-day maintenance shutdown of the KIVCET lead furnace, boiler and related equipment at Trail from 2008 forward into the last quarter of 2007. This resulted in a reduction of lead production and sales in the quarter by approximately 25%. We incurred additional maintenance costs of $20 million during the shutdown.

Copper production at Highland Valley Copper was down by approximately 25% in the quarter compared to 2006. This decline was primarily a result of lower grades in the areas mined in the current phase of the mine plan. Copper recoveries were lower as a result of higher clay content in the mined ore. The mining of the areas with higher clay content will continue into 2008 and 2009. These activities facilitate the previously announced expansion pre-stripping, which will extend the mine life until 2019.

The three mines acquired from Aur contributed operating profits of $105 million in the quarter before negative final pricing adjustments and the effects of one-time mark-to-market adjustments made to inventories at the time of acquisition. Work-in-process inventories on hand at the acquisition date were assigned fair values based on their copper content less costs to complete and a small margin. As the acquired operations complete the processing and sale of these inventories, the cost of goods sold will reflect the higher assigned values resulting in reduced profits. Operating profits were reduced by $62 million in the fourth quarter as a result of these revaluations.

Cash flow from operations was $560 million in the fourth quarter compared with $1.2 billion in the fourth quarter of 2006. The reduction is primarily the result of lower profits and a smaller reduction in Red Dog's inventory for the quarter than last year. Acquisition adjustments of $62 million to work-in-process inventories acquired in the acquisition of Aur Resources affect operating profits, but not cash flows. During the third and fourth quarters of each year, cash flow from operations is positively affected by the seasonal decline of Red Dog concentrate inventories. This decline was not as substantial as in 2006 when third quarter sales were pushed into the fourth quarter due to the late start to the shipping season that year.

OUTLOOK

Commodity prices are a key driver of our earnings and current prices are well above historic averages. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, progressing through the permitting process, finding skilled resources to develop projects, infrastructure constraints and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in the United States, we believe that as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for commodities. We believe that the long-term price environment for our products remains favourable.

Based on our expected 2008 production and prices prevailing at December 31, 2007, the sensitivity of our annual earnings to a 1% change in the US dollar exchange rate and commodity prices before pricing adjustments is as follows:

	2008 Production Plan	Impact of a 1% Change on Annual After-Tax Earnings	EPS
US$1 = Cdn$		$26 million	5.9¢
Copper (tonnes)	300,000	$11 million	2.5¢
Zinc (tonnes)	1,000,000	$ 7 million	1.6¢
Coal (tonnes)	9,600,000	$ 6 million	1.4¢
Lead (tonnes)	220,000	$ 2 million	0.5¢
Gold (ounces)	275,000	$ 1 million	0.2¢
Molybdenum (pounds)	7,000,000	$ 1 million	0.2¢

Notes:

(1) The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.

(2) Zinc includes 295,000 tonnes of refined zinc and 705,000 tonnes of zinc contained in concentrate.

(3) Lead includes 90,000 tonnes of refined lead and 130,000 tonnes of lead contained in concentrate.

At December 31, 2007, outstanding receivables included 180 million pounds of copper provisionally valued at an average of US$3.04 per pound, 296 million pounds of zinc valued at an average of US$1.05 per pound and 74 million pounds of lead provisionally valued at an average of US$1.15 per pound. Final price adjustments on these outstanding receivables will increase or decrease our revenue in 2008 depending on metal prices at the time of settlement.

At the current time, copper and lead prices are slightly higher than 2007 average prices. The zinc price is approximately 28% lower and gold is approximately 30% higher than the 2007 average prices respectively. As previously mentioned, market sentiment indicates that coal prices may increase, but if they do, the impact is not likely to start to be felt until the second quarter of 2008. In addition, the Canadian dollar is currently near par against the US dollar compared with US$1 averaging C$1.07 in 2007.

Our copper production for 2008 is expected to be about 50,000 tonnes higher than production in 2007, due mainly to the addition of the three mines acquired in August 2007 from Aur. Highland Valley's copper production is expected to decrease by approximately 9% from the 2007 as we mine lower grade ore as part of the mine life extension program. Our share of copper production at Antamina is expected to be similar to 2007, however, Antamina has recently been experiencing problems with its main grinding mill. If these problems persist, they could impact Antamina's production and financial results in 2008.

Our zinc production in 2008 is expected to be slightly higher than in 2007, with the increase due mainly to the additional zinc production from the Duck Pond mine acquired from Aur in August 2007. Due to sea ice conditions, Red Dog has a shipping window that normally starts in early July and ends in late October. If ice or other weather conditions are such that the shipping season is delayed, our quarterly sales patterns can vary substantially. Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

Elk Valley's 2008 sales volumes are estimated at 23 to 25 million tonnes, of which our share is 40%. Negotiations are under way for coal prices and volumes for the coal year commencing April 1, 2008 and prices and volumes have not yet been finalized, although current market sentiment indicates that US dollar coal year prices may increase significantly for the 2008 coal year over the 2007 prices. Coal prices in the first quarter of 2008 are expected to be similar to the fourth quarter average price of US$93 per tonne. Elk Valley will not see the full benefit of higher 2008 coal year prices until possibly the third quarter of 2008. It is expected that a substantial portion of Elk Valley's sales in the second quarter of 2008 will be at 2007 pricing due to the carryover of tonnes from the 2007 coal year. Further, the winter months typically present challenging shipping conditions for Elk Valley Coal that could potentially impact first quarter results and further increase the amount of carryover. Our share of gold production is expected to decrease by approximately 10,000 ounces in 2008 compared with 2007 due to a 44,000-ounce reduction at Hemlo partially offset by higher planned production from the Pogo mine. Our share of gold production from Pogo is expected to be 135,000 to 145,000 ounces, while our share of production from the Hemlo joint venture is expected to be 26% lower than 2007 at approximately 125,000 ounces.

Based on the information above, and depending on commodity prices and the US/Canadian dollar exchange rate, we expect that our earnings will be stronger in the second half of the year than the first half of the year. This is due mainly to Red Dog's sales volumes generally being higher in the latter half of the year due to the short shipping window and metallurgical coal prices, which are expected to rise beginning in the second quarter of 2008.

Like many of our competitors, we are facing significant cost increases and longer construction schedules in bringing new projects into production. The current robust demand for commodities has resulted in significant inflation in the cost of labour, fuel, raw materials and other key inputs required by the mining industry. In addition, lead times required to source major capital equipment and the challenge of attracting and retaining skilled labour has made it difficult to bring major projects into production on time and on budget. These increases could adversely affect the viability of a project and consequently our asset values, costs, earnings and cash flows.

Our 2008 capital expenditures are planned at approximately $840 million, including $465 million of sustaining capital expenditures, $285 million on development projects and $90 million for our share of the various oil sands properties that we jointly own with UTS Energy Corporation. This estimate does not include any amounts for the development of the Petaquilla copper project in Panama should we decide in March 2008 to proceed with its development. In addition, we expect to spend approximately $760 million on our share of costs in the Fort Hills oil sands project and $20 million on engineering studies for the Galore Creek project. Although we believe our estimates to be reasonable at this time, we may not be able to complete all of our projects on time and our cost estimates could change by a significant amount due to the pressures described above. In addition, with the recent tightening in the financial markets that began in the summer of 2007 with concerns over asset-backed commercial paper, obtaining any financing for future development projects could be more difficult and expensive than in recent years.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on the company's balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and resource taxes, mineral reserves, contingencies and pension and other post-retirement benefits.

Property, Plant and Equipment

We capitalize development costs of mining projects when resources as defined under National Instrument 43-101 are present and it is expected that the expenditure can be recovered by future exploitation or sale. Upon commencement of commercial production, these costs are amortized over the proven and probable reserves to which they relate calculated on a units of production basis. The estimation of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may affect reserve estimates. In addition, the estimation of economic reserves depends on assumptions regarding long-term commodity prices and in some cases exchange rates, which may prove to be incorrect.

Where impairment conditions may exist, the expected undiscounted future cash flows from an asset are compared with its carrying value. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset, given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions and expectations with respect to future prices at the time the model is developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2007 other than for our Lennard Shelf and Pend Oreille zinc mines as described on previous pages. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Income and Resource Taxes

The determination of our tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings, which affects the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities who may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for these differences, where known, based on management's best estimate of the probable outcome of these matters.

Pension and Other Post-Retirement Benefits
The cost of providing benefits through defined benefit pension plans and post-retirement benefit plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events, which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected plan investment performance, future compensation increases, health care cost trends and retirement dates of employees. In addition, actuarial consultants utilize subjective assumptions regarding matters such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations
The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management that result in an obligation. These estimates are based on assumptions as to the timing of remediation work and the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Recognition of Contingencies
We are subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments when the amounts involved are material.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Financial instruments
Effective January 1, 2007, we adopted the new financial instruments accounting standards and related amendments to other standards on financial instruments issued by the CICA. In accordance with the transitional provisions, prior period financial statements have not been restated.

Financial Instruments - Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard's transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. We may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income ("OCI") includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. As prescribed by these standards, prior periods have not been restated.

Variable interest entities (VIE), EIC-163
Effective January 1, 2007 we adopted the CICA Emerging Issues Committee Abstract 163 (EIC-163) "Determining the Variability to be Considered in Applying AcG-15". This abstract provides clarification of how an entity should determine the variability in assessment of a VIE. Using a two-step approach, this abstract requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15 using a two-step approach. The guidance applies to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred. The adoption of the new standard did not result in any significant changes to the balance sheet, income statement or retained earnings.

Financial Instruments – Disclosures, Section 3862
Effective December 31, 2007, we adopted Section 3862 Financial Instruments – Disclosures, which requires additional disclosures to enable users to evaluate the significance of financial instruments to our financial position and performance. In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from financial. We have chosen to early adopt this standard, which would have otherwise been effective beginning January 1, 2008.

Capital Disclosures
Effective December 31, 2007, we early adopted Section 1535 Capital Disclosures, which would otherwise have been effective beginning January 1, 2008. This standard requires disclosure of qualitative and quantitative information that enables users to evaluate our objectives, policies and process for managing capital.

Deferred stripping
Effective January 1, 2006, we adopted the CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". This abstract requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

We prospectively adopted this standard. As a result, deferred stripping costs of $52 million incurred in the production phase prior to January 1, 2006 are amortized on a units-of-production basis over the remaining reserves to which they relate.

OTHER INFORMATION

Outstanding Share Data
As at February 27, 2008, there were 433,380,126 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 3,789,841 director and employee stock options outstanding with exercise prices ranging between $3.20 and $43.74 per share. More information on these instruments and the terms of their conversion are set out in note 16 to our 2007 consolidated financial statements.

Contractual and Other Obligations
Our contractual and other obligations as at December 31, 2007 are summarized as follows:

($ in millions)	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years	Total
Long-term debt	$ 31	$ 62	$ 460	$ 991	$ 1,544
Operating leases	23	23	14	39	99
Road and port lease at Red Dog (Note 1)	18	36	36	528	618
Minimum purchase obligations (Note 2)					
Concentrate, supply and other purchases	241	10	7	10	268
Shipping and distribution	14	20	6	–	40
Pension funding (Note 3)	42	–	–	–	42
Other non-pension post-retirement benefits (Note 4)	10	20	22	208	260
Asset retirement obligations (Note 5)	28	34	26	286	374
Other long-term liabilities (Note 6)	63	73	9	64	209
Contributions to the Fort Hills oil sands project (Note 7)	722	2,694	1,845	914	6,175
Contributions to Galore Creek (Note 8)	95	22	22	–	139
	$ 1,287	$ 2,994	$ 2,447	$ 3,040	$ 9,768

Notes:

(1) We lease road and port facilities from the Alaska Industrial Development and Export Authority through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2) The majority of the our minimum purchase obligations are subject to continuing operations and force majeure provisions.

(3) As at December 31, 2007 the company had a net pension deficit of $3 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2007 in respect of defined benefit pension plans is $42 million. The timing and amount of additional funding after 2008 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.

(4) We had a discounted, actuarially determined liability of $260 million in respect of other non-pension post-retirement benefits as at December 31, 2007. Amounts shown are estimated expenditures in the indicated years.

(5) We accrue environmental and reclamation obligations over the life of our mining operations and amounts shown are estimated expenditures in the indicated years. In addition to the above, the company has ongoing treatment and monitoring costs of $3.9 million per annum for 2008-2032 and $10.5 million per annum for 2033-2107, before adjusting for inflation.

(6) Other long-term liabilities include amounts for post-closure, environmental costs and other items.

(7) We have committed to contribute 34% of the first $2.5 billion, 27.5% of the next $5 billion, and 20% of expenditures thereafter on the Fort Hills oil sands project. Total project costs have not been finalized as project scope and costs are under review.

(8) Our obligation to fund project costs incurred after August 1, 2007 is $403 million. As at December 31, 2007, $139 million of this obligation remains, $72 million of which relates to funding over the next 5 years to be used principally to reassess the project and evaluate alternative development strategies.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by us under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2007, our internal control over financial reporting was effective.

On August 22, 2007, we completed our acquisition of Aur Resources Inc. We consider the acquisition of Aur material to our results of operations, financial position and cash flows from the date of acquisition through December 31, 2007, and believe that the internal controls and procedures at Aur have a material effect on our internal control over financial reporting. We are in the process of integrating the Aur operations and will be expanding our internal control over financial reporting compliance program to include Aur over the next year. We excluded Aur from our annual assessment of internal control over financial reporting for the year ended December 31, 2007 as permitted by the *Sarbanes-Oxley Act* and applicable rules relating to business acquisitions. The Aur operations represent $5.51 billion of total assets and $296 million of consolidated revenues as at and for the year ended December 31, 2007

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in Internal Control Over Financial Reporting

Although we have generally maintained our internal controls over financial reporting that were in effect prior to the acquisition of Aur, subsequent to the acquisition we have performed additional controls relating to the consolidation of financial information used in the preparation of the consolidated financial statements. We believe that these changes have not negatively affected our internal control over financial reporting during the year ended December 31, 2007.

historical information

(Cdn$ in millions, unless otherwise noted)	2007	2006	2005	2004	2003
Production (units in 000's)					
Copper (tonnes)	252	254	263	248	176
Refined zinc (tonnes)	292	296	223	413	412
Zinc contained in concentrate (tonnes)	699	627	657	619	665
Gold (ounces)	285	263	245	261	281
Metallurgical coal (tonnes)					
Direct share	9,024	8,657	9,948	9,277	7,558
Indirect share	1,552	1,147	1,376	1,386	1,092
	10,576	9,804	11,324	10,663	8,650
Average commodity prices					
Copper (US$/lb)	$ 3.23	$ 3.05	$ 1.67	$ 1.30	$ 0.81
Zinc (US$/lb)	1.47	1.49	0.63	0.48	0.38
Coal (US$/tonne)	98	113	99	52	45
Gold (US$/oz)	697	604	445	409	363
Average exchange rates					
US$1 = C$	1.07	$ 1.13	1.21	1.30	$ 1.40
C$1 = US$	0.93	0.88	0.83	0.77	0.71
Earnings					
Revenues	$ 6,371	$ 6,539	$ 4,415	$ 3,428	$ 2,228
Operating profit	2,738	3,561	1,962	1,095	255
EBITDA	2,615	3,829	2,176	1,240	474
Net earnings	1,615	2,431	1,345	617	134
Cash flow					
Cash flow from operations	$ 1,719	$ 2,905	$ 1,626	$ 1,082	$ 332
Proceeds from sale of investments	194	885	118	21	24
Capital spending	571	391	326	216	158
Investments	3,911	272	220	132	297
Per share amounts					
Net earnings	$ 3.74	$ 5.77	$ 3.31	$ 1.59	$ 0.36
Dividends declared on Class A and B shares	$ 1.00	$ 1.00	$ 0.40	$ 0.15	$ 0.10
Balance Sheet					
Working capital	$ 1,655	$ 5,207	$ 3,168	$ 1,351	$ 541
Total assets	13,573	11,447	8,809	6,059	5,375
Long-term debt	1,523	1,509	1,721	665	1,103
Shareholders equity	7,719	6,549	4,383	3,221	2,427

Notes:

(1) In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrate. In March 2004, we increased our interest in the Highland Valley copper mine from 63.9% to 97.5%.

(2) We report 100% of the production of Highland Valley Copper, Quebrada Blanca and Andacollo, even though we own 97.5%, 76.5% and 90%, respectively, of these operations because we fully consolidate their results in our financial statements.

(3) In April 2007, our Lennard Shelf zinc mine commenced commercial production. In 2005, refined zinc and lead production was affected by a three-month strike at our Trail metallurgical operation. In December 2004 we sold our Cajamarquilla zinc refinery.

(4) Zinc concentrate production includes that which is sold to and used by our Trail operations in the production of refined zinc.

(5) The direct share of coal production includes our proportionate share of production from the Elk Valley Coal Partnership, which was 35% on February 28, 2003 and increased in various increments to 40% on April 1, 2006. Fording Canadian Coal Trust owns the remaining interest in Elk Valley Coal. The indirect share of coal production is from our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(6) In April 2007, our Pogo gold mine commenced commercial production.

(7) Investments includes cash used to acquire Aur Resources less cash on hand at Aur at the time of acquisition.

(8) Per share amounts have been restated to reflect the two-for-one share split that occurred in May 2007.



At December 31, 2007, we had 8,850 employees at the mining and metallurgical operations that we operate and 10,250 working at operations in which we have an ownership interest. This includes our various exploration and administrative offices throughout the world. These men and women are working at 50 different locations in 14 countries worldwide.

Our people are critical to the achievement of our goals and objectives. As demand for skilled employees continues, we are committed to attracting, developing and retaining the best people in the industry.

In 2007, we continued to see strong competition for employees in all occupations related to exploration, mining and metal refining, and expect it to continue in 2008.

New long-term contracts were settled at four of our operations without labour disruptions. A five-year agreement was reached at Elk Valley Coal's Cardinal River mine. Early negotiations with our new Chilean operations were successful. Between December 2007 and February 2008, new four-year contracts were settled with the staff and production groups at both our Andacollo and Quebrada Blanca copper mines. A three-year contract was negotiated at our Hemlo gold operation for employees at the David Bell mine. In 2008, the only contract expiring is at our Trail operations. Negotiations to renew this agreement are expected to take place in the first half of the year.

Our human resource programs are based on the premise that our employees will differentiate us from our competitors and drive our success. Our goal is to attract and retain skilled employees in all facets of our business and to provide them with training and resources required to achieve our goals and objectives. We provide our employees with competitive compensation packages and career development opportunities. We also promote a work environment within which our employees will be treated with respect and are provided with equality of opportunity based on merit.

We continue to increase our profile among university students by regularly visiting a number of universities. In 2007, we hired 49 new graduate engineers. Once employed, these new engineers commence a four-year development program, which includes rotations among various functions at the operation where they begin their employment, further classroom training in subjects covering health and safety, communications and leadership, project management and assignments to other operations in the Teck Cominco group. In 2007, engineers from Antamina have been working at Highland Valley Copper and Trail, while engineers from Canada have been on similar development assignments at Antamina. 119 employees currently participate in our Engineer Development Program. In 2008, this program will be extended to our new employees at the Quebrada Blanca, Andacollo and Duck Pond operations that we acquired in 2007.

The number of employees enrolled in trades apprenticeships grew to 388 during the year. Many new trades employees will be required to replace anticipated retirements among heavy-duty mechanics, millwrights, electricians, instrumentation technicians and others. In 2007, we provided numerous leadership, business and management programs to our employees. We also offer MBA-level business courses leading to a Graduate Diploma in Business Administration. These courses supplement the technical training and experience many of our employees have, increasing their knowledge and understanding of finance and accounting, marketing, economics, law and leadership. To date, over 200 employees have participated in individual courses within this program and 30 have completed the requirements for the graduate diploma. This program will be expanded to a full MBA in 2008 to support development plans for the employees in this program.

We have implemented our performance management program, *Building Strength with People*, throughout our operations and it is a cornerstone of our human resources strategy. This program integrates performance reviews, employee development and career planning. The program aligns individual performance with the organization's objectives and goals and ensures individual performance is recognized and rewarded. Information generated through this program helps establish our annual compensation, training and succession plans.

Moving forward we are increasing our leadership capacity to ensure that we have the necessary capability to meet our future strategic business goals. *The Emerging Leader Program*, which identifies and develops individuals for key leadership roles, was implemented in 2007 and will form the basis of our succession planning process.



FRED LO, ALICE KWAN, SUS[illegible]
STEPHEN TUCKER, AND STE[illegible]
AT OUR ASSAY LAB, VANCOUVER, BC

We work to establish and maintain our social licence to operate in the local and regional communities in which we are active by incorporating the principles of sustainable development into all aspects of our business. We strive to carry out our activities in ways that will ensure the safest working conditions for our people; demonstrate responsible environmental care and natural resource stewardship; and create socio-economic opportunities in the communities in which we operate.

We typically operate in places where there is little or no infrastructure when we arrive. In many instances, our projects spur the first major economic investment in regions where poverty exists and essential infrastructure is limited or non-existent. In these circumstances, our challenge and opportunity is to determine how best to contribute to building sustainable, prosperous and healthy communities. In so doing, we unlock value and create prosperity for our shareholders and society by providing the utility of minerals and metals, which are essential elements of a sustainable world. Our stewardship and safe use of minerals and metals today will most certainly influence the ability of future generations to meet their own needs.

Our sustainability strategy is focused on continuously improving our performance in five areas: generating wealth and prosperity; applying the best corporate governance practices; demonstrating excellence in safety, health and environmental performance; driving technological innovation and resource stewardship to optimize the utility of our products; and fostering sustainable communities.

Our progress in addressing each of the foregoing areas is described in the comprehensive information on our sustainability activities and performance in our corporate sustainability reports, which are available on our website at www.teck cominco.com. Since 2006, our sustainability reports have been based on the indicators and standards of the Global Reporting Initiative's G3 Guidelines. Our sustainability report for 2007 will be available in mid-2008.

We hold safety as one of our core values and believe that all incidents that cause harm to people, the environment and property are avoidable. Working together with our employees and contractors we believe we can achieve "Zero Incidents" in the workplace. We are saddened to report that we were unsuccessful in achieving this goal in 2007. We particularly regret a fatality that occurred at our Pend Oreille mine early in the year. We wish to express our heartfelt condolences to the family, friends and co-workers of our colleague, Mr. Phillip Markhart, and to renew our collective commitment to our goal of Zero Incidents.

Work continued in 2007 to address the four tragic fatalities that occurred in 2006 at our Sullivan reclamation project. We implemented the recommendations by the Jury on the Coroner's inquest into this incident. Research by an independent technical panel to develop a complete understanding of causes of the incident and any relevant information related to the mine dump respiration progressed through a second year of study. Further data collection, analysis and modelling are continuing with an emphasis on developing knowledge for the assessment of similar situations by the broader mining industry.

We have recently started to use Total Reportable Incident Frequency (TRIF) as a key measure of safety performance. This indicator takes into account a broad range of safety incidents, including both "lost-time" incidents and incidents requiring medical aid and provides us with a comprehensive measure of performance by raising the profile of what would have historically been classified as relatively minor incidents. TRIF provides an early warning of poor performance, allowing us to rectify problems before a serious incident occurs. By this measure our employees and contractors combined saw an 11% reduction in the TRIF between 2006 and 2007.

We are pleased to report that seven of our operations received prestigious safety awards in 2007 for their performance in 2006:

- At Elk Valley Coal, the Greenhills mine received the John T. Ryan award, which recognizes the lowest accident frequency rate for Canadian coal mines, the Elkview mine was awarded the John Ash award for the lowest accident frequency amongst open-pit mines in BC with greater than 1,000,000 person-hours worked and the Coal Mountain mine was recognized with the Edward Prior award for the lowest accident frequency amongst open-pit mines in BC having between 200,000 and 1,000,000 person-hours worked.
- At our Hemlo operations, the Williams mine received Ontario's MASHA Award of Excellence for Safety for underground mines with greater than 250 employees. The David Bell mine was recognized with the same award for underground mines with less than 250 employees.
- Our Carmen de Andacollo copper mine in Chile received two awards for the lowest accident frequency amongst mines with less than 1,000,000 person-hours worked. The first was from Chile's National Service of Geology and Mining for operating without any lost-time accidents, and second was the John T. Ryan award from the Los Andes branch of the Canadian Institute of Mine and Metallurgy.
- Our Quebrada Blanca copper mine received the Instituto de Seguridad del Trabajador Gran Premio award for having an accident rate lower than its industry average over 2005 and 2006.

HEALTH AND SAFETY STATISTICS	2007	2006	2005
Total reportable incident frequency (1)	2.56	2.88	2.99
Fatalities	1	6	2
Lost-time injuries (LTI)	157	117	119
LTI frequency (1)	0.98	0.90	0.95
LTI severity (1)	59.5	208.1	120.0

(1) Frequencies and severities are based on incidents per 200,000 hours

The importance of compliance and effective environmental protection is underscored by our assurance program, which is managed by the corporate environmental, health and safety auditing group. An intensive auditing program was conducted in 2007 with six formal audits completed. Tracking of action plan completions at the Quebrada Blanca copper mine, Trail smelter, Red Dog mine, Elk Valley Coal's Greenhills and Cardinal River mines and our Hemlo operations are ongoing through our Corporate Environment, Health and Safety and Risk Committee. Site environmental management systems ensure any inherent liabilities are managed appropriately; six of our operations are certified under the stringent international standards of ISO 14001:2004 and all other sites have or are developing compliant systems.

We reclaim properties after mining is completed. In some cases, we are required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. In 2007, we spent $20 million on restoration, reclamation and ongoing monitoring on our operating and closed mines and at the end of the year had accrued $520 million for our future obligations related to these sites.

In British Columbia, we received two environmental awards for reclamation from the BC Ministry of Energy, Mines and Petroleum Resources in 2007. The first was for work at our Trail operations involving riverbank restoration along the Columbia River and the second was at Elk Valley Coal's Fording River mine for stream restoration of Henretta Creek.

Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny. We operate in a number of countries in which regulations have been proposed or introduced to limit or reduce greenhouse gas emissions, such as the Kyoto Protocol. We have several operations that emit large quantities of carbon dioxide or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end-users. This is particularly the case with our Trail smelter and metallurgical coal operations and will be with our oil sands projects. Until legislation is finalized, we cannot quantify the impact that new and/or proposed legislation related to climate change may have on our operations, but the likely effect will be to increase costs for fuel, energy and transportation, restrict emissions and increase costs for other compliance mechanisms in instances where emissions are above regulatory targets, and increase our costs of managing emissions. We have undertaken energy efficiency efforts for many years and in many cases these efforts have enabled us to maintain or reduce the intensity of our greenhouse gas emissions. As our industry as a whole faces the challenge of declining ore grades and longer haul distances, we are increasing our efforts to gain improvements in this key area.

A key to our future success is our work in advancing technical innovations that will improve productivity and our ability to steward resources most efficiently. In 2007, we continued to develop our proprietary CESL hydrometallurgical technology. Although the technology has not yet been commercialized, there are indications that processing at a mine site may help improve environmental performance relative to the conventional shipping of concentrates and subsequent treatment at smelters and refineries. Our Applied Research and Technology group, based in Trail, British Columbia, is using environmental technology to develop innovative solutions to mitigate potential impacts at our operations. Recent work has focused on water treatment at Red Dog and a collaborative program to further assess the acid rock drainage mitigation measures at Antamina.

Many of the most significant advances in society have resulted from discoveries of new applications of metals. The pursuit of innovation is one of the mandates of our Product Technology Centre in Mississauga, Ontario. Together with key customers in the battery sector we are striving to improve the efficiency of metallic energy, particularly in the area of reducing the weight of batteries used in the automotive sector and developing new technologies like zinc air batteries, which have the potential to provide a zero-emission, reusable energy source. Our research in these areas has led to advances in design that have improved both environmental performance and resource efficiency.

The ongoing development of our recycling businesses is a key aspect of our approach to resource stewardship. We have been engaged in the recycling of lead-acid batteries for many years at our Trail metallurgical operations. In 2007 we continued our work to expand the recycling business in Trail to include processing of electronic scrap. Over 4,300 tonnes of electronic waste were recycled through the smelter in 2007. Our goal is to treat 8,000 tonnes in 2008. Through these initiatives, we advanced our sustainability performance in 2007 related to resource stewardship and life-cycle management of metals while identifying potential new sources of "urban ore" to supply our processing and refining facilities.

We have also experienced an unprecedented level of prosperity over the last few years, and we are determined to give back to society in ways that will foster sustainability long into the future. In 2006, we formalized our commitment to spend 1% of pre-tax profits (on a rolling five-year average) on voluntary giving intended to support and share our success in the communities where we operate. In 2007, we contributed $16 million to various initiatives in health care, education, conservation and biodiversity, arts and culture, sport and recreation and sustainable communities. Ultimately, our community programs are intended to create shared value that provides meaningful long-term benefits to our host communities and the ongoing viability of our business.



MIKE OXCIANO SURVEYING AT HIGHLAND VALLEY COPPER, BC

Mineral Reserves and Mineral Resources

STANDARD

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in November 2005 and incorporated in National Instrument 43-101, "Standards of Disclosure for Mineral Projects" (NI 43-101), by Canadian securities regulatory authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated into NI 43-101. Mineral Resources are reported separately from and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

DEFINITIONS

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A *Mineral Resource* is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An *Inferred Mineral Resource* is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An *Indicated Mineral Resource* is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A *Measured Mineral Resource* is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A *Mineral Reserve* is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A *Probable Mineral Reserve* is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A *Proven Mineral Reserve* is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

METHODOLOGIES AND ASSUMPTIONS

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at the company's material base metal and gold properties.

Assumed metal prices vary from property to property for a number of reasons. Teck Cominco has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may be based on shorter-term commodity price forecasts.

Highland Valley Copper

Mill production in 2007 processed 42.6 million tonnes from the Valley, Lornex and Highmont open pits. Mine throughput included 9.4 million tonnes of low grade material that was not previously included in reserves but was processed to take advantage of short-term metal prices. The most significant reserve change is attributed to the reclassification of a 189 million tonne resource at Valley and a 10 million tonne resource at Highmont to reserve status. In 2007, the assumed copper price for reserves was increased from US$1.10 to US$1.40 per pound and molybdenum price from US$5.00/lb to US$7.50/lb. The combined impact of higher metal prices, costs and design changes resulted in a 14.3 million tonne reserve increase. Reserves have been drill defined at 60 to 115 metre centres and resources at 125 metre centres. In 2007, a positive geotechnical study at Lornex added 197 million tonnes of indicated resource at a US$1.65/lb copper price and US$9.50/lb molybdenum price. All reserve and resource estimates assume a C$1.10 per US$1.00 exchange rate.

Antamina

Mineral reserves at Antamina were estimated using assumed metal prices of US$1.32/lb copper, US$0.63/lb zinc and US$8.22/lb molybdenum. Two general ore types occur at Antamina. These are copper ores, from which copper and molybdenum concentrates are produced, and copper-zinc ores, from which copper and zinc concentrates are recovered. Reserves and resources are reported by ore type. In 2007, mine production reduced reserves by 31 million tonnes. Higher metal prices and mine design changes added 16 million tonnes to reserve and 471 million tonnes to resource.

continued on page 76

reserves

MINERAL RESERVES[1] AT DECEMBER 31, 2007

		Proven		Probable		Total		Teck
		Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Cominco Interest (%)
Copper	Highland Valley Copper	441,100	0.39	9,900	0.23	451,000	0.38	97.5
	Antamina							
	Copper only ore	46,000	1.18	257,000	1.10	303,000	1.11	22.5
	Copper-zinc ore	28,000	1.07	87,000	1.14	115,000	1.12	22.5
		74,000	1.14	344,000	1.11	418,000	1.11	22.5
	Quebrada Blanca							
	Heap leach ore[2]	63,586	0.85	801	0.65	64,387	0.85	76.5
	Dump leach ore[2]	119,969	0.27	10,953	0.25	130,922	0.27	76.5
		183,555	0.47	11,754	0.28	195,309	0.46	76.5
	Andacollo							
	Heap leach ore[2]	9,266	0.52	3,164	0.49	12,430	0.51	90
	Dump leach ore[2]	2,293	0.24	–	–	2,293	0.24	90
		11,559	0.47	3,164	0.49	14,723	0.47	90
	Andacollo hypogene	5,485	0.50	458,373	0.36	463,858	0.36	90
	Duck Pond	1,536	3.20	1,762	3.30	3,298	3.25	100
Molybdenum	Highland Valley Copper	441,100	0.007	9,900	0.015	451,000	0.007	97.5
	Antamina	46,000	0.036	257,000	0.035	303,000	0.035	22.5
Zinc	Red Dog	12,600	20.0	51,600	16.7	64,200	17.3	100
	Pend Oreille	2,227	5.7	564	4.8	2,791	5.6	100
	Lennard Shelf	823	7.7	1,586	7.5	2,409	7.6	50
	Antamina	28,000	3.2	87,000	2.7	115,000	2.8	22.5
	Duck Pond	1,536	4.3	1,762	5.5	3,298	4.9	100
Lead	Red Dog	12,600	5.5	51,600	4.4	64,200	4.6	100
	Pend Oreille	2,227	1.0	564	0.8	2,791	1.0	100
	Lennard Shelf	823	2.2	1,586	2.0	2,409	2.1	50
Coal[4]	Fording River	110,300		106,400		216,700		40[5]
	Elkview	181,300		53,700		235,000		38[5]
	Greenhills	71,100		17,800		88,900		32[5]
	Coal Mountain	28,200		–		28,200		40[5]
	Line Creek	17,400		–		17,400		40[5]
	Cardinal River	7,100		33,600		40,700		40[5]

		Proven		Probable		Total		Teck
		Tonnes (000's)	Grade (g/t)[3]	Tonnes (000's)	Grade (g/t)	Tonnes (000's)	Grade (g/t)	Cominco Interest (%)
Gold	Pogo	2,075	17.46	3,830	15.09	5,905	15.92	40
	Williams							
	Underground	1,317	5.23	1,420	5.76	2,737	5.50	50
	Open pit	8,653	1.84	1,570	1.79	10,223	1.83	50
	David Bell	501	11.08	–	–	501	11.08	50
	Andacollo hypogene	5,485	0.12	458,373	0.12	463,858	0.12	90

Notes to Mineral Reserves and Resources Tables:

(1) Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.

(2) For heap leach and dump leach operations, copper grade is reported as % soluble copper rather than % total copper. Soluble copper is defined by an analytical methodology that uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach process.

(3) g/t = grams per tonne.

(4) Coal reserves expressed as tonnes of clean coal.

(5) Representing a 40% direct interest in Elk Valley Coal Partnership. Does not include a 12% indirect interest through our investment in Fording Canadian Coal Trust.

(6) Grade reported as %TiO2.

(7) Coal resources expressed as tonnes of raw coal.

(8) Other refers to the aggregated measured, indicated and inferred resources associated with undeveloped or non-operating properties. Tonnages represent Elk Valley Coal Partnership's interest in these properties.

(9) Historical Resource Estimates. These estimates predate the adoption of NI 43-101. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101, but are not supported by quality assurance and quality control procedures that conform to current practice. In some cases, management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering and feasibility studies prepared prior to 2000 in accordance with then-prudent engineering practice.

MINERAL RESOURCES[1] AT DECEMBER 31, 2007

		Measured		Indicated		Inferred		Teck
		Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Cominco Interest (%)
Copper	Highland Valley Copper	–	–	161,100	0.32	35,700	0.17	97.5
	Antamina							
	Copper only ore	32,000	0.50	158,000	0.94	470,000	0.93	22.5
	Copper-zinc ore	16,000	0.47	56,000	1.06	43,000	0.91	22.5
		48,000	0.49	214,000	0.97	513,000	0.93	22.5
	Quebrada Blanca							
	Heap leach ore[2]	–	–	–	–	33	0.70	76.5
	Dump leach ore[2]	–	–	–	–	307	0.24	76.5
		–	–	–	–	340	0.28	76.5
	Quebrada Blanca hypogene	–	–	–	–	1,030,000	0.50	76.5
	Andacollo hypogene	–	–	–	–	66,946	0.36	90
	Galore Creek	4,700	0.52	781,000	0.52	357,700	0.36	50
	Duck Pond	47	3.10	19	3.70	1,119	2.80	100
	San Nicolas	1,880	0.73	78,100	1.34	7,020	1.28	79
	Kudz Ze Kayah[9]	–	–	–	–	12,800	0.81	100
Molybdenum	Highland Valley Copper	–	–	161,100	0.013	35,700	0.020	97.5
	Antamina	32,000	0.040	158,000	0.026	470,000	0.025	22.5
	Quebrada Blanca hypogene	–	–	–	–	1,030,000	0.020	76.5
Zinc	Red Dog	–	–	6,100	19.5	33,200	15.1	100
	Pend Oreille	–	–	–	–	1,235	7.2	100
	Lennard Shelf	–	–	189	6.3	5	8.2	50
	Antamina	16,000	0.9	56,000	2.3	43,000	2.0	22.5
	Duck Pond	47	6.0	19	10.9	1,119	5.3	100
	San Nicolas	1,880	3.6	78,100	1.8	7,020	1.4	79
	Kudz Ze Kayah[9]	–	–	–	–	12,800	5.9	100
Lead	Red Dog	–	–	6,100	6.6	33,200	4.5	100
	Pend Oreille	–	–	–	–	1,235	1.8	100
	Lennard Shelf	–	–	189	2.2	5	2.0	50
	Kudz Ze Kayah[9]	–	–	–	–	12,800	1.7	100
Titanium	White Earth[6][9]	–	–	428,000	11	1,031,000	10	100
Coal[7]	Fording River	318,000		874,000		1,255,000		40[5]
	Elkview	443,000		136,000		119,000		38[5]
	Greenhills	5,300		297,400		669,400		32[5]
	Coal Mountain	79,500		38,400		15,300		40[5]
	Line Creek	428,900		376,400		504,400		40[5]
	Cardinal River	112,800		8,000		1,100		40[5]
	Other[8]	604,000		746,500		810,400		40[5]

		Measured		Indicated		Inferred		Teck
		Tonnes (000's)	Grade (g/t)	Tonnes (000's)	Grade (g/t)	Tonnes (000's)	Grade (g/t)	Cominco Interest (%)
Gold	Pogo	391	10.83	871	11.60	821	17.25	40
	Williams							
	Underground	923	4.66	1,916	5.82	4,843	4.91	50
	Open pit	1,269	0.75	332	0.74	1,141	1.10	50
	David Bell							
	Underground	270	12.12	–	–	–	–	50
	Open pit	–	–	680	3.77	–	–	50
	Lobo-Marte							
	Lobo[9]	–	–	64,210	1.79	5,660	1.70	60
	Marte[9]	–	–	33,470	1.58	3,590	1.35	60
	Galore Creek	4,700	0.37	781,000	0.29	357,700	0.18	50
	Andacollo hypogene	–	–	–	–	66,946	0.12	90
	Morelos	–	–	26,166	3.55	235	2.99	78.8
	Kudz Ze Kayah[9]	–	–	–	–	12,800	1.38	100

See notes on the previous page.

Quebrada Blanca
Teck Cominco has not previously reported reserves and resources for Quebrada Blanca, acquired in 2007. Mineral reserves and resources assume a US$1.50/lb copper price and a cut-off grade of 0.50% soluble copper for heap leach reserves and resources. Dump leach reserves and resources use a 0.08% soluble copper cutoff. Proven reserves are defined at 50 metre drill hole spacing and probable reserves at 70 metres.

In late 2007, Teck Cominco completed a 200 meter spaced drill program to define hypogene (primary) mineralization exposed in the bottom of the current open pit. Block models and preliminary pit optimization studies in early 2008 outlined a low strip 1.03 billion tonne inferred resource above a 0.3% copper cut off, based on assumed metal prices of US$1.50/lb copper and US$10.00/lb molybdenum.

Andacollo
Teck Cominco has not previously reported reserves and resources for Andacollo, acquired in 2007. The Andacollo project includes an operating heap/dump leach operation as well as a hypogene (primary) copper-gold development project. Mineral reserves and resources assumed metal prices of US$1.50/lb copper and US$500/oz gold.

In 2007, mine production reduced leach reserves previously reported by Aur by 6.3 million tonnes. The reduction was largely offset by upgrading 5.5 million tonnes of leach resource to reserve status. Heap leach reserves and resources assumed a 0.30% soluble copper cut off and dump leach a 0.14% soluble copper cut off. Drill definition resulted in the reclassification of 4.5 million tonnes of leach resource previously reported by Aur to hypogene reserve status. Proven leach reserves are drill defined at 50 metre intervals and probable reserves at 75 to 100 metre intervals.

Proven hypogene reserves have been drill defined at approximately 75 metre intervals and probable reserves at 100 metre intervals. Higher metal prices and the transfer of leach resource to hypogene reserve status added 30 million tonnes to the hypogene reserve.

Duck Pond
Teck Cominco has not previously reported reserves and resources for Duck Pond, acquired in 2007. The Duck Pond mine began commercial production in April 2007. Duck Pond reserve and resource estimates assume a copper price of $2.00/lb, zinc price of $1.00/lb, silver price of $9.00/oz and an exchange rate of C$1.10 per US$1.00.

Red Dog
Reserve changes at Red Dog are consistent with normal mining depletion. Mine production removed 3.4 million tonnes of reserves from the main pit in 2007. Although reserves at the Main pit and Aqqaluk deposit were updated with current geologic and drill information, there was no material change in reserve estimates as a result. Proven reserves have been drill defined at 30 metre centres, probable reserves at 60 metre centres and indicated resources at greater than 60 metre centres. All mineral reserves and indicated resources are mineable by open pit and assume a US$0.70/lb zinc price and US$0.35/lb lead price. Royalties payable at Red Dog have been taken into account in the reserve estimation process.

Reserve estimates for the Red Dog Mine assume that necessary permits will be renewed, and that new permits will be issued for the development of the Aqqaluk deposit. Please see our Management's Discussion and Analysis for the year ended December 31, 2007 for further information.

Pend Oreille
Mineral reserves at Pend Oreille increased slightly above 2006 reported figures. Depletion from mine production was offset by the drill definition of resource to reserve status, higher metal prices and changes to mine design. Mineral reserves and resources assumed a US$1.00/lb zinc price and US$0.50/lb lead price. Proven reserves occur between or below mined areas and have been defined by underground development and sampling. Probable reserves were drill defined at 20 metre centres and inferred resources at 80 to 100 metre centres. Inferred resources at Washington Rock assume US$0.60/lb zinc and US$0.25/lb lead.

Lennard Shelf
The Lennard Shelf mine resumed operation in early 2007. In 2007, the mill processed 912 thousand tonnes, including 500 thousand tonnes of low grade material that was not previously included in reserve. Mineral resources have increased since 2006 due to exploration drilling. Reserve and resource estimates assumed a US$1.00/lb zinc price, US$0.50/lb lead price and an A$1.20 per US$1.00 exchange rate.

A revised mine plan will be completed in the first quarter of 2008, which may affect future mineral reserve and resource estimates.

Elk Valley Coal
Coal reserves are reported in metric tonnes of clean coal after mining and processing losses. Reserve estimates assume a US$85/tonne coking coal price (free on board) at Roberts Bank terminal and include 2.5 million tonnes of thermal coal used for plant operations. An independent third-party review of reporting standards at Fording River and Elkview resulted in significant reallocations among reporting categories within, but no material changes in overall reserves or resources. Reserve and resource reporting criteria will be reviewed at all operations in 2008. Mine production in 2007, at the six operating coal mines, reduced reserves by 23.4 million tonnes. In addition, reserves at Cardinal River decreased by an additional 13.5 million tonnes due to revised pit designs and the elimination of certain unrecoverable coal seams. Resources are based on a US$110/tonne coking coal price, and are reported as raw coal without losses for mining and processing. All reserve and resource estimates assume a C$1.10 per US$1.00 exchange rate.

Pogo
During 2006, mine operations removed 649,000 tonnes from reserve. Mineral reserve and resource estimates assume a US$475/oz gold price for reserves and US$550/oz price for resources. The combined impact of higher gold prices, operating costs and diamond drilling added 265,000 tonnes to reserve and 1.2 million tonnes to resource.

Williams
Mineral reserve and resource estimates on the Williams property assume a US$550/oz gold price for reserves, US$650/oz gold price for resources and a C$1.15 per US$1.00 exchange rate. Mine production in 2006 removed 1.1 million tonnes from the underground reserve and 1.6 million tonnes from the open-pit reserve. Underground drill programs added 934,000 tonnes to reserve.

In 2006, open-pit production from the C Zone produced significantly fewer ounces than predicted. Engineering and remodelling in 2007 removed 2.3 million tonnes from reserve. This decrease was partially offset by higher metal prices, operating costs and the drill definition of resource to reserve status.

David Bell
Mine production in 2006 removed 288,000 tonnes from reserve, 23,000 tonnes from resource and mined 70,000 tonnes of new reserve in previously undefined areas. Definition drilling transferred 29,000 tonnes from resource to reserve. Refinement of the mine plan removed 23,000 tonnes due to stope losses. Mineral reserve and resource estimates assume a gold price of US$575/oz for reserves and US$650/oz for resources. All reserve and resource estimates assume a C$1.15 per US$1.00 exchange rate

Other Gold Properties
Mineral resources at Morelos were estimated using an assumed gold price of US$500/oz. A pre-feasibility study and additional drill definition of the deposit was completed in 2007. Drill density is sufficient to reclassify most of the resource from inferred to indicated status. Historic estimates on the Lobo-Marte deposits were prepared in a 1998 feasibility study prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101 but are not supported by quality assurance and quality control procedures that conform to current practice. Nonetheless, management believes these estimates are reliable and relevant because they are based on a feasibility study prepared prior to 2000 in accordance with then-prudent engineering practice.

Other Resources
In 2007, Teck Cominco acquired a 50% interest in the Galore Creek property. The resource model was updated in late 2007 with current drill results. The resource was constrained within four Lerchs-Grossman pit shells developed using US$1.55/lb copper, US$650/oz gold, US$11/oz silver and a C$1.10 per US$1.00 exchange rate.

Mineral resource estimates at San Nicolas were based on assumed prices of US$0.90/lb copper and US$0.50/lb zinc (2001 study). Historic estimates at Kudz Ze Kayah were prepared in 1995 prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101 but are not supported by quality assurance and quality control procedures that conform to current practice. Management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering studies prepared prior to 2000 in accordance with then-prudent engineering practice.

RISKS AND UNCERTAINTIES
Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices, issuance of permits and/or production costs, differences in size and grade and recovery rates from those expected and changes in project parameters due to changes in production plans. Except as discussed above, there are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources.

QUALIFIED PERSONS
Estimates of the mineral reserves and resources for our material properties have been prepared under the general supervision of Paul C. Bankes, P.Geo., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Dan Gurtler, AIMM, who is an employee of Compañia Minera Antamina. Messrs. Bankes and Gurtler are Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Don Mills, P.Geol. and Ross Pritchard, P.Eng., employees of Elk Valley Coal Partnership, who are the Qualified Persons for the purposes of National Instrument 43-101.

OIL AND GAS RESOURCES
A contingent resource for oil and gas reporting purposes is different than a mineral resource. Contingent resources are reported in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook. Contingent resources are defined in the handbook as those quantities of oil and gas that are estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. There is no certainty that it will be commercially viable to produce any portion of the resources.

Fort Hills Project
We hold a 20% limited partnership interest in the Fort Hills Partnership, which is developing the Fort Hills oil sands project. The Fort Hills Partnership retained independent reserves evaluators Sproule Associates Limited (Sproule) to prepare an audit of the contingent bitumen resource estimate for the Fort Hills project as at December 31, 2007.

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as estimated by Sproule is summarized as follows:

	December 31, 2007 Contingent Bitumen Resource	
	100% (billion barrels)	Our 20% share (million barrels)
Low estimate	3.37	674
Best estimate	4.03	806
High estimate	4.38	876

The bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant. The best estimate is the current basis of the conceptual mine plan for the project. The low and high estimates are derived from a Fort Hills Partnership report entitled the "Fort Hills Conceptual Mine Plan Study," completed in March 2006.

Teck Cominco/UTS Joint Venture
Together with UTS, we have jointly acquired oil sands leases on approximately 285,000 acres of land in the Athabasca region of northern Alberta. Lease 14 covers approximately 7,150 acres and is across the Athabasca River from the Fort Hills property.

We and UTS retained GLJ Petroleum Consultants (GLJ), independent petroleum consultants, to prepare estimates of contingent bitumen resources associated with Lease 14 as at December 31, 2007.

The range of contingent bitumen resources associated with Lease 14 as estimated by GLJ is summarized as follows:

	December 31, 2007 Contingent Bitumen Resource	
	100% (million barrels)	Our 50% share (million barrels)
Low estimate	270	135
Best estimate	350	175
High estimate	400	200

Lease 14 is still in the early evaluation stage and further data acquisition and evaluation are required to confirm the planning basis before reserves can be assigned. At this time, neither a feasibility study nor application for regulatory approval has been prepared. Pit design assumptions used in preparing the estimates are within ranges currently being considered by the industry in applications for regulatory approval of commercial surface mining developments. However, we have not committed to mine any of the contingent resources and any decision to mine may reflect a different planning basis than that used in preparing these estimates.

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors' report.

Donald R. Lindsay
President and Chief Executive Officer

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

February 27, 2008

Independent auditors' report

TO THE SHAREHOLDERS OF TECK COMINCO LIMITED

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Teck Cominco Limited as at December 31, 2007 and 2006 and an audit of the Company's December 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Teck Cominco Limited as at December 31, 2007, and December 31, 2006, and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements as at December 31, 2007 and December 31, 2006, and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company's financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting
We have also audited Teck Cominco Limited's internal control over financial reporting as at December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting* and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded the operations of the former Aur Resources Inc. (the "Aur Operations") from its assessment of internal control over financial reporting as at December 31, 2007 because Aur Resources Inc. was acquired by the Company in a purchase business combination during 2007. We have also excluded the Aur Operations from our audit of internal control over financial reporting. The Aur Operations represent $5.51 billion of total assets and $296 million of total revenues respectively of the consolidated financial statement amounts of Teck Cominco Limited as at and for the year ended December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

February 27, 2008

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 2(b) to the financial statements. Our report to the shareholders dated February 27, 2008 is expressed in accordance with Canadian reporting requirements which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia

February 27, 2008

Consolidated Statements of Earnings
Years Ended December 31

(Cdn$ in millions, except per share data)	2007	2006	2005
Revenues	$ 6,371	$ 6,539	$ 4,415
Operating expenses	(3,300)	(2,714)	(2,181)
Depreciation and amortization	(333)	(264)	(272)
Operating profit	2,738	3,561	1,962
Other expenses			
General and administration	(109)	(96)	(74)
Interest on long-term debt (Note 10(i))	(85)	(97)	(69)
Exploration	(105)	(72)	(70)
Research and development	(32)	(17)	(13)
Asset impairment charges (Note 4)	(69)	–	–
Other income (expense) (Note 17)	170	316	94
Earnings before the undernoted items	2,508	3,595	1,830
Provision for income and resource taxes (Note 18)	(795)	(1,213)	(524)
Minority interests	(47)	(19)	(11)
Equity earnings (loss) (Note 6(e))	(5)	32	50
Net earnings from continuing operations	1,661	2,395	1,345
Net earnings (loss) from discontinued operations (Note 22(b))	(46)	36	–
Net earnings	$ 1,615	$ 2,431	$ 1,345
Earnings per share (Note 16(i))			
Basic	$ 3.74	$ 5.77	$ 3.31
Basic from continuing operations	$ 3.85	$ 5.68	$ 3.31
Diluted	$ 3.72	$ 5.60	$ 3.11
Diluted from continuing operations	$ 3.83	$ 5.52	$ 3.11
Weighted average shares outstanding (millions)	431.5	421.2	404.9
Shares outstanding at end of year (millions)	441.9	431.6	406.8

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31

(Cdn$ in millions)	2007	2006	2005
Operating activities			
Net earnings from continuing operations	$ 1,661	$ 2,395	$ 1,345
Items not affecting cash			
Depreciation and amortization	333	264	272
Future income and resource taxes	(97)	59	122
Equity (earnings) loss	30	5	(15)
Minority interest	5	14	(2)
Asset impairment charges	69	–	–
Gain on sale of investments and assets	(55)	(201)	(77)
Other	55	70	2
	2,001	2,606	1,647
Net change in non-cash working capital items (Note 20(b))	(282)	299	(21)
	1,719	2,905	1,626
Financing activities			
Issuance of long-term debt	14	123	1,167
Repayment of long-term debt	–	(333)	(95)
Issuance of Class B subordinate voting shares	13	16	28
Purchase and cancellation of Class B subordinate voting shares	(577)	–	–
Dividends paid	(426)	(296)	(81)
Interest on exchangeable debentures (Note 16(d))	–	(5)	(6)
Redemption of exchangeable debentures	(105)	(340)	–
	(1,081)	(835)	1,013
Investing activities			
Decrease (increase) in temporary investments	194	759	(954)
Decrease (increase) in cash held in trust	105	(105)	–
Property, plant and equipment	(571)	(391)	(326)
Investments and other assets	(724)	(272)	(220)
Fording Canadian Coal Trust investment (Note 6(b))	(599)	–	–
Acquisition of Aur Resources Inc. (Note 3)	(2,588)	–	–
Proceeds from sale of investments and assets	194	885	118
	(3,989)	876	(1,382)
Effect of exchange rate changes on cash and cash equivalents held in U.S. dollars	(335)	10	(34)
Increase (decrease) in cash and cash equivalents from continuing operations	(3,686)	2,956	1,223
Cash received from discontinued operations (Note 22(b))	40	–	–
Increase (decrease) in cash and cash equivalents	(3,646)	2,956	1,223
Cash and cash equivalents at beginning of year	5,054	2,098	875
Cash and cash equivalents at end of year	$ 1,408	$ 5,054	$ 2,098

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets
As at December 31

(Cdn$ in millions)	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,408	$ 5,054
Temporary investments	–	227
Cash held in trust (Note 11)	–	105
Accounts and settlements receivable	593	723
Inventories (Note 5)	1,004	786
	3,005	6,895
Investments (Note 6)	1,506	365
Property, plant and equipment (Note 7)	7,807	3,724
Other assets (Note 8)	592	463
Goodwill	663	–
	$ 13,573	$ 11,447
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities (Note 9)	$ 1,017	$ 763
Dividends payable (Note 16(j))	221	216
Current portion of long-term debt (Note 10)	31	–
Current income and resource taxes payable	–	443
Current portion of future income and resource taxes (Note 18(c))	81	161
Exchangeable debentures (Note 11)	–	105
	1,350	1,688
Long-term debt (Note 10)	1,492	1,509
Other liabilities (Note 12)	994	778
Future income and resource taxes (Note 18(c))	1,926	880
Minority interests (Note 13)	92	43
Shareholders' equity (Note 16)	7,719	6,549
	$ 13,573	$ 11,447

Commitments and contingencies (Note 21)

Approved on behalf of the Board of Directors

Hugh J. Bolton
Chairman of the Audit Committee

Keith E. Steeves
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Retained Earnings
Years Ended December 31

(Cdn$ in millions)	2007	2006	2005
Retained earnings at beginning of year as previously reported	$ 4,225	$ 2,228	$ 1,049
Adoption of financial instruments standards (Note 2(b))	112	–	–
	4,337	2,228	1,049
Net earnings	1,615	2,431	1,345
Dividends declared	(431)	(431)	(162)
Class B subordinate voting shares repurchased (Note 16(k))	(483)	–	–
Interest on exchangeable debentures, net of taxes (Note 16(d))	–	(3)	(4)
Retained earnings at end of year	$ 5,038	$ 4,225	$ 2,228

Consolidated Statements of Comprehensive Income
Years Ended December 31

(Cdn$ in millions)	2007	2006	2005
Net earnings	$ 1,615	$ 2,431	$ 1,345
Other comprehensive income (loss) in the year			
Currency translation adjustment			
Unrealized gains (losses)	(665)	20	(53)
Exchange differences on debt designated as a hedge of self-sustaining foreign subsidiaries	56	1	–
Losses reclassified to net earnings on realization	59	1	2
	(550)	22	(51)
Available-for-sale instruments			
Unrealized losses (net of tax of $9 for 2007)	(47)	–	–
Losses reclassified to net earnings on realization (net of tax of $2 for 2007)	11	–	–
	(36)	–	–
Derivatives previously designated as cash flow hedges			
Losses reclassified to net earnings on realization (net of tax of $7 for 2007)	10	–	–
	10	–	–
Total other comprehensive income (loss) (Note 16(h))	(576)	22	(51)
Comprehensive income	$ 1,039	$ 2,453	$ 1,294

Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005

1. NATURE OF OPERATIONS

Teck Cominco Limited is engaged in mining and related activities including exploration, development, processing, smelting and refining. Our major products are zinc, copper and metallurgical coal. We also produce precious metals, lead, molybdenum, electrical power, fertilizers and various specialty metals. Metal products are sold as refined metals, concentrates or both. We also own an interest in certain oil sands leases and have a partnership interest in an oil sands development project.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation and Accounting Principles

Generally Accepted Accounting Principles

Our consolidated financial statements are prepared using Generally Accepted Accounting Principles (GAAP) in Canada. Note 25 reconciles the consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada to financial statements prepared with accounting principles generally accepted in the United States.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Cominco Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Cominco Metals Ltd. (TCML), Teck Cominco American Inc. (TCAI), Teck Cominco Alaska Inc. (TCAK), Highland Valley Copper Partnership (Highland Valley Copper) and Aur Resources Inc. (Aur).

Many of our mining activities are conducted through interests in entities where we share joint control including Compañia Minera Antamina (Antamina), Elk Valley Coal Partnership (Elk Valley Coal), and Pogo Joint Venture (Pogo). These entities are accounted for using the proportionate consolidation method.

Certain comparative figures have been reclassified to conform with the presentation adopted for the current period. All dollar amounts are in Canadian dollars unless otherwise specified.

b) Adoption of new Accounting Standards

Financial Instruments

Effective January 1, 2007, we adopted the new financial instruments accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accounts (CICA). In accordance with the transitional provisions, prior period financial statements have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Unrealized gains and losses on these instruments are included in net earnings, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard's transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation," by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. We may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (OCI) includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

As at January 1, 2007 the effect on our balance sheet of adopting these standards is summarized in the following table. As prescribed by these standards, prior periods have not been restated.

(Cdn$ in millions)	January 1, 2007		
	As reported	Adjusted on adoption of Financial Instruments standards	Restated opening balances in 2007
ASSETS			
Current assets	$ 6,895	$ –	$ 6,895
Investments	365	106[(a)(b)]	471
Property, plant and equipment	3,724	–	3,724
Other assets	463	128[(b)(c)]	591
	$ 11,447	$ 234	$ 11,681
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	1,688	19[(b)]	1,707
Long-term debt	1,509	(11)[(c)]	1,498
Other liabilities	778	52[(b)]	830
Minority interests	43	–	43
Future income and resource taxes	880	12[(d)]	892
	4,898	72	4,970
Shareholders' equity			
Share capital	2,405	–	2,405
Retained earnings	4,225	112[(b)]	4,337
Contributed surplus	64	–	64
Cumulative translation adjustment	(145)	145[(e)]	–
Accumulated other comprehensive income	–	(145)[(e)] 50[(a)(b)]	(95)
	6,549	162	6,711
	$ 11,447	$ 234	$ 11,681

Notes:

(a) Investments in marketable securities previously accounted for at cost are designated as available-for-sale and measured at fair value.

(b) Derivative instruments previously accounted for at cost are held for trading and measured at fair value.

(c) Debt financing costs previously deferred as other assets are reclassified to long-term debt.

(d) The tax effect of the above adjustments is recorded to future income and resource taxes.

(e) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

Variable Interest Entities (VIE), EIC-163

Effective January 1, 2007, we adopted the CICA Emerging Issues Committee Abstract 163 "Determining the Variability to be Considered in Applying Accounting Guideline 15" (AcG-15). This abstract provides clarification of how an entity should determine the variability in assessment of a VIE. Using a two-step approach, this abstract requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15. The guidance applies to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred. The adoption of the new standard did not result in any significant changes to the balance sheet, statement of earnings or retained earnings.

Financial Instruments – Disclosures, Section 3862

Effective December 31, 2007, we adopted Section 3862, "Financial Instruments – Disclosures," which requires additional disclosures to enable users to evaluate the significance of financial instruments to our financial position and performance. In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from financial instruments. We have chosen to early adopt this standard, which would otherwise have been effective beginning January 1, 2008.

Capital Disclosures, Section 1535

Effective December 31, 2007, we adopted Section 1535, "Capital Disclosures," which requires disclosure of qualitative and quantitative information that enables users to evaluate our objectives, policies and process for managing capital. We have chosen to early adopt this standard, which would otherwise have been effective beginning January 1, 2008.

Deferred Stripping, EIC-160

Effective January 1, 2006, we adopted CICA Emerging Issues Committee Abstract 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation." This abstract requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.

We prospectively adopted this standard. As a result, deferred stripping costs of $52 million incurred in the production phase prior to January 1, 2006 are amortized on a units-of-production basis over the remaining reserves to which they relate.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include asset and investment valuations, ore reserve estimation, finished and in-process inventory quantities, plant and equipment lives, goodwill, contingent liabilities including matters in litigation, tax rates, provisions and future tax balances including valuation allowances in respect of future tax balances, asset retirement obligations, other environmental liabilities, demobilization costs, pension and other post-retirement benefits and other accrued liabilities. Actual results could differ from our estimates.

Translation of Foreign Currencies

Our functional currency is the Canadian dollar. For our integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

The accounts of our self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in other comprehensive income until they are realized by a reduction in the investment.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

Temporary Investments

Temporary investments are designated as available-for-sale and recorded at fair value using quoted market prices. These investments include money market instruments with maturities of greater than three months from the date of acquisition.

Trade receivables and payables

Trade receivables and payables are non-interest bearing and stated at carrying values, which approximate fair values due to short terms to maturity. Where necessary, trade receivables include allowances for uncollectible amounts.

Investments in marketable securities

Investments in marketable securities are designated as available-for-sale and are recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. At each balance sheet date, we assess for any impairment in value that is considered to be other than temporary, and record any write-downs to net earnings for the period.

Long-Term Debt

Long-term debt is initially recorded at total proceeds received less direct issuance costs. Long-term debt is subsequently measured at amortized cost and calculated using the effective interest rate method.

Derivative Instruments and Hedge Accounting

Derivative instruments, including embedded derivatives, are held for trading and recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives are recorded as part of other income (expense) in net earnings. Fair values for derivative instruments held for trading are determined using valuation techniques. These valuations use assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

We do not apply cash flow or fair value hedge accounting. For hedges of net investments in self-sustaining foreign operations, we recognize any gains or losses on the hedging instrument relating to the effective portion of the hedge in other comprehensive income. Any gain or loss on the hedging instrument relating to the ineffective portion of the hedge is recognized immediately in net earnings.

Inventories

Finished products, work in process and raw material inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Waste rock stripping costs related to mine production are inventoried as incurred.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina, Duck Pond and Pend Oreille mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products.

Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of average cost and replacement value. Cost includes acquisition, freight and other directly attributable costs.

Investments Subject to Significant Influence

Investments in Fording Canadian Coal Trust (Fording), Fort Hills Energy Limited Partnership (Fort Hills) and Galore Creek Partnership (Galore Creek) are accounted for using the equity method as we have significant influence over these investments.

Property, Plant and Equipment

Plant and equipment

Plant and equipment are recorded at cost. The cost of buildings, plant and processing equipment at our mining operations is amortized on a units-of-production basis over the lesser of the estimated useful life of the asset and the estimated proven and probable ore reserves. Amortization of plant and equipment at our smelting operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

When we incur debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including costs incurred during production to increase future output by providing access to additional sources of resources, are deferred. Upon commencement of commercial production, mineral properties and mine development costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.

Underground mine development costs are amortized using the block amortization method. Development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

Exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101 exist, and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

Development costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are deferred when it is expected that these costs will be recovered through future exploitation or sale of the property.

Asset impairment

We perform impairment tests on our property, plant and equipment when events or changes in circumstances occur that indicate the carrying value of an asset may not be recoverable. Estimated future cash flows are calculated using estimated future prices, mineral resources, and operating and capital costs on an undiscounted basis. When the carrying value of the development project exceeds estimated future cash flows, the asset is impaired. Write-downs are recorded to the extent the carrying value exceeds the discounted value of the estimated future cash flows based on our average cost of borrowing.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Goodwill and Impairment Tests

We allocate goodwill arising from business combinations to the reporting units acquired based on estimates of the fair value of the reporting unit. Any excess of the fair value of a reporting unit over the fair value of the sum of its individual assets and liabilities is considered goodwill for that unit.

We perform annual goodwill impairment tests. This impairment assessment involves estimating the fair value of each reporting unit that has been assigned goodwill. We compare the fair value to the total carrying amount of each reporting unit, including goodwill. If the carrying amount exceeds fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill. If the carrying amount of goodwill exceeds this amount, we reduce goodwill by a charge to earnings in the amount of the excess.

Circumstances which result in an impairment and write-down of goodwill could arise through a variety of factors including a reduction in the reserve or resource base of the mineral property, a reduction in expected prices of the commodities produced, or general business considerations including changes in circumstances of the host country tax regime.

Revenue Recognition

Sales are recognized when title transfers and the rights and obligations of ownership pass to the customer. The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. As a result, the values of our concentrate receivables change as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenue.

Income and Resource Taxes

Current income taxes are recorded based on the estimated income and resource taxes payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using substantively enacted tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

We are subject to assessments by various taxation authorities which may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including outcomes of audits, appeals, disputes, negotiations and litigation. We provide for such differences based on our best estimate of the probable outcome of these matters.

Pension and Other Employee Future Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon our best estimates, including discount rate, expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees.

Defined contribution pension plans
The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

Non-pension post-retirement plans
We provide certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

Stock-Based Compensation
The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements is recorded based on the estimated fair values at the grant date and charged to earnings over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to earnings over the period from the grant date to the date they are eligible for retirement.

Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Research and Development
Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

Asset Retirement Obligations
Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, our current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

For closed properties, any adjustments to the liability are charged to other income (expense). Asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

Earnings Per Share
Earnings per share are calculated based on the weighted average number of shares outstanding during the year. We follow the treasury stock method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

d) New Canadian Accounting Pronouncements
Inventories
In June 2007, the CICA issued Section 3031 "Inventories" to replace existing Section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. We do not expect the application to have a significant impact on our financial statements.

Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064 "Goodwill and Intangible Assets," which replaces Section 3062, "Goodwill and Other Intangible Assets." This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for us beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, "Revenues and Expenditures in the Pre-operating Period," will be withdrawn. This will result in a change to our accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset.

e) Changes in Estimates
Mineral Reserves
Estimates of proven and probable mineral reserves at each mineral property are updated annually at the end of each year. Following the update of these estimates on December 31, 2006, we prospectively revised calculations of depreciation and amortization of property, plant and equipment.

Mine Life Extension at Highland Valley Copper
In February 2007, we announced an extension of the mine life at Highland Valley Copper to 2019. We prospectively revised the amounts of depreciation and amortization of property, plant and equipment, pension expense and amounts related to asset retirement obligations to reflect the extended mine life.

3. ACQUISITION OF AUR RESOURCES INC.

In the third quarter of 2007, we acquired 100% of the outstanding common shares of Aur Resources Inc. Aur owned interests in three operating mines, the Quebrada Blanca (76.5%) and Andacollo (90%) copper mines located in Chile and the Duck Pond (100%) copper-zinc mine located in Newfoundland, Canada.

We accounted for the acquisition of Aur using the purchase method. Aur's results of operations are included in our consolidated financial statements from August 22, 2007. The purchase cost of $4,054 million was funded with a combination of cash and Class B subordinate voting shares as follows:

(Cdn$ in millions)	
Cash	$ 3,089
Issuance of 21,971,906 Class B subordinate voting shares	952
Transaction costs	13
Total purchase price	$ 4,054

Each Class B subordinate voting share was valued at $43.33, being the average closing price on the Toronto Stock Exchange for two trading days before and one day after the announcement of our offer for Aur, less deemed issuance costs.

Our allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have substantially completed the process of determining fair values for the assets and liabilities acquired. Matters still under review principally relate to income and resource taxes and could affect values assigned to future tax liabilities and goodwill. As a result, the purchase price allocation is subject to change in 2008 as the valuation process is completed.

Our current allocation of the purchase price to the estimated fair value of the assets and liabilities of Aur is as follows:

(Cdn$ in millions)	
Cash	$ 501
Inventory	267
Property, plant and equipment	4,137
Goodwill	706
Other	330
Total assets acquired	5,941
Current liabilities	(197)
Derivative instrument liability	(96)
Long-term liabilities	(302)
Future income tax liability	(1,263)
Non-controlling interests	(29)
Total liabilities assumed	(1,887)
Net assets acquired	$ 4,054

The net cash cost of the acquisition was as follows:

(Cdn$ in millions)	
Cash paid to Aur shareholders	$ 3,089
Less Aur's cash balance on acquisition date	(501)
	$ 2,588

4. ASSET IMPAIRMENT CHARGES

During 2007 we recorded an impairment charge of $26 million on our investment in Tahera Diamond Corporation ("Tahera"). Tahera announced the suspension of operations at its primary asset, the Jericho mine, and subsequently filed for creditor protection indicating an other than temporary decline in market value.

We also recorded impairment charges of $12 million against our Lennard Shelf zinc mine and $31 million against our Pend Oreille zinc mine. These impairment charges were triggered by operating losses, lower than planned production and increasing costs. As we no longer expect to recover the full carrying value of the mines over their expected mine lives, we have written the carrying values down to their estimated fair values based on the discounted value of our expectations of future cash flows.

5. INVENTORIES

(Cdn$ in millions)	2007	2006
Finished product	$ 312	$ 301
Work in process	350	218
Raw materials	153	91
Supplies	189	176
	$ 1,004	$ 786

6. INVESTMENTS

(Cdn$ in millions)	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Available-for-sale investments:				
Marketable securities (a)	$ 308	$ 308	$ 91	$ 186
Held for trading investments:				
Warrants (a)	1	1	12	23
	309	309	103	209
Investments accounted for under the equity method:				
Fording Canadian Coal Trust (19.95% interest) (b)	750		148	
Galore Creek Partnership (50% interest) (c)	214		–	
Fort Hills Energy Limited Partnership (20% interest) (d)	233		114	
	$ 1,506		$ 365	

(a) The fair values of marketable securities are determined using quoted market prices. The fair value for warrants is determined using a Black-Scholes option valuation model.

(b) Fording Canadian Coal Trust
On September 28, 2007, we acquired 16.65 million units of the Fording Canadian Coal Trust (Fording) at a price of $599 million. The acquisition of these units increased our interest in Fording from 8.7% to 19.95%. If, prior to July 31, 2008, we make an offer or announce an intention to acquire more than 50% of the outstanding Fording units and subsequently complete the transaction or sell the Fording units at a price in excess of $36 per unit, we must pay the seller such excess for the 16.65 million units acquired.

(c) Galore Creek Partnership
In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. ("NovaGold") to develop the Galore Creek copper-gold deposit in northwest British Columbia. Pursuant to the terms of the partnership agreement, we were required to fund $528 million in development costs. Thereafter, each partner was to be responsible for funding its pro rata share of development costs. NovaGold was also entitled to receive up to US$50 million of preferential distributions if revenues in the first year of commercial production were to exceed specific established targets.

In November 2007, construction activities at the project were suspended as a result of our review of the first season of construction and a more extensive engineering study that anticipated substantially higher capital costs and a longer construction schedule.

By agreement with NovaGold at the time of the suspension, our funding obligations in connection with the project were amended. Our funding obligation for project costs incurred after August 1, 2007 was reduced from the original $528 million to $403 million. Of this total, $264 million was spent by us as of the suspension date. Of the next $100 million of project costs (other than project study costs described below), we will fund two-thirds and NovaGold will fund one-third. Thereafter, each partner will fund its pro rata share of partnership costs. We also agreed to invest $72 million in the partnership over the next five years to be used principally to reassess the project and evaluate alternative development strategies. In addition, the amount of preferential distributions, if revenues in the first year of commercial production were to exceed specific established targets, was reduced to $25 million.

Galore Creek Partnership is obligated to complete construction demobilization and to put the site on care and maintenance, which will enable a restart of the project at a later date. The estimated project demobilization costs of $100 million have been accrued and expensed by the partnership in the period. We have recorded our $50 million or 50% share of these expenses as an equity loss of $33 million after-tax. Our actual demobilization costs could vary by a material amount from our estimates. Ongoing care and maintenance costs, which will be expensed as incurred, will be required to monitor the site and infrastructure until a decision is made to proceed with or abandon the project. This decision may not occur for several years. If the project does not proceed, Galore Creek Partnership will have to reclaim and restore disturbed land.

As the Galore Creek Partnership is a variable interest entity with NovaGold as the primary beneficiary, we account for our interest using the equity method. Future events, such as the ongoing funding arrangements, may result in a change to our accounting for this investment.

(d) Fort Hills Energy Limited Partnership

In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for our initial 15% interest, we are required to contribute 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. Thereafter, we are responsible for funding our 20% share of development costs. Our interest in Fort Hills is recorded as an investment using the equity method of accounting.

(e) Equity earnings (loss) is as follows:

(Cdn$ in millions)	2007	2006	2005
Fording Canadian Coal Trust (b)	$ 28	$ 32	$ 50
Galore Creek Partnership (c)	(33)	–	–
	$ (5)	$ 32	$ 50

7. PROPERTY, PLANT AND EQUIPMENT

(Cdn$ in millions)	2007	2006
Operating		
Mines and mining facilities	$ 9,013	$ 4,827
Accumulated depreciation and amortization	(2,695)	(2,620)
	6,318	2,207
Smelter and refineries	1,778	1,722
Accumulated depreciation and amortization	(717)	(694)
	1,061	1,028
Other Resource Properties		
Mineral properties	132	413
Oil sands leases	296	76
	$ 7,807	$ 3,724

During 2007, we capitalized $44 million (2006 - $21 million) of waste rock stripping costs associated with mine expansion at Highland Valley Copper and as at December 31, 2007, we have cumulative capitalized waste rock stripping costs of $68 million, all of which represents the capitalized expansion costs at Highland Valley Copper. In addition, we have $41 million of remaining unamortized capitalized stripping costs related to the transitional balance on adoption of EIC-160 in 2006 (Note 2(b)).

8. OTHER ASSETS

(Cdn$ in millions)	2007	2006
Restricted cash pledged as security (Note 10(e))	$ 151	$ –
Pension assets (Note 15(a))	210	194
Future income and resource tax assets (Note 18(c))	70	103
Cajamarquilla contingent receivable (net of current portion of $37 million) (Note 22(b))	42	–
Long-term receivables	51	109
Other	68	57
	$ 592	$ 463

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(Cdn$ in millions)	2007	2006
Trade payables	$ 506	$ 415
Commercial and government royalties	251	118
Payroll related liabilities	93	101
Capital project accruals	25	44
Current portion of asset retirement obligations (Note 14)	28	22
Accrued interest	22	24
Other	92	39
	$ 1,017	$ 763

10. LONG-TERM DEBT

(Cdn$ in millions)	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt instruments				
6.125% debentures due October 2035 (US$700 million) (a)	$ 675	$ 637	$ 806	$ 783
5.375% debentures due October 2015 (US$300 million) (a)	293	287	349	339
7.0% debentures due September 2012 (US$200 million) (b)	196	212	231	249
Aur debentures 6.75% due March 2010 (US$94 million) (c)	94	96	–	–
Antamina senior revolving credit facility due August 2012 (d)	92	92	108	108
Aur revolving credit facility (e)	148	148	–	–
Other	25	25	15	15
	1,523	1,497	1,509	1,494
Less current portion	(31)	(31)	–	–
	$ 1,492	$ 1,466	$ 1,509	$ 1,494

The fair values of debt are determined using discounted cash flows based on our expected cost of borrowing.

(a) In 2005, we issued US$300 million of 5.375% notes due October 2015 and US$700 million of 6.125% notes due October 2035. Net proceeds, after issue costs of $11 million, were $1.16 billion. We can call these notes at any time by repaying the greater of the principal amount with accrued interest and the present value of the principal and interest amounts discounted at comparable treasury yield plus a stipulated spread.

(b) In 2002, we issued US$200 million of 7.0% notes due September 2012. We can call these notes at any time by repaying the greater of the principal amount with accrued interest and the present value of the principal and interest amounts discounted at comparable treasury yield plus a stipulated spread.

(c) On acquisition of Aur in 2007, we assumed $94 million of 6.75% notes. The notes are repayable in three equal annual principal payments commencing March 11, 2008.

(d) In September 2006, Antamina refinanced its remaining senior debt (our 22.5% share is US$93 million) on a non-recourse basis with a syndicated five-year revolving term bank facility with a bullet repayment due at maturity. The facility may be renewed and extended annually with the concurrence of the participating banks. During 2007, the maturity date was extended to August 2012. The outstanding amount under the facility bears interest at LIBOR plus a margin.

(e) On acquisition of Aur, we assumed a revolving credit facility which permits borrowings of up to US$150 million. This facility is fully drawn at December 31, 2007. The terms of the facility require one of our subsidiaries to provide cash collateral to the lender equal to any amount outstanding under the facility plus US$3 million. The outstanding amount under the facility bears interest at LIBOR plus a margin and is due January 2011.

(f) At December 31, 2007, we had revolving credit facilities aggregating $1.1 billion, of which $0.9 billion is available until 2012. Net of $143 million of letters of credit and $148 million of draw-downs, the unused portion of the credit facilities is $819 million as at December 31, 2007. In addition, we have issued stand alone letters of credit for $140 million in respect of environmental bonding requirements.

Elk Valley Coal has a $200 million revolving credit facility for working capital purposes, of which our 40% share is $80 million. At December 31, 2007, Elk Valley Coal had issued letters of credit and guarantees totalling $79 million.

(g) Our debentures and bank credit facilities require the maintenance of a defined debt to capitalization ratio. As at December 31, 2007, we are in compliance with all debt covenants and default provisions.

(h) Excluding financing fees and discounting, we have scheduled long-term debt principal repayments of $31 million due in 2008, $31 million in 2009, $31 million in 2010, $148 million in 2011, $312 million in 2012, $296 million in 2015 and $695 million in 2035.

(i) We incurred interest expense on long-term debt as follows:

(Cdn$ in millions)	2007	2006	2005
Interest expense	$ 95	$ 102	$ 69
Less amounts capitalized	(10)	(5)	–
	$ 85	$ 97	$ 69

11. SALE OF INCO SHARES AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES

In 1996, we issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount debenture was exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (Inco), subject to adjustment in certain circumstances. We held 5,148,000 Inco common shares, which were sufficient to effect this exchange, and pledged these shares as security for the debentures. We also had the option to satisfy the exchange obligation in cash based on the market value of the Inco shares at the time of the exchange.

In 2006, we acquired an additional 3,800,000 shares of Inco and made a takeover bid to acquire all the outstanding shares of Inco. This bid expired on August 16, 2006, when insufficient shares were tendered to meet the minimum tender condition. We later tendered all of our Inco shares to a competing bid. Before our sale of the Inco shares, some holders of the Inco exchangeable debentures tendered their debentures to us for exchange and we exercised our option to pay the equivalent amount of cash. When the Inco shares were sold, an amount was placed in trust sufficient to repay the remaining debentures in cash. At December 31, 2006, debentures with a face value of $59 million and a cash value on exchange of $105 million remained outstanding. In 2006, the cash in trust to meet this obligation was excluded from cash and cash equivalents on the balance sheet and classified as cash held in trust. In 2007, the $105 million cash held in trust was used to settle the remaining debentures.

(Cdn$ in millions)	2006
Gain on sale of Inco shares	$ 332
Loss on redemption of debentures	(194)
	138
Less transaction costs	(18)
Net gain before tax	$ 120

12. OTHER LIABILITIES

(Cdn$ in millions)	2007	2006
Asset retirement obligations (Note 14)	$ 492	$ 427
Other environmental and post-closure costs	88	70
Pension and other employee future benefits (Note 15(a))		
Defined benefit pension plans	35	39
Non-pension post-retirement benefits	209	183
Forward sales contracts (net of current portion of $37 million) (Note 22(c))	78	–
Other	92	59
	$ 994	$ 778

13. MINORITY INTERESTS

(Cdn$ in millions)	2007	2006
Highland Valley Copper	$ 56	$ 38
Carmen de Andacollo	21	–
Quebrada Blanca	10	–
Elkview Mine Partnership	5	5
	$ 92	$ 43

14. ASSET RETIREMENT OBLIGATIONS

We have recorded an asset retirement obligation for each of our operating and closed mines. The refining and smelting facilities in Trail are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be estimated at this time. For the Trail operation, our recorded liability is limited to components of the facility where costs and expected dates of existing retirement and remediation requirements can be estimated.

The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2007 and 2006:

(Cdn$ in millions)	2007	2006
At January 1	$ 449	$ 378
Changes in cash flow estimates		
Operating mines	42	68
Closed properties	22	11
Expenditures and settlements	(20)	(31)
Accretion expense	26	21
Obligations assumed on acquisition	36	1
Foreign currency translation adjustments	(35)	1
At December 31	520	449
Less current portion	(28)	(22)
	$ 492	$ 427

Asset retirement obligations are initially recorded as a liability at fair value, assuming credit adjusted risk-free discount rates between 5.75% and 6.35%, and inflation factors between 2.00% and 2.75%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $374 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments before inflation adjustment are $3.9 million per annum for 2008 to 2032 and $10.5 million per annum for 2033 to 2107.

The change in cash flow estimates relating to asset retirement obligations at closed properties are recognized in other income (expense) (Note 17).

15. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

Defined Contribution Plans
We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

Defined Benefit Plans and Non-Pension Post-Retirement Benefits
We have various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only available to certain qualifying employees. The plans are "flat-benefit" or "final-pay" plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

All of our defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 57% of our accrued benefit obligation at December 31, 2007, was last actuarially evaluated on December 31, 2006. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2007.

We also have several post-retirement plans, which provide post-retirement medical and life insurance benefits to certain qualifying employees.

(a) Actuarial valuation of plans

(Cdn$ in millions)	2007		2006	
	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans
Accrued benefit obligation				
Balance at beginning of year	$ 1,270	$ 316	$ 1,198	$ 273
Current service cost	25	6	25	5
Benefits paid	(77)	(8)	(72)	(10)
Interest cost	63	16	62	15
Actuarial revaluation	(2)	(46)	11	8
Past service costs arising from plan improvements	7	–	43	24
Foreign currency exchange rate changes	(13)	(7)	–	–
Changes in methodology and assumptions	4	3	–	–
Transfers from other plans	14	–	3	–
Impact of new discount rate at year end	(36)	(9)	–	–
Other	5	1	–	1
Balance at end of year	1,260	272	1,270	316
Plan assets				
Fair value at beginning of year	1,275	–	1,126	–
Actual return on plan assets	21	–	143	–
Benefits paid	(77)	(8)	(72)	(10)
Foreign currency exchange rate changes	(10)	–	–	–
Contributions	32	8	76	10
Transfer from other plans	17	–	2	–
Other	(1)	–	–	–
Fair value at end of year	1,257	–	1,275	–
Funding surplus (deficit)	(3)	(272)	5	(316)
Unamortized actuarial costs	110	33	75	91
Unamortized past service costs	68	30	75	42
Net accrued benefit asset (liability)	$ 175	$ (209)	$ 155	$ (183)
Represented by				
Pension assets (Note 8)	$ 210	$ –	$ 194	$ –
Accrued benefit liability (Note 12)	(35)	(209)	(39)	(183)
Net accrued benefit asset (liability)	$ 175	$ (209)	$ 155	$ (183)

(b) Funded status

The funded status of our defined benefit pension plans is as follows:

(Cdn$ in millions)	2007			2006		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total
Plan assets	$ 1,007	$ 250	$ 1,257	$ 1,083	$ 192	$ 1,275
Benefit obligations	(928)	(332)	(1,260)	(988)	(282)	(1,270)
Excess (deficit) of plan assets over benefit obligations	$ 79	$ (82)	$ (3)	$ 95	$ (90)	$ 5

Our total cash payments for pension and other employee future benefits for 2007, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $52 million. We expect to contribute $43 million to our defined contribution and defined benefit pension plans in 2008 based on minimum funding requirements.

The estimated future benefit payments to pensioners for the next five years and five years thereafter are as follows:

(Cdn$ in millions)	2008	2009	2010	2011	2012	2013-2017
	$ 81	$ 84	$ 87	$ 91	$ 95	$ 558

15. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS (continued)

(c) Significant assumptions

The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

	2007		2006		2005	
	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans
Discount rate	5.27%	5.36%	5.02%	5.13%	5.03%	5.09%
Assumed long-term rate of return on assets	7%	–	7%	–	7%	–
Rate of increase in future compensation	4%	4%	4%	4%	4%	4%
Initial medical trend rate	–	9%	–	10%	–	10%
Ultimate medical trend rate	–	5%	–	5%	–	5%
Years to reach ultimate medical trend rate	–	4	–	5	–	6
Dental trend rates	–	5%	–	5%	–	4%

The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation for the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation and equity premiums based on a combination of historical experience and future long-term expectations.

The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates of high quality debt instruments at the measurement date.

(d) Employee future benefits expense

(Cdn$ in millions)	2007		2006		2005	
	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans
Current service cost	$ 25	$ 6	$ 25	$ 5	$ 19	$ 4
Interest cost	63	16	62	15	62	14
Expected gain on assets	(86)	–	(77)	–	(69)	–
Actuarial loss recognized	3	7	10	7	5	5
Past service cost recognized	14	6	9	1	6	–
Other	7	–	3	–	10	(1)
Expense recognized for the year	$ 26	$ 35	$ 32	$ 28	$ 33	$ 22

The defined contribution expense for 2007 is $11 million (2006 - $8 million; 2005 - $7 million).

Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income in the year but are amortized over the expected average remaining service life of employees. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

(Cdn$ in millions)	2007		2006		2005	
	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans
Expense recognized	$ 26	$ 35	$ 32	$ 28	$ 33	$ 22
Difference between expected and actual return on plan assets	66	–	(66)	–	(60)	–
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	(36)	(59)	1	1	120	32
Difference between past service costs amortized and past service costs arising	(7)	(6)	34	21	15	–
Other	(4)	–	(3)	–	(9)	1
Costs incurred (recovered)	$ 45	$ (30)	$ (2)	$ 50	$ 99	$ 55

(e) Health care sensitivity

A one percent change in the initial and ultimate medical trend rates assumptions would have the following effect on our post-retirement health care obligations and expense:

(Cdn$ in millions)	Increase (decrease) in service and interest cost	Increase (decrease) in obligation
Impact of 1% increase in medical trend rate	$ 4	$ 33
Impact of 1% decrease in medical trend rate	(3)	(27)

(f) Investment of plan assets

The assets of our defined benefit pension plans are managed by pension asset fund managers under the oversight of the Teck Cominco Limited Executive Pension committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the annual percentage change in the Consumer Price Index plus 4%. To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. We review the investment guidelines for each plan at least annually and the portfolio and investment managers' performance is monitored quarterly.

The composition of the defined benefit pension plan assets at December 31, 2007 and 2006, and the target composition for 2008 are as follows:

	2008 Target	2007 Actual	2006 Actual
Equity securities	50%	55%	58%
Debt securities	40%	36%	37%
Real estate and other	10%	9%	5%
Total	100%	100%	100%

16. SHAREHOLDERS' EQUITY

	2007		2006	
	Shares (in 000's)	Cdn$ in millions	Shares (in 000's)	Cdn$ in millions
Share capital (a)				
Class A common shares	9,353	$ 7	9,348	$ 7
Class B subordinate voting shares (b)	432,555	3,274	422,306	2,398
Retained earnings		5,038		4,225
Contributed surplus (g)		71		64
Accumulated other comprehensive income (h)		(671)		(145)
		$ 7,719		$ 6,549

(a) Authorized share capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called "coattail provisions," which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid," or is otherwise exempt from any requirement that such offer be made to all or substantively all holders of Class A common shares, the coattail provisions do not apply.

16. SHAREHOLDERS' EQUITY (continued)

(b) Class B subordinate voting shares

	Shares (in 000's)	Cdn$ in millions
At December 31, 2004	196,682	$ 2,117
Options exercised (e)	2,067	31
Other (l)	3	–
At December 31, 2005	198,752	2,148
Options exercised (e)	907	20
Issued in settlement of exchangeable debentures due 2024 (d)	11,489	230
Other (l)	5	–
At December 31, 2006	211,153	2,398
Share split (c)	211,153	–
Issued on acquisition of Aur (Note 3)	21,972	952
Options exercised (e)	1,373	16
Share repurchase program (k)	(13,100)	(92)
Other (l)	4	–
At December 31, 2007	432,555	$ 3,274

(c) Share split

On April 25, 2007, shareholders approved a two-for-one share split of our Class A common shares and Class B subordinate voting shares effective as of the close of business on May 7, 2007. All share, per share, share option, and DSU and RSU information included in the consolidated financial statements and accompanying notes has been adjusted to reflect this share split for all periods presented.

(d) Exchangeable debentures due 2024

In April 1999, we issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B subordinate voting shares for a total, if exchanged, of 11.5 million Class B subordinate voting shares. The debentures were exchangeable by the holder or redeemable by us at any time.

On June 1, 2006, we completed a series of transactions culminating in the redemption of these debentures. In the course of these transactions, all outstanding debentures were exchanged and we issued 11.5 million Class B subordinate voting shares.

By virtue of our option to deliver a fixed number of Class B subordinate voting shares to satisfy the principal payments, the debentures net of issue costs and taxes were classified as a component of shareholders' equity and the interest, net of taxes, was charged directly to retained earnings. This interest, net of taxes, totalled $3 million in 2006 and $4 million in 2005.

The exchange was a non-monetary transaction and did not affect our cash flow or earnings. In 2006, current tax benefits of $124 million on these transactions were recorded directly to shareholders' equity.

(e) Share options

Under our share option plan, 9 million Class B subordinate voting shares have been set aside for the grant of share options to full-time employees and directors. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. We issue new shares upon exercise of share options.

During the year ended December 31, 2007, we granted 839,400 Class B subordinate voting share options at market price to employees. These share options have an exercise price of $43.74, a vesting period of three years and expire in 2015.

The weighted average fair value of Class B subordinate voting share options granted in the year was estimated as $16 per share option (2006 - $12; 2005 - $9) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2007	2006	2005
Dividend yield	0.95%	1.04%	0.88%
Risk free interest rate	5.15%	4.11%	3.75%
Expected life	4.2 years	5.0 years	4.7 years
Expected volatility	35%	35%	36%

Outstanding share options

	2007		2006	
	Shares (in 000's)	Weighted average exercise price	Shares (in 000's)	Weighted average exercise price
Outstanding at beginning of year	4,274	$ 14.40	5,382	$ 10.02
Granted	839	43.74	710	33.20
Exercised	(1,373)	9.44	(1,814)	8.73
Forfeited	(70)	19.52	(4)	30.87
Outstanding at end of year	3,670	$ 22.86	4,274	$ 14.40
Vested and exercisable at end of year	2,141	$ 12.58	2,556	$ 8.04

Information relating to share options outstanding at December 31, 2007:

Outstanding share options (in 000's)	Vested share options (in 000's)	Price range	Weighted average exercise price on outstanding share options	Weighted average exercise price on vested share options	Weighted average remaining life of outstanding options (months)
54	54	$ 3.20 - $ 4.79	$ 3.67	$ 3.67	17
1,001	1,001	$ 4.80 - $ 7.20	$ 5.69	$ 5.69	18
562	562	$ 7.21 - $ 10.82	$ 12.55	$ 12.55	26
560	321	$ 10.83 - $ 16.25	$ 22.64	$ 22.64	38
665	203	$ 16.26 - $ 24.38	$ 33.20	$ 33.20	74
828	–	$ 24.39 - $ 43.74	$ 43.74	–	86
3,670	2,141		$ 22.86	$ 12.58	48

The intrinsic value of a share option is the difference between the current market price for our Class B subordinate voting share and the exercise price of the option. At December 31, 2007, the aggregate intrinsic value, based on the December 31, 2007 closing price of $35.43 for the Class B subordinate voting share, was $53 million for all outstanding options and $49 million for vested options.

Further information about our share options

(Cdn$ in millions)	2007	2006	2005
Total compensation cost recognized	$ 11	$ 7	$ 6
Total fair value of share options vested	8	5	3
Total intrinsic value of share options exercised	46	54	70

The unrecognized compensation cost for non-vested share options at December 31, 2007 was $7 million. The weighted average period over which it is expected to be recognized is 1.47 years.

(f) Deferred Share Units and Restricted Share Units

Under our Deferred Share Unit (DSU) or Restricted Share Unit (RSU) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of one Class B subordinate voting share at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to employees vest after three years. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. Should employees be terminated without cause, units vest on a pro-rata basis. Should employees be terminated with cause, units are forfeited. DSUs may only be redeemed within twelve months from the date a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant. Additional units are issued to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B subordinate voting shares.

At December 31, 2007, 1,044,198 DSUs and RSUs were outstanding (2006 - 1,007,818).

Non-vested DSU and RSU activity for the year ended December 31, 2007

	2007		2006	
	Deferred share unit and restricted share unit (in 000's)	Weighted average grant date fair value	Deferred share unit and restricted share unit (in 000's)	Weighted average grant date fair value
Non-vested at beginning of year	718	$ 29.36	430	$ 20.23
Granted	359	42.98	488	35.12
Forfeited	(19)	26.00	(2)	29.01
Vested	(363)	19.62	(198)	23.62
Non-vested at end of year	695	$ 39.08	718	$ 29.36

16. SHAREHOLDERS' EQUITY (continued)

Further information about our DSUs and RSUs

(Cdn$ in millions, except weighted average)	2007	2006	2005
Weighted average grant date fair value of the units granted	$ 44.02	$ 35.63	$ 21.84
Total fair value of units vested	13	8	2
Total compensation cost recognized	10	17	12
Tax benefits realized	4	2	–
Cash used to settle DSUs and RSUs	12	6	–

The unrecognized compensation cost for non-vested DSUs and RSUs at December 31, 2007 was $15 million. The weighted average period over which it is expected to be recognized is 1.74 years.

(g) Contributed surplus

(Cdn$ in millions)	2007	2006	2005
Beginning of year	$ 64	$ 61	$ 58
Stock-based compensation expense (e).	11	7	6
Transfer to Class B subordinate voting shares on exercise of share options	(2)	(4)	(3)
Share repurchase program (k)	(2)	–	–
End of year	$ 71	$ 64	$ 61

(h) Accumulated other comprehensive income (loss)

(Cdn$ in millions)	December 31, 2007
Opening balances at beginning of period	$ (145)
Adoption of new accounting standards	50
	(95)
Other comprehensive loss for the period	(576)
Accumulated other comprehensive loss at end of period	$ (671)

The components of accumulated other comprehensive income are:

(Cdn$ in millions)	December 31, 2006	On adoption January 1, 2007	December 31, 2007
Currency translation adjustment	$ (145)	$ (145)	$ (695)
Unrealized losses on cash flow hedges (net of tax of $21 and $16)	–	(28)	(18)
Unrealized gains on investments (net of tax of $16 and $9)	–	78	42
	$ (145)	$ (95)	$ (671)

(i) Earnings per share

The following table reconciles basic and diluted earnings per share:

(Cdn$ in millions, except per share data)	2007	2006	2005
Basic earnings			
Earnings from continuing operations	$ 1,661	$ 2,395	$ 1,345
Less interest on exchangeable debentures, net of taxes	–	(3)	(4)
Earnings from continuing operations, less interest on exchangeable debentures, net of taxes	1,661	2,392	1,341
Earnings (loss) from discontinued operations	(46)	36	–
Net earnings available to common shareholders	$ 1,615	$ 2,428	$ 1,341
Diluted earnings			
Earnings from continuing operations	$ 1,661	$ 2,395	$ 1,345
Earnings (loss) from discontinued operations	(46)	36	–
Net diluted earnings available to common shareholders	$ 1,615	$ 2,431	$ 1,345
Weighted average shares outstanding (000's)	431,498	421,156	404,944
Effect of dilutive securities			
Incremental shares from share options	2,229	3,318	4,242
Shares issuable on conversion of exchangeable debentures	–	9,574	22,978
Weighted average diluted shares outstanding	433,727	434,048	432,164
Basic earnings per share	$ 3.74	$ 5.77	$ 3.31
Basic earnings per share from continuing operations	$ 3.85	$ 5.68	$ 3.31
Diluted earnings per share	$ 3.72	$ 5.60	$ 3.11
Diluted earnings per share from continuing operations	$ 3.83	$ 5.52	$ 3.11

(j) Dividends

Dividends declared in 2007, 2006 and 2005 totalled $1.00 per share, $1.00 per share, and $0.40 per share respectively. Dividends paid on or after January 1, 2007 are eligible for the enhanced federal and provincial dividend tax credits.

(k) Share purchase program

During 2007, we purchased 13.1 million Class B subordinate voting shares at a cost of $577 million pursuant to a normal course issuer bid that expired on February 21, 2008.

(l) At December 31, 2007, there were 735,312 Class B subordinate voting shares (2006 - 740,712 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the company in prior years.

17. OTHER INCOME (EXPENSE)

(Cdn$ in millions)	2007	2006	2005
Interest income	$ 177	$ 186	$ 56
Gain on sale of investments and assets	55	201	77
Realization of cumulative translation losses	(59)	–	–
Zinc derivative gains	53	–	–
Other derivative losses	(31)	–	(29)
Reclamation expense for closed properties	(26)	(17)	(14)
Miscellaneous	1	(54)	4
	$ 170	$ 316	$ 94

18. INCOME AND RESOURCE TAXES

(a) Income and resource tax expense from continuing operations

(Cdn$ in millions)	2007	2006	2005
Current			
Canadian income tax	$ 388	$ 483	$ 201
Foreign income and resource tax	398	499	85
Canadian resource tax	106	172	116
	892	1,154	402
Future			
Canadian income tax	(101)	34	103
Foreign income and resource tax	(12)	19	7
Canadian resource tax	16	6	12
	(97)	59	122
	$ 795	$ 1,213	$ 524

(b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

(Cdn$ in millions)	2007	2006	2005
Tax expense at the statutory income tax rate of 34.1% (2006 - 34.6%; 2005 - 34.4%)	$ 857	$ 1,244	$ 630
Tax effect of			
Resource taxes, net of resource and depletion allowances	(18)	(7)	47
Non-temporary differences including one-half of capital gains and losses	(19)	(41)	(35)
Benefit of current tax losses not recognized (recognition of previously unrecognized losses)	21	14	(45)
Benefit of tax rate reduction	(81)	(21)	(21)
Difference in tax rates in foreign jurisdictions	(13)	32	(18)
Other	48	(8)	(34)
	$ 795	$ 1,213	$ 524

18. INCOME AND RESOURCE TAXES (continued)

(c) Temporary differences giving rise to future income and resource tax assets and liabilities

(Cdn$ in millions)	2007	2006
Future income and resource tax assets		
Net operating loss carry forwards	$ 111	$ 98
Property, plant and equipment	(98)	(92)
Alternative minimum and other tax credits	65	104
Asset retirement obligations	57	28
Other	15	31
Valuation allowance	(77)	(56)
	73	113
Less current portion	(3)	(10)
	$ 70	$ 103
Future income and resource tax liabilities		
Property, plant and equipment	$ 1,895	$ 727
Asset retirement obligations	(132)	(118)
Amounts relating to partnership year ends	305	484
Other	(61)	(52)
	2,007	1,041
Less current portion	(81)	(161)
	$ 1,926	$ 880

(d) Earnings by jurisdiction

Our earnings before income and resource taxes, minority interests, and equity earnings (losses) from continuing operations are earned in the following tax jurisdictions:

(Cdn$ in millions)	2007	2006	2005
Canada	$ 1,181	$ 1,404	$ 1,154
Foreign	1,327	2,191	676
	$ 2,508	$ 3,595	$ 1,830

(e) We have non-resident subsidiaries that have undistributed earnings. For certain non-resident subsidiaries, undistributed earnings are not expected to be repatriated in the foreseeable future and therefore, taxes have not been provided.

(f) Loss carry forwards

At December 31, 2007, we had $72 million of Canadian federal net operating loss carry forwards that were acquired as a result of our acquisition of Aur. These loss carry forwards expire at various dates between 2010 and 2027. At December 31, 2007, we had United States federal net operating loss carry forwards of $103 million (2006 - $119 million). These loss carry forwards expire at various dates between 2008 and 2027.

(g) Valuation allowance

We have provided a valuation allowance of $77 million relating to jurisdictions that do not have established sources of taxable income.

(h) Other disclosure

In the normal course of business, we are subject to audit by taxation authorities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amounts accrued.

For our primary Canadian entities, audits by various Canadian taxation authorities for years after 2000 have not been completed. For US federal, state and local tax purposes, our principal US entities are subject to examination by US tax authorities for the years 1990 to the present; however, the tax years 1997, 1999 and 2000 are closed. We are subject to audit by Peruvian taxation authorities for the years 2006 and 2007. For Chilean tax purposes, we are subject to examination by tax authorities for years 2004 to the present.

19. PARTNERSHIPS AND JOINT VENTURES

Our principal operations that are accounted for using the proportionate consolidation method are Elk Valley Coal, and the Antamina, Pogo, Hemlo and Lennard Shelf mines. Our share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

(Cdn$ in millions)	2007	2006	2005
Assets			
Cash and cash equivalents	$ 108	$ 88	$ 166
Other current assets	316	347	320
Mineral properties, plant and equipment	1,101	1,252	1,258
	$ 1,525	$ 1,687	$ 1,744
Liabilities and equity			
Current liabilities	$ 194	$ 274	$ 223
Long-term liabilities	392	368	381
Equity	939	1,045	1,140
	$ 1,525	$ 1,687	$ 1,744
Earnings			
Revenues	$ 1,955	$ 2,127	$ 1,847
Operating and other expenses	(1,232)	(1,077)	(934)
Provision for income and resource taxes	(205)	(222)	(99)
Net earnings	$ 518	$ 828	$ 814
Cash flow			
Operating activities	$ 652	$ 981	$ 843
Financing activities	11	(38)	(83)
Investing activities	(71)	(76)	(203)
Distributions	(559)	(945)	(526)
Effect of exchange rates on cash	(13)	–	(8)
Increase (decrease) in cash	$ 20	$ (78)	$ 23

Income and resource taxes are only provided for incorporated joint ventures. The liability for income taxes for partnerships and unincorporated joint ventures rests at the parent entity level and is not included in this table.

20. SUPPLEMENTARY CASH FLOW INFORMATION

(Cdn$ in millions)	2007	2006	2005
(a) Cash and cash equivalents			
Cash	$ 695	$ 156	$ 132
Money market investments with maturities from the date of acquisition of 3 months or less	713	4,898	1,966
	$ 1,408	$ 5,054	$ 2,098
(b) Changes to non-cash working capital items			
Accounts and settlements receivable	$ 178	$ (192)	$ (164)
Inventories	(94)	(118)	(120)
Accounts payable and accrued liabilities	99	321	34
Current income and resource taxes payable	(465)	288	229
	$ (282)	$ 299	$ (21)
(c) Interest and taxes paid			
Interest paid	$ 90	$ 111	$ 49
Income and resource taxes paid	$ 1,283	$ 846	$ 177
(d) Non-cash financing transaction			
Shares issued on conversion of debt (Note 16(d))	$ –	$ 107	$ –
Shares issued on acquisition of Aur Resources (Note 3)	$ 952	$ –	$ –

21. COMMITMENTS AND CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2007, or with respect to future claims, cannot be predicted with certainty.

(a) Upper Columbia River Basin (Lake Roosevelt)
Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (TCML), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

In June 2006, TCML and its affiliate, TCAI, entered into a Settlement Agreement (the "Agreement") with the US Environmental Protection Agency ("EPA") and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study ("RI/FS") of contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the "Colville Tribe") and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order ("UAO") purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment ("RA") will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS.

The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in TCML's view was not intended to govern the discharges of a facility occurring in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court. In February 2007, TCML filed a petition for review and reversal with the US Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association. In January 2008, the US Supreme Court denied TCML's petition for a review of the 9th Circuit decision. The denial of review is not a decision on the merits of TCML's defense, but rather reflects the US Supreme Court's decision not to take up the case at this particular time.

The case will now revert to the District Court of Eastern Washington for a hearing on the merits of the original and amended complaints. TCML will raise the defenses set out in its petition to the Supreme Court and continue to vigorously defend against the claims. Should the District Court find that TCML is liable under the CERCLA statute, TCML will have the opportunity to appeal that decision to both the 9th Circuit and the US Supreme Court.

TCAI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above. The settlement agreement is not affected by the litigation.

In July 2007, we received notification from the Colville Tribe that they have been appointed lead administrative trustee to the recently formed Upper Columbia/Lake Roosevelt Natural Resource Trustee Council comprised of the Colville Tribe, the Spokane Tribe, the State of Washington and the US Department of Interior. We were advised that the primary purpose of the council is the integration and coordination of the assessment of potential natural resource damages during the on-going RI/FS at the site. We believe and have so informed the council, that it is premature to conduct such studies until the RI/FS is further developed.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

(b) Commitments and guarantees

Red Dog Commitments

In 2006, in accordance with the operating agreement governing the Red Dog mine, the royalty to NANA increased to 25% of net proceeds of production. Previously, we paid an advance royalty of 4.5% of net smelter returns. The increase in royalty rate is partially offset by a decline in the base on which royalties are calculated, as operating, distribution, selling and management fees, an allowance for future reclamation and closure costs, capital costs and deemed interest are deductible in the calculation of the royalty. The new 25% royalty became payable in the third quarter of 2007 after we had recovered the cumulative advance royalties previously paid to NANA. The NANA royalty charge in 2007 was US$190 million, compared with US$57 million expensed under the previous advance royalty regime in 2006. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in 2012.

TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million but has no minimum tonnage requirements. There are also fee escalation provisions based on zinc price and annual tonnage.

TCAK has also entered into agreements for the transportation and handling of concentrates from the mill site. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$10 million, with adjustment provisions based on variable cost factors.

Antamina Royalty

On the acquisition of our interest in the Antamina mine, the vendor was granted a net profits royalty equivalent to 7.4% of our share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. The recovery of accumulated capital costs together with interest was completed in 2006 and an expense of $22 million was recorded in 2007 in respect of this royalty.

Fort Hills

Under the Fort Hills agreement, we have committed to contribute 34% of the first $2.5 billion of partnership expenditures on the Fort Hills project and 27.5% of project expenditures after the project spending reaches $2.5 billion and before spending reaches $7.5 billion, after which our contributions revert to our 20% share. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interest.

Elk Valley Coal Partnership Guarantee

Elk Valley Coal has provided an unsecured guarantee, limited in recourse against us to the assets of Elk Valley Coal and the interest of Teck Cominco Limited therein, with respect to up to $400 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which we acquired its interest in Elk Valley Coal. As at December 31, 2007, Fording had $280 million outstanding under these borrowings, of which our 40% share was $112 million.

Operating Leases

Amounts payable under operating leases are $99 million, with annual payments of $23 million in 2008, $13 million in 2009, $10 million in 2010, $7 million in 2011, $6 million in 2012, and $40 million thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

Forward Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and power and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

Environmental Protection

Our operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

22. ACCOUNTING FOR FINANCIAL INSTRUMENTS

(a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. From time-to-time, we may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors.

Foreign Exchange Risk

We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the US dollar. Our cash flows from Canadian operations are exposed to foreign exchange risk as commodity sales are denominated in US dollars, and the majority of operating expenses are in Canadian dollars. We have elected not to actively manage this exposure at this time.

We also have various investments in US dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our US dollar denominated debt as a hedge against self-sustaining operations. As at December 31, 2007, $1.2 billion of debt was designed in this manner.

22. ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

Impact of US dollar foreign exchange risk on financial instruments:

(US$ in millions)	2007
Net working capital	$ 235
Long-term debt	(1,457)
Net investment in foreign self-sustaining operations	6,518

As at December 31, 2007, with other variables unchanged, a $0.01 strengthening (weakening) of the Canadian dollar against the US dollar would have no significant effect on net earnings resulting from our use of financial instruments. There would be a $53 million decrease (increase) in other comprehensive income.

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, floating rate debt and interest rate swaps. Our interest rate management policy is generally to borrow at fixed rates to match the duration of our long lived assets. In some circumstances, floating rate funding may be used for short term borrowing. Cash and cash equivalents receive interest based on market interest rates.

As at December 31, 2007, with other variables unchanged, a 1% change in the LIBOR rate would have an insignificant impact on net earnings. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of commodities. We have elected not to actively manage our exposure to commodity price risk at this time. From time-to-time, we may use commodity price contracts to manage our exposure to fluctuations in commodities prices. The use of derivatives is based on established practices and parameters, and is subject to approval by our Hedging Committee and Board authorization.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by settlement adjustments to receivables and payables, the Cajamarquilla contingent receivable, existing gold forward contracts and zinc forward contracts acquired with Aur.

The following represents the financial instruments' effect on net earnings after-tax from a 10% change to metal prices, based on the December 31, 2007 prices. There is no impact on other comprehensive income. The sensitivity of our financial instruments to commodity price changes is comprised of settlement receivables and payables and other instruments, including forward sales (Note 22 (c)) and receivables held in discontinued operations (Note 22(b)).

Impact of commodity price risk on financial instruments:

	Price on December 31, 2007	Change	Effect of financial instruments on net earnings (Cdn$ in millions)
Zinc	US $1.04/lb	+10%	$ (3)
Lead	US $1.15/lb	+10%	4
Gold	US $837/oz	+10%	(4)
Copper	US $3.03/lb	+10%	29

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our money market investments carry investment grade ratings. We manage credit risk for trade and other receivables through established credit monitoring activities. We do not have a significant concentration of credit risk with any single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our receivables and derivative assets.

Liquidity Risk

We manage liquidity risk by maintaining adequate cash and cash equivalent balances, and by appropriately utilizing our lines of credit. Our Treasury department continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2007:

(Cdn$ in millions)	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt (Note 10(h))	$ 1,544	$ 31	$ 62	$ 460	$ 991
Derivative liabilities	125	37	64	24	–
	$ 1,669	$ 68	$ 126	$ 484	$ 991

(b) Derivative financial instruments

Sales and purchases contracts

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. As a result, the values of our concentrate receivables and payables change as the underlying market prices vary. This component of the contracts is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenue or operating costs as appropriate.

Contingent receivable related to sale of discontinued operations

Pursuant to a price participation clause in the agreement for sale of the Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires in 2009. The agreement also provided for additional consideration should certain other benchmarks be met. This price participation is considered an embedded derivative.

Effective January 1, 2007, upon adoption of the new accounting standards for financial instruments, we recorded an asset of $139 million in respect of the fair market value of the price participation clause in the sale agreement. This instrument is valued based on discounted cash flows using a zinc forward price curve, US dollar forward price and our credit adjusted risk-free interest rate. We recorded an after-tax loss of $46 million in respect of these items for the year (2006 - $36 million after-tax gain).

In January 2007, we received a pre-tax amount of $48 million for the 2006 price participation payment and in January 2008, we received a pre-tax amount of $38 million for the 2007 price participation payment.

(c) The fair value of our fixed forward sale and purchase contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our fixed forward sales contracts as at December 31, 2007 is as follows:

	2008	2009	2010	2011	Total	Fair Market Value (Cdn$ millions)
Gold (thousands of ozs)						
Forward sales contracts	44	43	–	–	87	
Average price (US$/oz)	350	350	–	–	350	$ (42)
Zinc (millions of lbs)						
Fixed forward sales contracts(i)	57	57	57	57	228	
Average price (US$/lb)	0.78	0.72	0.67	0.63	0.70	(76)
Zinc (millions of lbs)						
Fixed forward purchase contracts(ii)	6	–	–	–	6	
Average price (US$/lb)	1.05	–	–	–	1.05	–
Lead (millions of lbs)						
Fixed forward purchase contracts(ii)	1	–	–	–	1	
Average price (US$/lb)	0.76	–	–	–	0.76	–
						$ (118)

Interest Rate Swap

Principal Amount	Rate Swapped	Rate Obtained	Maturity Date	Fair Market Value
US$100 million	7.00%	LIBOR plus 2.14%	September 2012	Cdn$ 3 million

Notes:

(i) As part of the Aur acquisition, fixed forward sale commitments were acquired.

(ii) From time-to-time, certain customers purchase refined metal products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

23. CAPITAL RISK MANAGEMENT

Our objectives when managing capital are to safeguard our ability to continue as a going concern, to provide an adequate return to shareholders, and to meet external capital requirements on our debt and credit facilities. We monitor capital based on the debt to debt-plus-equity ratio. Debt is total debt shown on the balance sheet. Debt-plus-equity is calculated as debt as shown on the balance sheet, plus total shareholders' equity which includes accumulated other comprehensive income, share capital, contributed surplus and retained earnings.

Our strategy is to keep the debt to debt-plus-equity ratio below 40%. However, the ratio may be higher for periods of time due to certain transactions such as an acquisition. These transactions, while causing the ratio to be out of range for the short term, are intended to help us meet our capital management objectives in the long run. Our debt to debt-plus-equity ratio at December 31, 2007 and 2006 is 16% and 19% respectively.

24. SEGMENTED INFORMATION

We have six reportable segments: copper, zinc, coal, gold, energy and corporate, based on the primary products we produce or are developing. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development and other income (expense). Prior year comparatives have been restated to conform to current year presentation.

	2007						
(Cdn$ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total
Segment revenues	$ 2,186	$ 3,439	$ 951	$ 182	$ –	$ –	$ 6,758
Less inter-segment revenues	–	(387)	–	–	–	–	(387)
Revenues	2,186	3,052	951	182	–	–	6,371
Operating profit (loss)	1,354	1,180	209	(5)	–	–	2,738
Interest expense	(13)	–	(1)	–	–	(71)	(85)
Exploration	(46)	(20)	–	(22)	–	(17)	(105)
Asset impairment charges	–	(43)	–	–	–	(26)	(69)
Other corporate income (expense)	–	–	–	(28)	–	57	29
Earnings before taxes, minority interests, equity earnings and discontinued operations	1,295	1,117	208	(55)	–	(57)	2,508
Capital expenditures	259	150	35	30	70	27	571
Total assets	6,524	2,865	1,359	357	529	1,939	13,573

	2006						
(Cdn$ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total
Segment revenues	$ 2,220	$ 3,467	$ 1,177	$ 143	$ –	$ –	$ 7,007
Less inter-segment revenues	–	(468)	–	–	–	–	(468)
Revenues	2,220	2,999	1,177	143	–	–	6,539
Operating profit	1,617	1,493	444	7	–	–	3,561
Interest expense	(11)	–	(2)	–	–	(84)	(97)
Exploration	(38)	(4)	–	(24)	–	(6)	(72)
Other corporate income (expense)	(10)	–	–	–	–	213	203
Earnings before taxes, minority interests, equity earnings and discontinued operations	1,558	1,489	442	(17)	–	123	3,595
Capital expenditures	102	133	18	44	73	21	391
Total assets	1,211	4,431	779	402	190	4,434	11,447

	2005						
(Cdn$ in millions)	Copper	Zinc	Coal	Gold	Energy	Corporate	Total
Segment revenues	$ 1,587	$ 1,693	$ 1,173	$ 127	$ –	$ –	$ 4,580
Less inter-segment revenues	–	(163)	(2)	–	–	–	(165)
Revenues	1,587	1,530	1,171	127	–	–	4,415
Operating profit	980	461	512	9	–	–	1,962
Interest expense	(14)	–	–	–	–	(55)	(69)
Exploration	(38)	(10)	–	(8)	–	(14)	(70)
Other corporate income (expense)	–	–	–	–	–	7	7
Earnings before taxes, minority interests, equity earnings and discontinued operations	928	451	512	1	–	(62)	1,830
Capital expenditures	32	79	98	100	3	14	326
Total assets	1,217	3,034	809	358	20	3,371	8,809

The geographic distribution of our property, plant and equipment and external sales revenue with revenue attributed to regions based on the location of the customer is as follows:

	Property, plant and equipment		Revenues		
(Cdn$ in millions)	2007	2006	2007	2006	2005
Canada	$ 2,687	$ 1,886	$ 649	$ 724	$ 578
United States	1,059	1,308	1,563	1,487	842
Latin America	4,020	498	361	251	252
Asia	5	–	2,673	2,770	1,894
Europe	3	–	993	1,201	809
Australia	33	32	126	106	40
Africa	–	–	6	–	–
	$ 7,807	$ 3,724	$ 6,371	$ 6,539	$ 4,415

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on our net earnings is summarized as follows:

(Cdn$ in millions, except per share data)	2007	2006	2005
Net earnings under Canadian GAAP	$ 1,615	$ 2,431	$ 1,345
Add (deduct)			
Exchangeable debentures due 2024 (b)	–	(4)	(6)
Unrealized holding gains (losses) on investments (c)	–	(14)	33
Deferred start-up costs (d)	3	(11)	3
Exploration expenses (e)	(32)	(21)	–
Derivative instruments (f)			
Embedded derivatives	–	94	(25)
Non-hedge derivatives	18	(53)	(62)
Asset retirement obligations (g)	(3)	(3)	(3)
Deferred stripping (h)	(40)	(17)	–
Cumulative translation adjustment on partial redemption of subsidiary (i)	59	–	–
Other (j)	(3)	(2)	7
Tax effect of adjustments noted above	37	40	23
Tax benefit on redemption of exchangeable debentures (b)	–	124	–
Net earnings under US GAAP before comprehensive income adjustments	1,654	2,564	1,315
Other comprehensive income under Canadian GAAP	(576)	–	–
Add (deduct)			
Unrealized gains (losses) on investments (c)			
Arising during the period	–	104	102
Less: reclassification adjustments to net income	–	(78)	(51)
	–	26	51
Losses on derivatives designated as cash flow hedges (f)			
Arising during the period	–	–	(4)
Less: reclassification adjustments to net income	(18)	(13)	(26)
	(18)	(13)	(30)
Cumulative translation adjustment (i)(k)	(63)	21	(51)
Additional pension liability (l)	42	8	(22)
Tax effect of adjustments	(10)	(2)	11
Other comprehensive income under US GAAP	(625)	40	(41)
Comprehensive income	$ 1,029	$ 2,604	$ 1,274
Earnings per share under US GAAP before comprehensive income adjustments			
Basic	$ 3.83	$ 6.09	$ 3.25
Diluted	$ 3.81	$ 5.92	$ 3.05
Basic from continuing operations	$ 3.75	$ 5.82	$ 3.25
Diluted from continuing operations	$ 3.74	$ 5.65	$ 3.05

Balance sheets under Canadian GAAP and US GAAP

(Cdn$ in millions)	2007		2006	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
ASSETS				
Current assets				
Cash and cash equivalents	$ 1,408	$ 1,408	$ 5,054	$ 5,054
Temporary investments	–	–	227	227
Cash held in trust	–	–	105	105
Accounts and settlements receivable	593	593	723	723
Inventories	1,004	1,004	786	786
	3,005	3,005	6,895	6,895
Investments (c)	1,506	1,494	365	538
Property, plant and equipment (d)(e)(g)(h)(j)	7,807	7,576	3,724	3,483
Other assets (f)(l)	592	435	463	467
Goodwill	663	663	–	–
	$ 13,573	$ 13,173	$ 11,447	$ 11,383
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities (f)	$ 1,017	$ 1,017	$ 763	$ 794
Dividends payable	221	221	216	216
Current portion of long-term debt	31	31	–	–
Current income and resource taxes payable	–	–	443	443
Current portion of future income and resource taxes	81	81	161	161
Exchangeable debentures	–	–	105	105
	1,350	1,350	1,688	1,719
Long-term debt (b)	1,492	1,492	1,509	1,498
Other liabilities (f)(g)(l)	994	974	821	911
Future income and resource taxes	1,926	1,687	880	760
Minority interest	92	92	–	–
Shareholders' equity	7,719	7,578	6,549	6,495
	$ 13,573	$ 13,173	$ 11,447	$ 11,383

Shareholders' equity under Canadian GAAP and US GAAP

(Cdn$ in millions)	2007		2006	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Capital stock	$ 3,281	$ 3,157	$ 2,405	$ 2,281
Retained earnings	5,038	5,213	4,225	4,388
Contributed surplus	71	71	64	64
Accumulated other comprehensive income (k)	(671)	(863)	(145)	(238)
	$ 7,719	$ 7,578	$ 6,549	$ 6,495

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(a) Adoption of new accounting standards

(i) Accounting for uncertainty in income tax
We adopted the provisions of FASB Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes," on January 1, 2007. FIN No. 48 prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in our tax returns. In addition, FIN No. 48 also provides guidance on derecognition, classification, presentation and disclosure of unrecognized tax benefits. As a result of the adoption, we recognized an increase to opening retained earnings of $85 million, with a corresponding reduction in tax liabilities. During the year, an additional tax recovery and a corresponding decrease in tax liabilities of $3 million was required under US GAAP.

Our unrecognized tax benefits on January 1, 2007 were $11 million. There were no additions, reductions or settlements to unrecognized tax benefits throughout the year and as a result, the unrecognized tax benefits on December 31, 2007 remain at $11 million.

Our unrecognized tax benefits, if recognized, would not significantly affect our effective tax rate. We recognize interest and penalties related to unrecognized tax benefits in other income and expenses. During the years ended December 31, 2007, 2006 and 2005, we did not recognize any significant tax related interest and penalties. We also did not accrue significant amounts of tax related interest and penalties at December 31, 2007 and 2006.

(ii) Accounting for defined benefit pension and other post-retirement plans
In 2006, we adopted FASB Statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, we recognize a net liability or asset for the funded or underfunded status of our defined benefit pension and other post-retirement benefit plans on our balance sheets. Changes in the funded status during the year will be recorded in other comprehensive income. The standard does not change the calculation of periodic pension expense under US GAAP, but affects other comprehensive income. Before adoption of this standard, we had an additional minimum pension liability of $21 million. The adoption of this standard resulted in a $263 million charge, net of $99 million of taxes, directly to accumulated other comprehensive income at December 31, 2006, and had no impact on our net earnings or retained earnings.

(iii) Post-production stripping costs
Effective January 1, 2006, we adopted EITF 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry." It requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase.

Under Canadian GAAP, we elected to prospectively adopt EIC-160, the related Canadian standard, and amortize the existing balance sheet amount relating to deferred stripping costs over the reserves to which it relates. Under US GAAP, we have retroactively adopted EITF 04-06 and elected to recognize the cumulative effect of the adjustment in the opening balance of retained earnings. This resulted in an initial US GAAP difference to decrease property, plant and equipment by $52 million, decrease future income tax liabilities by $23 million and decrease retained earnings by $29 million.

Canadian GAAP permits capitalization of stripping activity which represents a betterment of a mineral property. Betterment occurs when the stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate. Under US GAAP, all stripping costs are treated as variable production costs.

(b) Exchangeable debentures due 2024
Our exchangeable debentures due 2024, redeemed in 2006, were classified as equity with related interest being charged directly to retained earnings. Under US GAAP, we classified these instruments as liabilities and interest was charged against current period earnings. The redemption of the debentures in 2006 was treated as a non-monetary transaction and the carrying value of the debentures was transferred to share capital. Tax benefits arising on the settlement of the debt instrument were recorded in earnings for US GAAP purposes.

(c) Unrealized holding gains (losses) on investments
Under Canadian GAAP, prior to adopting the new financial instruments accounting standards, we recorded investments in marketable securities at cost. For US GAAP, our marketable securities are designated as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains or losses included in other comprehensive income until realized, or until an other than temporary decline occurs. With the adoption of the new Canadian financial instruments standards on January 1, 2007, we recognized our marketable securities at fair value for Canadian GAAP.

(d) Deferred start-up costs
Under Canadian GAAP, we defer mine start-up costs until the mine reaches commercial levels of production and amortize these amounts over the life of the project. Under US GAAP, we expense mine start-up costs as incurred.

(e) Exploration expense
Under Canadian GAAP, we capitalize exploration expenditures where resources, as defined under National Instrument 43-101 exist and it is expected that the expenditures can be recovered by future exploitation or sale. For US GAAP, exploration expenditures are expensed unless proven and probable reserves have been established by a feasibility study.

(f) Derivative instruments
Under Canadian GAAP, we adopted the new financial instruments accounting standards. Prior to adoption, derivative instruments, to which hedge accounting was applied, were held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments were recorded on the balance sheet at fair value with changes in fair value recorded in other income.

For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

(i) For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges, the effective portion of the changes in fair value is accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

(ii) The Inco exchangeable debentures, settled in 2006, included an option to settle the debt with Inco shares. Under US GAAP, this option constituted an embedded derivative which was accounted for as a separate derivative instrument and recorded on the balance sheet at fair value with changes in fair value included in net earnings.

(iii) TCAK's agreement with the Northwest Arctic Borough includes an escalation clause based on zinc price. This constitutes an embedded derivative and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings. With the adoption of the new Canadian GAAP financial instruments standards on January 1, 2007, we recognized this embedded derivative for Canadian GAAP.

(iv) Our contingent consideration from the sale of Cajamarquilla based on zinc prices (Note 22(b)) constitutes an embedded derivative under US GAAP and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings. With the adoption of the new Canadian GAAP financial instruments standards on January 1, 2007 we recognized this embedded derivative for Canadian GAAP.

(v) With the adoption of the Canadian GAAP financial instruments accounting standards on January 1, 2007, our unrealized losses on cash flow hedges were charged, net of taxes, directly to opening accumulated other comprehensive income. As these previously designated cash flow hedges mature, losses are brought into net earnings. Under US GAAP, these derivatives were not designated as cash flow hedges, and accordingly, unrealized gains and losses are recorded in net earnings.

(g) Asset retirement obligations
For US GAAP purposes, we adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. We adopted the provisions of CICA 3110, "Asset Retirement Obligations," for Canadian GAAP purposes effective January 1, 2004.

The United States and Canadian standards for asset retirement obligations are substantially the same; however, due to the difference in adoption dates, different discount rate assumptions were used in initial liability recognition. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

(h) Deferred stripping
Canadian GAAP differs from US GAAP in that it allows the capitalization of deferred stripping costs when such costs are considered a betterment of the asset.

(i) Cumulative translation losses
Under Canadian GAAP, when a foreign subsidiary pays a dividend to the parent company and there has been a reduction in the net investment, a gain or loss equivalent to a proportionate amount of cumulative translation adjustment is recognized in net income. Under US GAAP, a gain or loss from the cumulative translation adjustment is only recognized when the foreign subsidiary is sold, or the parent completely or substantially liquidates its investment.

(j) Other
Other adjustments include differences in respect of equity earnings, long-term debt discounts, interest capitalization and other items.

(k) Comprehensive income
Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130, "Reporting Comprehensive Income." Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity, but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). We adopted the Canadian GAAP standard for comprehensive income and other comprehensive income on January 1, 2007.

(l) Pension liability
For US GAAP purposes, we are required to report the overfunded asset or underfunded liability of our defined benefit pension and other post-retirement plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension and other employee future benefits provided in Note 15.

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

(Cdn$ in millions)	2007		2006	
	Pension benefits	Other post-retirement benefits	Pension benefits	Other post-retirement benefits
Funded status at end of year				
Fair value of plan assets	$ 1,257	$ –	$ 1,275	$ –
Benefit obligations	1,260	260	1,270	316
Funded status	$ (3)	$ (260)	$ 5	$ (316)
Amounts recognized in the balance sheet				
Non-current asset	$ 79	$ –	$ 95	$ –
Current liability	(4)	(10)	(3)	(10)
Non-current liability	(78)	(250)	(87)	(306)
	$ (3)	$ (260)	$ 5	$ (316)
Amounts recgnized in accumulated other comprehensive income				
Net actuarial loss (gain)	$ 110	$ 22	$ 75	$ 112
Prior service cost (credit)	68	29	75	22
	$ 178	$ 51	$ 150	$ 134

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2007 and 2006 were as follows:

(Cdn$ in millions)	2007	2006
Accumulated benefit obligation in excess of plan assets		
Projected benefit obligation at end of year	$ 347	$ 239
Accumulated benefit obligation at end of year	321	218
Fair value of plan assets at end of year	269	160

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are as follows:

(Cdn$ in millions)	Pension benefits	Other post-retirement benefits
Actuarial loss	$ 5	$ 1
Prior service cost	14	6
Total	$ 19	$ 7

(m) Cash flow from operating activities

Under US GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

(n) Proportionate consolidation

US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. All of our joint ventures qualify for the Securities and Exchange Commission's accommodation, which allows us to continue to follow proportionate consolidation. Additional information concerning our interests in joint ventures is presented in Note 19.

(o) Recent US accounting pronouncements

Fair value measurements

In September 2006, FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. We are currently considering the impact of the adoption of this interpretation.

caution on forward-looking information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as "forward-looking statements"). Often, but not always, forward-looking statements can be identified by the use of words such as "plans," "expects" or "does not expect," "is expected," "budget," "scheduled," "estimates," "continues," "forecasts," "projects," "predicts," "intends," "anticipates" or "does not anticipate," or "believes," or variations of such words and phrases, or state that certain actions, events or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any of our future results, performance or achievements expressed or implied by the forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to: prices and price volatility for zinc, copper, coal, gold and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products; the long-term demand for and supply of zinc, copper, coal, gold and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products; changes in foreign currency exchange rates; our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices; treatment and refining charges; our strategies and objectives; our interest and other expenses; our tax position and the tax rates and royalty rates applicable to us; political unrest or instability in countries where we operate and its impact on our foreign assets, including our interest in the Antamina copper-zinc mine and the Quebrada Blanca and Andacollo copper mines; the timing of decisions regarding, the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project in Alberta, the Galore Creek project in British Columbia, the Aqqaluk deposit at the Red Dog mine in Alaska, and the Andacollo hypogene copper-gold deposit in Chile; our estimates of the quantity and quality of our mineral reserves and resources and oil resources; the production capacity of our operations; our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection; our future capital and production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations; our cost reduction and other financial and operating objectives; our exploration projects; our environmental, health and safety initiatives; the availability of qualified employees for our operations, including our new developments; the satisfactory negotiation of collective agreements with unionized employees; the outcome of legal proceedings and other disputes in which we are involved; general business and economic conditions; the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums; and our dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including, but not limited to, the following: risks that may affect our operating or capital plans; risks generally encountered in the development and operation of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodity products that are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates, including the risk of errors in assumptions and methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation or failure to maintain permits or to obtain them on a timely basis; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with our operations in foreign countries; risks of changes in tax laws or their interpretation or in royalty rates and their application to our operations; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this report. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; interest rates and foreign currency exchange rates; the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by us; the timing of the receipt of regulatory and governmental approvals for our development projects and other operations; the availability of financing for our development projects on reasonable terms; our costs of production and our production and productivity levels, as well as those of our competitors; power prices; our ability to secure adequate transportation for our products; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; our ability to attract and retain skilled staff; the impact of changes in Canadian/US dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; costs of closure of our various operations; market competition; the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; premiums realized over London Metal Exchange cash and other benchmark prices; tax benefits and tax and royalty rates; the outcome of our coal price and refining and treatment charge negotiations with customers; the resolution of environmental and other proceedings or disputes; and our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in our most recent annual information form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

irectors



Norman B. Keevil, 70
Univ. of Toronto (B.A. Sc.)
Univ. of California, Berkeley (Ph.D.)
Univ. of British Columbia (Honorary LL.D.)

Chairman of the Board of Teck Cominco. President and CEO of Teck Corporation 1981 - 2001. Executive Vice President of Teck Corporation from 1968. Lifetime director of the Mining Association of Canada. Inducted into the Canadian Mining Hall of Fame in January 2004.



Mayank M. Ashar, 52
Univ. of Toronto (B.A. Philosophy and Economics, B.Sc. Chemical Engineering, M.B.A. Engineering)

Executive Vice President of Suncor Energy In Executive Vice President, Suncor Energy USA 2003 - 2007. EVP Suncor Energy, Oil Sands until 2003. Serves on the Board of the Nation Petroleum Refiners Association and Operat Eyesight International. Was co-chair of 2004 Arctic Winter Games.



Robert J. Wright, 75
Trinity College, Univ. of Toronto (B.A.)
Osgood Hall Law School (LL.B.)

Lead Director of the Board since 2000. Chairman of the Board of Teck Corporation 1994 - 2000. Member of the Board of Cominco 1994 - 2001. Chairman of the Ontario Securities Commission 1989 - 1993. Partner with Lang Michener 1964 - 1989. Chairman and Member of the Executive Committee, Mutual Fund Dealers Association. Director and Member of the Executive Committee, AARC Foundation. Chairman, Armtec Infrastructure Income Fund and a Director of Pathways to Education Canada. Appointed a Member of the Order of Canada, April 1997.



J. Brian Aune, 68
Chartered Accountant

Currently President of Alderprise Inc. Chairman of St. James Financial Corporation 1990 - 2005. Chairman and CEO of Nesbitt Thomson Inc. 1980 - 1990. Director of Constellation Software Inc., Power Financial Corporation.



Warren S. R. Seyffert, Q.C., 67
Univ. of Toronto Law School (LL.B.)
York Univ., Osgoode Hall (LL.M.)

Counsel to Lang Michener, former Chair of the Partnership, Managing Partner, Lang Michener. Former lecturer "Law of Corporate Management," Osgoode Hall Law School. Trustee of the Fording Canadian Court Trust. Director of Allstate Insurance Company of Canada, Pafco Insurance Company, Pembridge Insurance Company, the Kensington Health Centre, the Kensington Foundation and St. Andrew Goldfields Ltd. Honorary Trustee of the Royal Ontario Museum.



Jalynn H. Bennett, 65
Univ. of Toronto (B.A. Economics)

President of Jalynn H. Bennett and Associate Ltd. Director of CIBC, Nortel Networks Limited, Nortel Networks Corporation, Cadillac Fairview Corporation Limited and the Hospital for Sick Kids Foundation. Member of the Lawrence National Centre for Policy and Management Advisory Council, Richard Ivey School of Business and the Canadian Millennium Scholarship Foundation.



Donald R. Lindsay, 49
Queen's Univ. (B.Sc., Honours)
Harvard Business School (M.B.A.)

President and Chief Executive Officer of Teck Cominco Limited since April 2005. President from January 2005 to April 2005. Director of Fording (GP) ULC. Former President, CIBC World Markets Inc. 2001 - 2004. Head, Asia Pacific Region, CIBC 2000 - 2004. Head, Investment and Corporate Banking, CIBC World Markets Inc. 1997 - 2004. Head, Global Mining Group, CIBC World Markets Inc. [illegible]



Hugh J. Bolton, 69
Chartered Accountant
Univ. of Alberta (B.A. Economics)

Currently Chairman of Epcor Utilities Inc. Chairman and CEO of Coopers & Lybrand Canada 1991 - 1998. Managing Partner of Coopers & Lybrand Canada 1984 - 1990. Director of the Toronto-Dominion Bank, Canadian National Railway Company, WestJet Airlines Ltd., Matrikon Inc. and Alberta Shock Trauma Air Rescue Society.



Norman B. Keevil III, 44
Univ. of British Columbia (B.A. Sc. Mechanical Engineering)

Chief Operating Officer and Vice President of Engineering with Triton Logging Inc. since 2004. Former President and CEO of Pyramid Automation Ltd.



Janice R. Rennie, 50
Chartered Accountant
Univ. of Alberta (BComm.)

Senior Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. 2004 - 2005. Principal of Rennie and Associates until 2004. Director of Greystone Capital Management Inc., Matrikon Inc., Methanex Corporation and West Fraser Timber Co. Ltd.



Takashi Kuriyama, 57
Akita Univ. (B.A. Engineering)

Executive Vice President and Director of Sumitomo Metal Mining America Inc. and Director of several subsidiaries of Sumitomo Metal Mining America Inc.



Keith E. Steeves, 75
Chartered Accountant

Officer of Teck Corporation 1981 - 1996. Senior Vice President Finance and Administration at Bethlehem Copper Corporation until 1981. Member of the British Columbia and the Canadian Institutes of Chartered Accountants and the British Columbia and the Canadian Financial Executives Institutes.



Takuro Mochihara, 62
Univ. of Tokyo, Faculty of Law

Currently Director and Senior Managing Executive Officer, Sumitomo Metal Mining Co. Ltd. Held management [illegible] Mitsubishi Canada [illegible] 1995 - 2002.



Chris M. T. Thompson, 60
Rhodes Univ., SA (B.A. Law & Economics)
Bradford Univ., UK (M.Sc.)

Currently serving as Director of Frontera Copper Corporation. CEO and Chairman of the Board of Gold Fields Ltd. 1998 - 2002. Chairman of the Board of Gold Fields Ltd. until November 2005. Chairman of the World Gold Council (2002 - 2005).



Derek G. Pannell, 61
Metallurgical Engineer
Imperial College, UK (B.A. Sc.)
Honorary Professor of the Universidad Nacional de Ingeneria, Lima, Peru

Managing Partner of Brookfield Asset Management. President and Chief Operating Officer of Noranda Falconbridge Limited from 2001 to October 2006. Former Chair of the Mining Association of Canada [illegible]. Member of the [illegible] Council for Mining and Metals.

[illegible]
(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Pension Committee
(5) Corporate Governance and Nominating Committee
(6) Environment, Health and Safety Committee
(7) Reserves Committee

officers

Norman B. Keevil
Chairman of the Board

Robert J. Wright
Deputy Chairman and Lead Director

Donald R. Lindsay
President and Chief Executive Officer

Peter G. Kukielski
Executive Vice President and Chief Operating Officer

Douglas H. Horswill
Senior Vice President, Environment and Corporate Affairs

G. Leonard Manuel
Senior Vice President and General Counsel

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

Peter C. Rozee
Senior Vice President, Commercial Affairs

Ronald J. Vance
Senior Vice President, Corporate Development

Timothy C. Watson
Senior Vice President, Project Development

Michael E. Agg
Vice President, Refining and Metal Sales

Michael J. Allan
Vice President, Engineering

Dale E. Andres
Vice President, International Mining

Fred S. Daley
Vice President, Exploration

Michel P. Filion
Vice President, Environment, Health and Safety

Gary M. Jones
Vice President, Business Development

Robert G. Scott
Vice President, North American Mining

Andrew A. Stonkus
Vice President, Concentrate Marketing

John F. H. Thompson
Vice President, Technology and Development

James A. Utley
Vice President, Human Resources

Gregory A. Waller
Vice President, Investor Relations and Strategic Analysis

Karen L. Dunfee
Corporate Secretary

John F. Gingell
Controller

Lawrence A. Mackwood
Treasurer

Anthony A. Zoobkoff
Senior Counsel and Assistant Secretary

corporate information

2007 SHARE PRICES AND TRADING VOLUME

Class B subordinate voting shares-TSX-C$/share

	High	Low	Close	Volume
Q1	$ 44.73	$ 37.80	$ 40.25	169,869,412
Q2	44.50	41.55	45.20	133,003,478
Q3	53.35	38.04	47.22	165,747,719
Q4	52.40	33.03	35.43	183,365,990
				651,986,599

Class B subordinate voting shares-NYSE-US$/share

	High	Low	Close	Volume
Q1	$ 38.08	$ 32.12	$ 34.80	32,076,610
Q2	46.91	34.75	42.50	35,025,500
Q3	50.89	35.32	47.71	51,877,785
Q4	53.80	33.03	35.71	65,960,635
				184,940,530

Class A common shares-TSX-C$/share

	High	Low	Close	Volume
Q1	$ 46.15	$ 39.68	$ 42.50	248,828
Q2	46.00	45.50	48.71	146,079
Q3	58.50	45.60	53.50	279,585
Q4	58.00	42.00	44.35	193,262
				867,754

STOCK EXCHANGES

Our Class A common and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B respectively.

Our Class B subordinate voting shares are listed on the New York Stock Exchange under the symbol TCK.

DIVIDENDS DECLARED ON CLASS A AND B SHARES

Amount per share	Payment Date
$0.50*	July 3, 2007
$0.50	January 3, 2008

*The actual dividend was $1.00 per share. The amount has been adjusted to reflect the 2-for-1 share split that occurred in May 2007.

These dividends are eligible for both the Federal and Provincial enhanced dividend tax credits.

SHARES OUTSTANDING AT DECEMBER 31, 2007

Class A common shares	9,353,470
Class B subordinate voting shares	433,298,126

ANNUAL INFORMATION FORM

We prepare an Annual Information Form (AIF) that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our AIF and annual and quarterly reports are available on request or on our website at **www.teckcominco.com**, on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

SHAREHOLDER RELATIONS

Karen L. Dunfee, Corporate Secretary
David W. Splett, Director, Investor Relations

TRANSFER AGENTS

Inquiries regarding change of address, stock transfer, registered shareholdings, dividends or lost certificates should be directed to our Registrar and Transfer Agent:

CIBC Mellon Trust Company
1600-1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1
CIBC Mellon Trust Company provides an Answerline Service for the convenience of shareholders:
Toll-free in Canada and the US
1-800-387-0825
Outside Canada and the US
416-643-5500
E-mail: inquiries@cibcmellon.com

Mellon Investor Services LLC
Class A common and Class B subordinate voting shares
480 Washington Boulevard
Jersey City, New Jersey USA
1-201-680-6578
www.melloninvestor.com

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
V6C 3S7

vancouver 2010
OFFICIAL SUPPORTER

END

Teck Cominco Limited
600-200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L9
T. 604 687 1117 F. 604 687 6100
www.teckcominco.com

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